1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 26, 2012	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2011 ANNUAL RESULTS ANNOUNCEMENT

FOR THE PERIOD ENDED 31 DECEMBER 2011

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“the Company”) is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2011. The annual results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the 2011 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2011 annual results of the Company is available for viewing on the websites of The Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www. yanzhoucoal.com.cn.

Definitions

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability reformed and established in accordance with PRC law in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

Definitions

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the coal resources development and coal chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 61% owned subsidiary of the Company, mainly engages in the project application and mining rights approvals of Shilawusu coal field in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested by the Company in Australia;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal production, processing, preparation and sales operations;

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Austar Company, mainly engages in coal mining, sales and exploration of coal;

Definitions

Yancoal Intenational	Yancoal International (Holding) Co., Limited, a company with limited liability incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company, serves as the general management company of overseas assets and operations of the Company;

“Railway Assets”	the railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

Definitions

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

Chapter 02 Business Highlights

I.	REVIEW OF OPERATIONS

		Unit	2011	2010	Increase/ Decrease	Percentage of increase and decrease (%)

1.	Coal business
	Raw coal production	kilotonne	55,676	49,403	6,273	12.70
	Salable coal production	kilotonne	50,911	45,533	5,378	11.81
	Salable coal sales volume	kilotonne	64,250	49,634	14,616	29.45
2.	Railway transportation business
	Transportation volume	kilotonne	18,089	19,736	-1,647	-8.35
3.	Coal chemicals business
	Methanol production	kilotonne	532	367	165	44.96
	Methanol sales volume	kilotonne	529	376	153	40.69
4.	Electrical power business
	Power generation	10,000kWh	136,705	136,981	-276	-0.20
	Electricity sold	10,000kWh	93,265	52,660	40,605	77.11
5.	Heat business
	Heat generation	10,000steam tonnes	128	127	1	0.79
	Heat sales volume	10,000steam tonnes	17	19	-2	-10.53

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2007 to 2011.

(1)	OPERATING RESULTS

	Year ended 31 December
	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)

Sales income	47,065,840	33,944,252	20,677,138	25,287,423	15,403,731
Gross profit	18,785,790	15,057,631	9,130,357	12,451,493	7,228,720
Interest expenses	(839,305)	(603,343)	(45,115)	(38,360)	(27,222)
Income before tax	12,520,986	12,477,335	5,685,806	8,865,228	4,543,313
Net Income attributable to equity holders of the Company	8,928,102	9,281,386	4,117,322	6,488,908	3,230,450
Earnings per share	RMB1.82	RMB 1.89	RMB 0.84	RMB 1.32	RMB 0.66
Dividend per shareNote	RMB0.57	RMB 0.59	RMB 0.25	RMB 0.40	RMB 0.17

Note:	Dividend per share for year 2011 represents the dividend proposed.

Business Highlights Chapter 02

The change of net income attributable to equity holders of the Company:

unit: RMB’000

	2011	2010	Percentage of increase and decrease (%)

Net income attributable to equity holders of the Company	8,928,102	9,281,386	-3.81
The impact of exchange gains or losses on net income	363,695	1,864,655	-80.50
Net operating income attributable to equity holders of the Company	8,564,407	7,416,731	15.47
Net operating income per share	RMB1.74	RMB1.51	15.47

(2)	ASSETS AND LIABILITIES

	31 December
	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)

Net current assets	(4,290,365)	14,147,492	9,590,547	9,697,406	5,808,755
Net values of property, plant and equipment	31,273,824	19,874,615	18,877,134	14,149,446	13,524,594
Total assets	97,151,591	72,755,864	62,432,591	32,338,631	26,187,400
Total borrowings	34,457,820	23,015,758	22,509,841	258,000	330,000
Equity attributable to equity holders of the Company	42,634,490	37,331,886	29,151,807	26,755,124	21,417,537
Net asset value per share	RMB8.67	RMB 7.59	RMB 5.93	RMB 5.44	RMB 4.35
Return on net assets (%)	20.94	24.86	14.12	24.25	15.07

Chapter 02 Business Highlights

(3)	SUMMARY STATEMENT OF CASH FLOWS

		Year ended 31 December
	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)

Net cash from operating activities	17,977,276	5,399,804	6,520,131	7,095,477	4,558,649
Increase (decrease) in cash and cash equivalents	1,807,278	(1,845,074)	180,934	4,082,320	(250,995)
Net cash flow per share from operating activities	RMB3.66	RMB1.10	RMB1.33	RMB1.44	RMB0.93

Notes:

1.	In year 2011, the Group has since consolidated the financial statements of Yancoal International; from the year 2009, the Group has since consolidated the financial statements of Hua Ju Energy, Yancoal Resources and Ordos Neng Hua.
2.	This annual report does not contain a separate analysis of such companies such as Yancoal International, Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), etc, whose operating results and assets did not have any material impact on the Group.

Chairman’s Statement Chapter 03

2011 is the first year in which the Group implemented the Twelfth Five-Year Plan and a year for which the Group strengthened and deepened the strategy of “Second Venture, Rapid Development”, leading to a new phase for its economic development. Over the past year, facing the severe and complicated domestic and international economic environment, the Group has achieved new historic breakthrough in operating performance and scale of development as well as a further increase in sustainable development capacity through paying equal attention to industrial and capital operation, potential excavation and external expansion, expanding capital operation and strengthening operation management, overcoming unfavorable factors such as complicated production condition, limitations on relocation of villages located above coal fields, market fluctuations, cost increase, international foreign exchange changes, etc. The Board finds the overall work performance during the year of 2011 satisfactory.

The Board proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB2,803.5 million (tax inclusive) or RMB0.57 per share (tax inclusive) to the Shareholders for the year 2011.

ACHIEVEMENTS IN 2011

In 2011, the Group’s production of salable coal amounted to 50.91million tonnes, representing an increase of 11.8% compared with that of 2010. Sales of coal were 64.25 million tonnes, representing an increase of 29.5% compared with that of 2010. Production of methanol was 0.53 million tonnes, representing an increase of 45% compared with that of 2010. Sales of methanol were 0.53 million tonnes, representing an increase of 40.7% compared with that of 2010. Net income attributable to the equity holders of the Company amounted to RMB8, 928.1 million, representing a decrease of 3.8% compared with that of 2010. Deducting the impact of foreign exchange gains and losses, the net operating income of the Group made a 15.5% increase as compared to that of the previous year.

Chapter 03 Chairman’s Statement

The profitability was further improved. With the implementation of the production strategy of “Consolidating within Shandong Province, Increasing outside Shandong Province and Expanding Overseas”, the Company’s coal production volume steadily increased. Increased efforts in relocation of villages located above coal fields, optimizing mining sites and streamlining production structure give rise to stable production volumes at the coal mines of the headquarters of the Company. By expediting the development, construction and acquisition of external coal mines, the production capacity and volumes from Yancoal Australia and Ordos Neng Hua have markedly increased and Zhaolou Coal Mine of Heze Neng Hua has achieved the designed production capacity. Through its adaptation to market changes and adjustment of sales strategies in a flexible manner, balance between coal production and sales was achieved and economies of scale were maximized. By optimizing coal product structure and increasing clean coal’s production and sales, the added value of coal product was further increased. Through enhancing income of coal product trading, the total annual sales of externally purchased coal reached 13.31 million tonnes, representing an increase of 147.5% compared with the corresponding period of last year.

Development zones and operation fields were continuously expanded. Through enhanced capital operations and strengthened acquisition and integration efforts of mineral resources, the Five Key Operating Bases, namely, Shandong, Yulin of Shaanxi, Ordos City of Inner Mongolia, Australia and Canada, have been established. The preliminary preparation work for the commencement of construction of Zhuan Longwan coal mine field, Shilawusu coal mine field and Ying Panhao coal mine field in Ordos, Inner Mongolia have accelerated. The Company has established Yancoal International (Holding) Company Limited in Hong Kong for the purpose of establishing an operation platform for overseas assets management, investment and financing, international trade, resources development and technology export. Capital operations were implemented by various means such as capital merger and acquisition, strategic sale, export of capitalized technology etc. Development zones and operation scales of the Company were further expanded; advantages of capital and technology were quickly transformed to those of scale benefits; the resources/reserves of the Company achieved diversified expansion. The listing of Yancoal Australia has achieved significant breakthrough. The merger agreement between Yancoal Australia and Gloucester Coal Limited has been reached and the approval procedures are under way. Upon completion of this transaction, Yanzhou Coal will become the only company listed in four places among the PRC’s coal industry.

The corporate governance was further improved. The Company amended and perfected its governance system in a timely manner in accordance with new requirements of the domestic and overseas regulations by improving the operational functions of the Board, leveraging on the professional expertise of independent directors and enhancing the special committees of the Board and their working systems. Through strengthening continuous education training and standardizing the operation mechanism of the Company as a listed compnay, the awareness of the Company and the management in standardized operation was further enhanced. Adapting itself to the requirements of international development, the Company strengthened the construction of international operation risk precaution and control system. Further improving and perfecting relevant systems concerning internal control of the Company, the “General Rules on Internal Control” was formed and implemented. The Board is of the view that the internal control system of the Company is sound and has been implemented effectively, and no major fault was found in the design of the internal control or its implementation during the reporting period.

Chairman’s Statement Chapter 03

The Company actively performed its corporate and social responsibilities by enhancing safety management, increasing equipment input and trainings to ensure employees’ occupational safety and health. The Company recorded a zero fatality rate per million tonnes of raw coal production for five consecutive years. Austar coal mine was regarded as one of the safest coal mines in the northern part of New South Wales, Australia for six years in a row. Great emphases were placed on ecological culture and the development of recycle economy while deep processing and comprehensive utilization of coal products to improve effective use of resources were promoted with great efforts. Following the naming of the Company as an “Environmentally Friendly Enterprise in China”, two coal mines of the Company were named as “the First Barch of Green Mine Pilot Units at State Level” in China. The Company endeavors to contribute to society and promotes rapid regional economic development, social harmony and stability as well as the development of its employees alongside growth in corporate efficiency.

OUTLOOK FOR 2012

Outlook for the coal market

Affected by the slowing down of the global economy, the supply and demand in the domestic and international coal markets will generally keep in balance in 2012.

Demand and supply in the PRC coal market has generally been in balance, while tensions in coal supply may occur in certain areas during particular periods. China’s economy will make stable growth but at a slower speed in 2012. It is expected that the growth speed of coal demand may also slow down yet growth will be sustained. China’s new coal production capacity will continue to increase while coal import volume will remain at a high level, thereby further increasing coal supply capacities. Coal production of the PRC will gradually move to concentrate in the western part of China. Affected by railway layout and limited transportation capacity, tensions in coal supply may still occur in certain areas during particular periods. Policies such as the continuous increase in concentration of the domestic coal industry, the increasing attention paid to the major players in the coal industry, policies and measures taken by the State to actively improve the merger and restructuring of coal enterprises, as well as enhancing coal mining safety management ability and implementing general control of coal output will benefit the stability of the coal markets. It is anticipated that coal prices for the year 2012 in the PRC will fluctuate gently.

Supply and demand of coal in international market will keep in balance on the whole. With the slowing down in the growth of the world’s economy, the growth in the international energy demand will be limited. With the improvement in the infrastructures of the major coal exporting countries in the world such as Australia and South Africa, coal export capacity will increase while coal export of Vietnam and Indonesia have decreased. The economy in European countries remains depressed with coal demand keeping weak and part of the coal resources will flow to Asian-Pacific region. It is anticipated that the supply of coal will remain stable for the coal markets in the Asian-Pacific region. The coal import in countries and regions among East Asia (including China) and South Asia will increase. It is expected that demand for coal in Asian-Pacific regions will increase moderately. Affected by the changing demand and supply relationship and geopolitics, the international coal prices are expected to continue to fluctuate at a high level.

The average coal selling price of the Group is expected to increase in 2012 as compared with that of 2011. Currently, the Company has signed domestic coal sales contracts and letters of intent amounting to 33 million tonnes, which includes signed contracts of 7.72 million tonnes, with an increase of 3.1% in the average tax-inclusive price compared to that of 2011. The Group signed letters of intent of coal sales amounting to 25.28 million tonnes with selling price adjustment in accordance with changes in the market.

Chapter 03 Chairman’s Statement

It is expected that the price of coal products of Yancoal Australia in 2012 will decrease compared with the corresponding period of the previous year. Yancoal Australia has signed a coal sales contract of 3.01 million tonnes for January to March. The average contract price was US$133.71/tonne.

The coal sales target of the Group for the year 2012 is 75.90 million tonnes, which includes the Company’s sales target of 33 million tonnes, Shanxi Neng Hua’s sales target of 1.15 million tonnes, Heze Neng Hua’s sales target of 2.4 million tonnes, Ordos Neng Hua’s sales target of 7 million tonnes, Yancoal Australia ’s sales target of 12.35 million tonnes and traded external coal of 20 million tonnes.

Outlook for the methanol market in China

In 2012, the supply exceeding demand situation in the domestic methanol market will continue. Methanol price will remain weak while continue to have mild adjustments. The gradual increase in production capacities of the newly-built and existing domestic methanol facilities coupled with increase of low cost foreign prime methanol imports will lead to a further increase in the domestic supply of methanol. The demand for methanol will remain weak due to excessive production capacities and operation below capacity of downstream products such as formaldehyde, dimethyl ether and acetic acid. The methanol price in the PRC is difficult to rise due to the low price of international methanol. The domestic methanol market will be favourable to a stable methanol price after the accelerated elimination of outdated methanol production capacity and promotion of methanol fuel for vehicles. The surge in prices of raw materials including coal and natural gas, electricity and transportation costs will provide strong support for methanol prices.

The methanol sales target of the Group for 2012 is 570,000 tonnes, of which 500,000 tonnes will be from Yulin Neng Hua and 70,000 tonnes from Shanxi Neng Hua.

OPERATING STRATEGIES

2012 is the key year for the Group to thoroughly implement the “Twelfth Five-Year Plan” to leap forward in a new development era and also to completely realize the strategy of “Second Venture, Rapid Development”. The Group will strive to achieve its planned goal of “Double Growth” (“Double Growth” means the Group will double its growth in coal production to 150 million tonnes, with sales income doubled to over RMB100 billion) set by the “Twelfth Five-Year Plan” and in accordance with the “Five-year Plan in Two Steps” implementation procedures (“Five-year Plan in Two Steps” means during the first three years, it will focus on the production and construction of existing projects while seeking for acquisition opportunities by means of capital operation, in order to lay a strong development foundation for the following two years). The Group will focus on the following operating strategies in 2012:

Strengthening production and operation management of the Company and ensuring maximum benefits. Firstly, the Company will enhance its fundamental safety management and precautionary measures in advance to ensure a sustainable stable development environment for the Company. Secondly, the Company will thoroughly implement the production strategy of “Consolidating within Shandong Province, Increasing outside Shandong Province and Expanding Overseas” to achieve a new high for total coal production volume. Thirdly, the Company will improve its integration into the domestic and international marketing management system, and carry out the different marketing strategies for different regions. In response to market supply and demand, coal product structure and marketing distribution will be timely and flexibly adjusted to maximize its profits. Fourthly, the Company will strengthen its financial control, with a focus on cost control, so as to reduce costs and energy consumption to ensure effective cost control. The Company will also further enhance capital budget management and establish an early warning system to ensure the capital safety. The Company will improve the capital utilization to realize the optimized allocation of capital.

Chairman’s Statement Chapter 03

We will effectively leap forward the development of the Company by enhancing its capital operation. Firstly, the Company will actively and steadily push forward the share exchange merger with Gloucester so that Yancoal Australia will be listed on the Australia Stock Exchange as soon as possible. Secondly, the Company will broaden its financing channels by fully utilizing its listing platform and foreign capital operation by issuing bonds, financing lease and raising funds from targeted sources to raise development funds at low costs. Thirdly, the Company will continue to explore opportunities for strategic merger and acquisition of resources. It will leverage its resources integration in Yulin, Shaanxi and Ordos, Inner Mongolia and by increasing its efforts in merger and acquisition of external resources to rapidly grow its coal production. We will continue to identify new investment opportunities in coal from overseas markets and related industries. Fourthly, by strengthening the technical promotion and the capitalization of longwall top coal caving technique, the Company aims to achieve targeted production through the use of technology and intellectual properties and to realise increased overall production and efficiency. Fifthly, by means of capital operation, we aim to improve the levels of our resources allocations. Through asset reorganization and equity transfer, withdrawal of non-competitive projects with long-term loss and low efficiency, we aim to concentrate our capital, technology and personnel resources on quality projects.

The development and construction of projects will be expedited, striving to realize quick return of investment. We will focus on building projects with quick investment returns, financial security, technological support and projects that meet the urgent development needs of the Company. Project investment, construction and operations management will be enhanced to eliminate and control investment risks with the clear responsibility. The construction of Wanfu coal mine of Heze Neng Hua will be expedited. The second stage expansion of Moolarben coal mine of Yancoal Australia as well as the expansion and project construction of Austar coal mine east area will be procured. Exploration of the Potash assets in Canada will be expedited. Establishment of the 0.6 million tonnes methanol project of Ordos Neng Hua will be speeded up. We aim to speed up the application and approvals for the Zhuan Longwan coal field, Shilawusu coal field and Ying Panhao coal field projects, striving to achieve full commencement of construction work. The joint operation of the mining enterprise operating Yushuwan Coal Mine in Shaanxi Province will be accelerated.

The Company will strengthen the management and control system, improve the operation quality, the corporate governance system and operational mechanism to avoid operational risk. It will implement the “General Rules on Internal Control” to improve the internal controlling process and system continuously. The internal control and risk management system of domestic and overseas subsidiaries will be enhanced to improve operating capacity and profitability. Business risk control of overseas subsidiaries will be strengthened to ensure the smooth and stable integration and operation of the overseas assets. Research on exchange rate changes and management measures will be enhanced to lower and resolve the exchange gains and losses. The Company will strengthen its management of significant risks by focusing on the risk prevention and control of investment, financing, project constructing, operation of overseas assets and product trade in order to increase its risk prevention capability. Informationalized management and control will be enhanced by integrating with existing information systems to share information resources.

Chapter 03 Chairman’s Statement

The Company will perform its corporate social responsibilities, create a harmonious and stable development environment and conduct business in compliance with the laws and protect the interests of investors’ with honesty and integrity. By strengthening efforts in resource conservation and environmental protection and by enhanced efforts in the development of low-carbon economy, the Company aims to achieve clean production and improved resource utilization efficiency. Investments in research and development have increased to enhance our innovative capability. We care for our employees and their legitimate rights and interests will be safeguarded. Employees will also be provided with safe, healthy, and hygienic working and living environments. We will actively participate in public welfare affairs and community development and promote harmonious development of the regional economy and society.

On behalf of the Board

Li Weimin

Chairman

Zoucheng, the PRC

23 March 2012

Board of Directors’ Report Chapter 04

I.	Management Discussion and Analysis

(1)	Management Analysis of the Operating Results by Business Segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electrical power business

5.	Heat business

(2)	Management Analysis of the Major Financial Conditions of the Group

1.	Changes in consolidated balance sheet items

2.	Changes in consolidated income statement items

3.	Changes in consolidated cash flow statement items

4.	Others

(3)	Capital Expenditure Plan

(4)	Operations and Results of the Controlled Companies and Associated Companies of the Group

(5)	Investments made by the Group during the Reporting Period

(6)	Major Risks faced by the Group, Impacts and Measures

II.	Daily Operations of the Board

III.	Profit Distribution

IV.	Changes in Accounting Policies and Accounting Estimates or Amendments on Significant Accounting Errors

V.	Others

Board of Directors’ Report Chapter 04

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Management Analysis of Operating Results by Business Segment

The main business operations of the Group were set out in the following table:

		Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit percentage points

1.	Coal business	45,181,229	25,378,544	43.83	38.63	54.06	Decrease 5.62
2.	Railway transportation business	476,852	346,750	27.28	-7.10	5.79	Decrease 8.86
3.	Coal chemicals business	1,059,323	930,239	12.19	68.34	29.78	Increase 26.09
4.	Electrical power business	327,969	362,472	-10.52	76.76	85.37	Decrease 5.13
5.	Heat business	20,467	13,777	32.69	-18.87	10.30	Decrease 17.80

Board of Directors’ Report Chapter 04

1.	Coal business

(1)	Coal Production

In 2011, the Group produced 55.68 million tones of raw coal, representing an increase of 6.27 million tonnes or 12.7% as compared with that of last year. The output of salable coal of the Group was 50.91 million tonnes in 2011, representing an increase of 5.38 million tonnes, or 11.8%, as compared with that of 2010. The increase of coal production was mainly due to: (1) consolidation of coal production by Ordos Neng Hua; and (2) coal production by Heze Neng Hua and Yancoal Australia increased as compared with that of 2010.

The following table sets out the coal production volume of the Group for the year 2011:

		2011 (kilotonne)	2010 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)

1.	Raw coal production	55,676	49,403	6,273	12.70
	1. The Company	33,993	34,282	-289	-0.84
	2. Shanxi Neng Hua	1,243	1,462	-219	-14.98
	3. Heze Neng Hua	3,000	1,630	1,370	84.05
	4. Ordos Neng Hua	4,382	—	4,382	—
	5. Yancoal Australia	13,058	12,029	1,029	8.55
2.	Salable coal production	50,911	45,533	5,378	11.81
	1. The Company	33,845	34,150	-305	-0.89
	2. Shanxi Neng Hua	1,226	1,445	-219	-15.16
	3. Heze Neng Hua	1,885	1,180	705	59.75
	4. Ordos Neng Hua	4,382	—	4,382	—
	5. Yancoal Australia	9,573	8,758	815	9.31

Chapter 04 Board of Directors’ Report

(2)	Coal Prices and Sales

Benefiting from the structural adjustment of products categories by the Group and the persistent strong demand for coal in the domestic and overseas markets, the average coal price of the Group increased for the year 2011 as compared with that of 2010.

The Group sold a total of 64.25 million tonnes of coal in 2011, representing an increase of 14.62 million tonnes or 29.5% as compared with that of 2010, out of which 1.36 million tonnes were sold internally, 62.89 million tonnes were sold externally. This is mainly due to: (1) newly increase of saleable coal of 4.38 million tonnes sold by Ordos Neng Hua; (2) the increased coal sales volume by Yancoal Australia by 2.04 million tonnes as compared with that of 2010; (3) the sales volume of externally purchased coal increased by 7.93 million tonnes as compared with that of last year.

In 2011, the Group realized a sales income of RMB 45.4685 billion for the coal business, which represents an increase of RMB 12.5382 billion or 38.1% as compared with that of 2010, of which RMB 287.3 million was internal sales income and RMB45.1812 billion was external sales income.

The following table sets out the Group’s sales of coal for 2011:

		2011			2010
		Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)

1.	The Company
	No. 1 Clean Coal	534	1,101.80	587,940	691	979.30	677,203
	No. 2 Clean Coal	8,950	1,047.35	9,373,427	9,002	974.34	8,771,178
	No. 3 Clean Coal	2,222	886.10	1,969,270	1,560	829.19	1,293,669
	Domestic Sales	2,208	885.41	1,954,963	1,547	829.98	1,283,930
	Export	14	991.20	14,307	13	736.44	9,739
	Lump Coal	1,786	1,032.96	1,845,488	1,297	930.54	1,206,479
	Sub-total of Clean Coal	13,492	1,021.03	13,776,125	12,550	952.04	11,948,529
	Domestic Sales	13,478	1,021.07	13,761,818	12,537	952.27	11,938,790
	Export	14	991.20	14,307	13	736.44	9,739
	Screened Raw Coal	13,495	497.52	6,714,035	16,726	483.42	8,085,586
	Mixed Coal & Others	6,289	371.69	2,337,540	4,381	294.65	1,290,707
	Total for the Company	33,276	686.01	22,827,700	33,657	633.59	21,324,822
	Domestic Sales	33,262	685.87	22,813,393	33,644	633.55	21,315,083
2.	Shanxi Neng Hua	1,223	467.67	572,118	1,498	382.00	572,259
	Screened Raw Coal	1,223	467.67	572,118	1,498	382.00	572,259
3.	Heze Neng Hua	2,004	912.86	1,829,190	1,079	771.99	832,991
	No. 2 Clean Coal	1,211	1,215.18	1,471,007	546	1,105.75	603,254
	Screened Raw Coal	37	529.84	19,747	119	524.68	62,577
	Mixed Coal and Others	756	447.66	338,436	414	403.59	167,160
4.	Ordos Neng Hua	4,379	290.71	1,272,974	—	—	—
	Screened Raw Coal	4,379	290.71	1,272,974	—	—	—
5.	Yancoal Australia	10,060	929.80	9,353,371	8,022	774.19	6,210,236
	Semi-hard coking coal	914	1119.37	1,023,157	1,146	910.25	1,043,306
	Semi-soft coking coal	1,049	1,257.53	1,319,597	1,279	939.95	1,202,255
	PCI coal	2,333	1,281.06	2,988,916	2,046	925.71	1,893,845
	Thermal coal	5,764	697.85	4,021,701	3,551	583.25	2,070,830
6.	Sales of externally purchased coal	13,308	722.34	9,613,157	5,378	741.87	3,989,959
7.	Total for the Group	64,250	707.68	45,468,510	49,634	663.46	32,930,267

Board of Directors’ Report Chapter 04

Factors affecting the changes in sales income of coal are analyzed in the table as follows:

	Impact of change in coal sales volume (RMB’000)	Impact of changes in the sales price of coal (RMB’000)

The Company	-241,450	1,744,328
Shanxi Neng Hua	-104,915	104,774
Heze Neng Hua	713,896	282,303
Ordos Neng Hua	1,272,974	—
Yancoal Australia	1,577,698	1,565,437
Externally purchased coal	5,883,103	-259,905

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s coal sales in terms of geographical regions for 2011:

		2011		2010
		Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1.	China	54,907	36,703,845	42,859	27,619,700
	Eastern China	38,404	28,464,134	32,925	21,861,495
	Southern China	258	211,355	277	251,093
	Northern China	5,600	2,449,572	1,134	511,863
	Other regions	10,645	5,578,784	8,523	4,995,249
2.	Japan	1,646	1,972,416	2,308	1,920,035
3.	South Korea	4,618	4,030,336	3,261	2,348,954
4.	Australia	271	270,985	628	482,233
5.	Others	2,808	2,490,928	578	559,345
6.	Total for the Group	64,250	45,468,510	49,634	32,930,267

Chapter 04 Board of Directors’ Report

Most of the Group’s coal products were sold to the electricity, metallurgy and chemical industries.

The following table sets out the Group’s coal sales volume by industry for 2011:

		2011		2010
		Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1.	Electricity	15,719	8,874,978	16,138	7,493,814
2.	Metallurgy	6,335	6,445,726	5,927	5,200,229
3.	Chemical	1,908	1,740,606	1,459	1,405,249
4.	Others	40,288	28,407,200	26,110	18,830,975
5.	Total for the Group	64,250	45,468,510	49,634	32,930,267

(3)	The Cost of Sales of Coal

The Group’s cost of sales of coal in 2011 was RMB 25.3785 billion, representing an increase of RMB 8.9050 billion, or 54.1% as compared with that of 2010.

The following table sets out the main cost of coal sales according to the business entities:

		Unit	2011	2010	Increase/ Decrease	Percentage of increase and decrease (%)

The Company	Total cost of sales	RMB’000	9,601,126	8,712,668	888,458	10.20
	Cost of sales per tonne	RMB/tones	288.53	258.87	29.66	11.46
Shanxi Neng Hua	Total cost of sales	RMB’000	407,001	373,902	33,099	8.85
	Cost of sales per tonne	RMB/tonnes	332.70	249.59	83.11	33.30
Heze Neng Hua	Total cost of sales	RMB’000	1,300,670	711,802	588,868	82.73
	Cost of sales per tonne	RMB/tonnes	649.10	659.68	-10.58	-1.60
Ordos Neng Hua	Total cost of sales	RMB’000	694,435	—	—	—
	Cost of sales per tonne	RMB/tonnes	158.59	—	—	—
Yancoal Australia	Total cost of sales	RMB’000	4,288,057	3,154,710	1,133,347	35.93
	Cost of sales per tonne	RMB/tonnes	426.27	393.28	32.99	8.39
Externally purchased coal	Total cost of sales	RMB’000	9,548,869	3,955,603	5,593,266	141.40
	Cost of sales per tonne	RMB/tonnes	717.53	735.52	-17.99	-2.45

Board of Directors’ Report Chapter 04

The cost of coal sales of the Company in 2011 was RMB 9.6011 billion, representing an increase of RMB888.5 million or 10.2% compared with that of 2010. The cost of coal sales per tonne was RMB 288.53, representing an increase of RMB 29.66 or 11.5% compared with that of 2010. This was mainly due to: (1) an increase in material prices resulting in an increase in the cost of coal sales per tonne by RMB 7.30; (2) an increase in employees’ wages resulting in an increase in the cost of coal sales per tonne by RMB 20.00.

The cost of coal sales of Shanxi Neng Hua in 2011 was RMB 407 million, representing an increase of RMB 33.099 million or 8.9% compared with that of 2010; the cost of coal sales per tonne was RMB332.70, representing an increase of RMB83.11 or 33.3%. This was due to a decrease in the sales volume of saleable coal by 0.28 million tonnes or 18.4%, resulting in an increase in the fixed unit cost per tonne.

2.	Railway Transportation Business

In 2011, the transportation volume of the Company’s Railway Assets was 18.09 million tonnes, representing a decrease of 1.65 million tonnes or 8.4% as compared with that of 2010. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB476.9 million in 2011, representing a decrease of RMB36.43 million or 7.1% as compared with that of 2010. The cost of railway transportation business was RMB346.8 million, representing an increase of RMB18.978 million or 5.8%.

3.	Coal Chemicals Business

The following table sets out the operation situation of the Group’s methanol business for 2011:

		Production volume (Kilotonne)			Sales volume (Kilotonne)
		2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)

1.	Yulin Neng Hua	459	311	47.59	457	319	43.26
2.	Shanxi Neng Hua	73	56	30.36	72	57	26.32

		Sales income (RMB’000)			Cost of sales (RMB’000)
		2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)

1	Yulin Neng Hua	907,402	523,463	73.35	828,418	653,488	26.77
2	Shanxi Neng Hua	151,921	105,827	43.56	150,166	111,659	34.49

Chapter 04 Board of Directors’ Report

4.	Electricity Business

The following table sets out the operation situation of the Group’s electricity business for 2011:

		Generation (10,000KWh)			Electricity sold (10,000KWh)
		2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)

1	Hua Ju Energy	102,879	109,035	-5.65	89,554	46,957	90.71
2	Yulin Neng Hua	25,867	21,260	21.67	3,311	4,959	-33.23
3	Shanxi Neng Hua	7,959	6,686	19.04	400	744	-46.24

		Sales income (RMB’000)			Cost of sales (RMB’000)
		2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)

1	Hua Ju Energy	319,017	172,675	84.75	345,451	165,156	109.17
2	Yulin Neng Hua	7,927	11,124	-28.74	13,448	25,445	-47.15
3	Shanxi Neng Hua	1,025	1,743	-41.19	3,573	4,935	-27.60

Note:	In the previous years, the electricity generated by Hua Ju Energy was first consumed by the Group and the remaining electricity was sold on the grid. From 1 January 2011, electricity generated by Hua Ju Energy, after satisfying its operational requirements, is sold on the grid.

5.	Heat Business

Hua Ju Energy generated heat energy of 1.28 million steam tonnes and sold 0.17 million steam tonnes in 2011, generating sales income of RMB 20.467 million, with the cost of sales at RMB13.777 million.

Board of Directors’ Report Chapter 04

(II)	Analysis of Major Financial Conditions by the management

1.	Changes in Consolidated Balance Sheet Items

(1)	Asset

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Bank balances and cash	8,145,297	6,771,314	20.29	The increase of sales income; the matured bills cashed and bills discounted.

Bank guarantee deposits	9,543,214	2,567,722	271.66	An increase of domestic bank guarantee deposit of RMB6.9519 billion for the overseas bank loan of the Company.

Bills receivable and accounts receivable	7,312,074	10,017,260	-27.01

1. The balance of bills receivable decreased by RMB3.0313 billion due to the decrease of coal sales settled by acceptance bills and the increase of bill cashed and discounted.

2. Net amount of accounts receivable increased by RMB326.1 million.

Prepayments and other receivables	3,624,879	2,613,686	38.69	The prepayment for equipment purchase made by Ordos Neng Hua, Yancoal Australia and Heze Neng Hua increased by RMB294.2 million, RMB129.6 million and RMB102.7 million respectively. The Company’s guarantee deposit for environment management increased by RMB397.5 million.

Derivative financial instruments	104,910	239,476	-56.19	The decrease of RMB134.6 million in the fair value measured financial assets from the forward foreign exchange contracts entered by Yancoal Austrlia.

Overburden in advance	261,441	149,351	75.05	An increase of RMB112.1 million in the paid but not amortized overburden in advance by Yancoal Austrlia, compared to that at the beginning of the year.

Chapter 04 Board of Directors’ Report

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Intangible assets	26,205,619	19,633,164	33.48

An increase of RMB4.2559 billion in the intangible assets caused by the acquisition of Anyuan coal mine and the 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited made by Ordos Neng Hua.

An increase of RMB1.3822 billion in the intangible assets caused by the acquisition of the 30% equity interests in Ashton coal mine JV, the 100% equity interests of Syntech Holdings Pty Ltd and the 100% equity interests of Wesfarmers Premier Coal Limited made by Yancoal Australia.

An increase of RMB1.6452 billion in the intangible assets caused by the acquisition of 19 Potash Exploration Permits in Canada.

Net value of property, plant and equipment	31,273,824	19,874,615	57.36

The newly increase of construction in progress of Zhuan Longwan coal mine of RMB7.9079 billion.

An increase of RMB3.1397 billion in the net value of property, plant and equipment caused by the acquisition during the reporting period of Anyuan coal mine, the 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited, the 30% equity interests in Ashton coal mine JV, the 100% equity interests of Syntech Holdings Pty Ltd and the 100% equity interests of Wesfarmers Premier Coal Limited.

Investment in JV	1,683,897	1,074,958	56.65	The initial payment of capital investment of RMB540 million in Shaanxi Future Energy Chemical Co., Ltd

Total assets	97,151,951	72,755,864	33.53	—

Board of Directors’ Report Chapter 04

(2)	Liabilities

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Bills payable and accounts payable	2,240,844	1,554,444	44.16

An increase of RMB110.7 million in payable commercial acceptance bill of the Company.

The amount of accounts payable of Yancoal Australia increased by RMB475.3 million.

The amount of accounts payable of Yulin Neng Hua increased by RMB27.122 million.

Other payables and accrued expenses	7,344,815	3,820,971	92.22

1. The third payment of RMB2.34 billion for the mining rights of Zhuan Longwan coal mine zone should be paid by Ordos Neng Hua before 30 November, 2012.

2. The Group’s wages payable, interests payable, advance from customers, other tax payable and mining rights fee payable increased by RMB223.5 million, 243.4 million, 144.8 million, 151.7 million, 139.8 million respectively.

Provisions for land subsidence, restoration, rehabilitation and environmental costs	3,181,643	2,453,231	29.69	The accrued but not paid provisions for land subsidence, restoration, rehabilitation and environmental costs made by the Company, Yancoal Australia and Heze Neng Hua increased by RMB476.4 million, 171.9 million and 76.872 million respectively.

Borrowings due within one year	19,588,496	614,925	3,085.51

During the reporting period, the Company and Yancoal International borrowed RMB11.892 billion and USD200 million (approximately RMB1.2791 billion) respectively.

USD1.015 billion (equivalent RMB6.3954 billion) from the Yancoal Australia’s bank loan of USD3.04 billion should be paid within one year.

Chapter 04 Board of Directors’ Report

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Derivative financial instruments	222,089	166,178	33.65	An increase of RMB55.911 million in the fair value measured financial liabilities from the forward foreign exchange contracts entered by Yancoal Austrlia.

Tax payable	2,113,168	1,231,388	71.61	The tax payable of the Company, Yancoal Australia, Ordos Neng Hua and Heze Neng Hua increased by RMB719.9 million, 200.2 million, 52.099 million and 49.925 million respectively.

Borrowings due after one year	14,869,324	22,400,833	-33.62

USD2.025 billion (equivalent RMB12.7593 billion) from the Yancoal Australia’s bank loan of USD3.04 billion should be paid after one year.

Yancoal Australia paid the bank loan of RMB1.3965 billion. The long-term loans of the Company increased RMB2.0 billion.

Total liabilities	53,826,541	35,317,413	52.41	—

Board of Directors’ Report Chapter 04

2.	Changes in Consolidated Income Statement Items

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Sales income	47,065,840	33,944,252	38.66

1. The sales income of coal business increased by RMB9.2569 billion compared to that of 2010 due to the increase of the coal sales volume.

2. The sales income of coal business increased by RMB3.3334 billion compared to that of 2010 due to the increase of the coal price.

Cost of sales	27,031,782	17,726,151	52.50	The sales volume of coal increased as compared to that of 2010.

Selling, general and administrative expenses	6,570,203	5,093,904	28.98

The selling, general and administrative expenses of Yancoal Australia increased by RMB705.9 million due to the increase of coal sales volume.

The selling, general and administrative expenses of Ordos Neng Hua increased by RMB193.2 million due to the increase of coal sales volume and the development of operation.

Impairment provisions of assets accrued by Shanxi Neng Hua increased by RMB 185.6 million.

Other incomes	1,075,765	3,108,081	-65.39

The foreign exchange gains of Yancoal Australia decreased by RMB2.1846 billion as compared with that of 2010.

The interest income of bank deposits increased by RMB170.5 million as compared with that of 2010.

Interest expenses	839,305	603,343	39.11	Due to the acquisition of mining rights of Zhuan Longwan coal mine zone by installment, Ordos Neng Hua should pay RMB243.1 million for the use of funds.

Chapter 04 Board of Directors’ Report

3.	Changes in Consolidated Cash Flow Statement Items

	As at 31 December		Percentage of increase and decrease (%)
	2011 (RMB’000)	2010 (RMB’000)		Main reasons for the change

Net cash inflow from operating activities	17,977,276	5,399,804	232.92	Caused by the increase of coal sales volume and the price, net cash inflow from operating activities increased by RMB12.5774 billion as compared with that of 2010.

Net cash outflow from investing activities	25,610,975	5,884,355	335.24

The net cash outflow from payment for the purchase of property, plant and equipment for the coal mines under construction, bank guarantee deposit and acquisition of assets and equity interests increased by RMB5.0434 billion, 6.3265 billion and 10.0717 billion, respectively.

The net cash inflow from disposal of interests in JV company was RMB1.1478 billion.

Net cash inflow from financing activities	9,440,977	-1,360,523	—

Cash from borrowings increased by RMB15.6014 billion as compared with that of 2010.

Cash paid for debts increased by RMB3.1271 billion as compared with that of 2010.

Cash paid for dividends increased by RMB1.6723 billion as compared with that of 2010.

Net increase in cash and cash equivalents	1,807,278	-1,845,074	—	—

Board of Directors’ Report Chapter 04

4.	Others

(1)	Debt to Equity Ratio

As at 31 December 2011, the equity attributable to the equity holders of the Company and the total amount of borrowings amounted to RMB42.6345 billion and RMB34.4578 billion, respectively, with a debt to equity ratio of 80.8%.

For detailed information on debt borrowings, please refer to note 36 of the financial statements prepared under IFRS or the notes VIII.19, VIII.27 and VIII.28 of the financial statements prepared under CASs.

(2)	Capital Resources and Use

In 2011, the Group’s principal source of capital was the cash flow from operations and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, payment of the acquisition of assets and equities.

The Group’s capital expenditure for the purchase of property, plant and equipment for the year 2011 was RMB13.2277 billion, representing an increase of RMB9.6656 billion or 271.3% as compared with RMB3.5621 billion in 2010, which was mainly due to: (1) the capital expenditure of Ordos Neng Hua for the purchases of property, plant and equipment increased by RMB8.4367 billion as compared with that of 2010, of which RMB7.8 billion was paid for the mining rights of Zhuan Longwan coal mine zone; (2) the newly increased capital expenditure of Yancoal International for the purchases of potash project in Canada was RMB1.6452 billion; (3) the capital expenditure of Yancoal Australia for the purchases of property, plant and equipment decreased by RMB547.8 million as compared with that of 2010.

(3)	The Impact of Exchange Rate Changes on the Company

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

(i)	The overseas coal sales income as the overseas coal sales of the Group are calculated in U.S. dollars and Australian dollars;

(ii)	the exchange gains and losses of the foreign currency deposits and borrowings.

(iii)	The cost of imported equipments and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had the exchange gains of RMB518.6 million during the period. This was mainly due to: to manage the foreign currency risk arising from the expected revenue, Yancoal Australia, the Group’s subsidiary in Australia, has entered into foreign exchange hedging contracts with a bank and had the exchange gains of RMB402.5 million. For details, please see Note 37 of the Financial Statements prepared under IFRS or NoteVIII.7 of the Financial Statements prepared under the CASs.

Chapter 04 Board of Directors’ Report

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(4)	Contingent liabilities

For details of the contingent liabilities, please see Note 59 of the Financial Statements prepared under the IFRS.

(5)	Taxation

In 2011, pursuant to the Enterprise Income Tax Law of the People’s Republic of China, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits and Yancoal Australia is subject to a tax rate of 30% on its taxable profits.

III	Capital Expenditure Plan

The Group’s capital expenditure for the year 2012 is expected to be RMB11.8103 billion, which is intended to be made out of the Group’s internal resources, bank loan and corporate bonds.

The capital expenditure for the year 2011 and the estimated capital expenditure for the year 2012 of the Group are set out in the following table:

	2012 (Estimated) (RMB 100 million)	2011 (RMB 100 million)

The Company	16.385	12.442
Shanxi Neng Hua	0.429	0.200
Yulin Neng Hua	0.513	0.465
Ordos Neng Hua	36.263	84.446
Yancoal Australia	41.670	15.457
Yancoal International (Holding) Co., Limited	2.961	16.452
Heze Neng Hua	17.483	2.258
Hua Ju Energy	0.400	0.557
Haosheng Company	1.999	—
Total	118.103	132.277

The Group possesses relatively sufficient cash and financial facility from banks and capital markets, which is expected to meet the operation and development requirements.

Board of Directors’ Report Chapter 04

(IV)	Operations and Results of the Controlled Companies and Associated Companies of the Group

Unit: RMB’000

Name of Company		Nature of Business	Main Products or Services	Registered Capital	Registered Capital contributed by the Company	Total asset as at 31 December 2011	Net assets as at 31 December 2011	Net Profit for the year 2011

1.	Controlled companies
	Yulin Neng Hua	Energy and chemicals	Construction and operation of the Company’s investment in the 0.6 million tonnes Methanol project	1,400,000	1,400,000	3,220,563	539,627	-32,538
	Shanxi Neng Hua	Investment management	Management of the Company’s investment projects in Shanxi Province	600,000	600,000	653,985	29,332	-249,479
	Heze Neng Hua	Energy	Development of coal resources in Juye Coal Field	3,000,000	2,950,000	4,461,581	3,009,386	311,018
	Ordos Neng Hua	Energy and chemicals	Development of coal resources in Inner Mongolia Autonomous Region and the establishment of the 0.6 million tonnes methanol project	3,100,000	3,100,000	14,532,673	3,377,575	-263,689
	Yancoal Australia	Investment management	Management of the Company’s investment projects in Australia	AUD973 million	AUD973 million	35,289,141	11,326,680	1,978,429
	Yancoal International	Investment management	Investment projects management	USD2.8 million	USD2.8 million	1,925,072	6,854	-10,865
	Hua Ju Energy	Electricity	Thermal power generation and supply of heat	288,590	274,590	868,303	787,897	47,074
	Yanmei Shipping	Transportation of goods	Shipping by river, sale of coal and other products	5,500	5,060	35,545	17,021	4,974
	Zhong Yan Trading Co., Ltd.	International trading	International trade, product processing, commodity exhibition, trade between domestic industries and storage	2,100	1,100	9,192	7,688	135
2.	Associated companies
	Huadian Zouxian Power Generation Company Limited	Electricity	Fire power generation and sales on the grid	3,000,000	900,000	6,286,537	3,245,569	86,049
	Yankuang Group Finance Company Limited	Finance services	Acceptance of deposits from members, inter-bank borrowing, notes acceptance and discounting for members	500,000	125,000	7,127,951	680,906	172,496
	Shaanxi Future Energy Chemical Co., Ltd	Energy chemical	Preparation of coal liquefaction project and compatible coal mines in Shaanxi province	5,400,000	1,350,000 (As at the disclosure date of the report, RMB945 million has been paid.)	2,293,771	2,160,000	—

Chapter 04 Board of Directors’ Report

Net profit of Yancoal Australia accounted for more than 10% of the Group

During the reporting period, Yancoal Australia had the net profit of RMB1.9784 billion, accounting for 22.2% of RMB8.9281 billion, the net profit attributable to the Company’s shareholders.

The net profit of Yancoal Australia decreased by RMB685.1 million or 25.7%, mainly due to: (1) affected by the changes of exchange rate during the reporting period, the foreign exchange gains of Yancoal Australia decreased by RMB2.1846 billion as compared with that of 2010, which caused the decrease of net income by RMB1.5292 billion; (2) the net profit of Yancoal Resources increased by RMB823.2 million as compared with that of 2010.

Deducting the impact of losses or gains of foreign exchange, Yancoal Australia had the net operating gain of RMB1.6259 billion in 2011, representing an increase of RMB844.1 million or 108.0% as compared with that of 2010.

For the details of the operation of Yancoal Australia, please see the section headed “(1). Management Analysis of Operating Results by Business Segment” under this Chapter.

(V)	Investment Made by the Group during the Reporting Period

During the reporting period, the total capital invested by the Group was RMB16.1377 billion, representing an increase of RMB12.8869 billion or 396.4% as compared with RMB 3.2508 billion in 2010.

1.	Commissioned financing and entrust loan

There were no commissioned financing activities during the reporting period or such activities which extended to this period.

For the details of entrust loan in the reporting period or extended to this period, please see section “VI. Material Contracts&Performance”under “Chapter 10 Significant Events”.

2.	There were no fund raising activities during the reporting period and no previous funds raised were used in the reporting period.

Board of Directors’ Report Chapter 04

3.	Investments of the Group with its own funds during the reporting period are as follows:

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project

Acquisition of 30% equity interests in Ashton coal mine JV	Coal production	The total amount of USD250 million has been paid.	90	The relevant share ownership transfer procedures completed on 13 May, 2011.

Acquisition of 10% equity interests in Haosheng Company	Application and approval of mining a rights for Shilawusu coal mine zone project in the inner Mongolia	The total amount was RMB1.3138 billion, of which RMB 394.1 million has been paid during the reporting period. The unpaid amount of the consideration is RMB 919.7 million.	61	The relevant share ownership transfer procedures completed on 6 May, 2011.

Acquisition of Anyuan coal mine	Production and sales of coal	The total amount was RMB1.435 billion. All the payment completed as the unpaid amount of RMB 355 million had been paid during the reporting period.	100	As at the disclosure date of this report, the transfer registration procedures for the operating assets of Anyuan coal mine are in progress.	In 2011, Anyuan coal mine achieved a net income of RMB150.4 million

Acquisition of mining rights of Zhuan Longwan coal mine zone	—	The total amount was RMB7.8 billion, of which RMB 5.46 billion has been paid during the reporting period. The unpaid amount of the consideration is RMB 2.34 billion.	—	Ordos Neng Hua is applying for the mining rights of Zhuan Longwan coal mine zone.	—

Capital investment in Shaanxi Future Energy Chemical Corp. Ltd	Preparation and development of coal liquefaction project and compatible coal mines in Shaanxi province	The total amount was RMB1.35 billion, of which RMB540 million has been paid during the reporting period. The unpaid amount of the consideration is RMB810 million.	25	Shaanxi Future Energy Chemical Corp. Ltd was incorporated on 25 February 2011	—

Chapter 04 Board of Directors’ Report

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project

Acquisition of 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited	Production and sales of coal	The total amount was RMB2.8016 billion, of which RMB 2.7516 billion has been paid during the reporting period. The unpaid amount of the consideration is RMB 50 million.	80	The relevant share ownership transfer procedures completed on 4 November, 2011.	During the reporting period, the net income of Inner of Mongolia Xintai Coal Mining Company attributable to the Company was RMB84.561 million.

Acquisition of 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd	Production and sales of coal	The total amount of AUD202.5 million has been paid.	100	The relevant share ownership transfer procedures completed on 1 August, 2011.	During the reporting period, the net income of Syntech Holdins Pty Ltd and Syntech Holdings II Pty Ltd attributable to the Company was RMB32.38 million

Acquisition of 100% equity interests in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd in Australia	Production and sales of coal	The total amount of AUD296.8 million has been paid.	100	The relevant share ownership transfer procedures completed on 30 December, 2011.	—

Acquisition of 19 Potash Exploration Permits in Canada	—	The total amount of USD260 million has been paid.	—	The permit transfer registrations completed on 29 September 2011	—

Board of Directors’ Report Chapter 04

VI	Major Risks faced by the Group, Impact and Measures

1.	Risk arising from product price volatility

Affected by factors such as the slow down of domestic macro-economy growth and weak recovery of the global economy, the product prices carry the risks of descending volatility, and such volatility would have a direct impact on the profitability of the Group.

Counter-measures: Fully and thoroughly implement the “plan of increasing profit by marketing”, proactive analysis and study of the market and flexibly adjust marketing strategies to ensure maximum benefit.

2.	Risk arising from the increase of cost

Along with the inflation of prices and increase of policy expenditure in domestic and overseas, the Group faces the risk of cost increase, which will have impact on the operating performance of the Group.

Counter-measures: Strengthen the measures of energy conservation and consume reduction, efficiently use the available assets, increase the exiting assets utilization rate and turnover ratio, improve cost control in key areas and stages, enhance the ability of the Group’s “decreasing costs and increasing profits, controlling expenses and maintaining benefits”.

3.	Risk arising from production safety

Coal mining, coal chemical and power generation are the three sectors of the Group. All of them are of high hazardous nature and face the risk of production safety.

Counter-measures: Reinforce the concept of safety equivalents to performance, strengthen management of safety, highlight prevention and pre-control, and allocate responsibility of production security to continuously improve the ability to manage and control safety issues across all business sectors.

4.	Risk arising from exchange rate fluctuation

Exchange fluctuation risks that the Group faces are mainly about fluctuation of RMB exchange rate and conversion of US dollar to Australian dollar. With increasing overseas business, the fluctuation of exchange rates will impact on the Group’s overall performance.

Counter-measures: Strengthen scientific and effective monitoring, build the alarming mechanism for exchange rate fluctuation risk and utilize financial tools and other relevant means to manage such risk.

Chapter 04 Board of Directors’ Report

5.	Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, it has become more difficult for the Group to manage and control risks in investment, operation, accounting and legal aspects. The efficiency and effectiveness of management and control directly affect our business operation, as a result of which impact the Group’s business performance.

Counter-measures: In compliance with laws and regulations, executing appropriate management and control, separating rights and liabilities as well as flexible and efficient operation, we need to innovate and reform the mode of management and control, reinforce the monitoring of significant risks, avoid risks in operating overseas assets in a scientific way, and accelerate the process of constructing the scientific and efficient management mode that is compliant with the Group development in the international context.

II	DAILY OPERATIONS OF THE BOARD

(I)	Board Meetings

Nine meetings were held by the Directors during the reporting period:

Session and Number of meeting		Date of meeting	Disclosure date	Newspapers for resolutions information disclosure

1	The eighteenth meeting of the fourth session of the Board	17 January, 2011	18 January, 2011

2	The nineteenth meeting of the fourth session of the Board	28 January, 2011	31 January, 2011

3	The twentieth meeting of the fourth session of the Board	25 March, 2011	28 March, 2011

4	The first meeting of the fifth session of the Board	20 May, 2011	23 May, 2011	China Securities Journal; Shanghai Securities News
5	The second meeting of the fifth session of the Board	4 July, 2011	5 July, 2011

6	The third meeting of the fifth session of the Board	19 August, 2011	22 August, 2011

7	The fourth meeting of the fifth session of the Board	21 October, 2011	—

8	The fifth meeting of the fifth session of the Board	2 December, 2011	5 December, 2011

9	The sixth meeting of the fifth session of the Board	22 December, 2011	23 December, 2011

Note:	At the fourth meeting of the fifth session of the Board, only one proposal regarding the report for the third quarter of 2011 was considered, which was exempted from disclosure according to relevant regulations.

Board of Directors’ Report Chapter 04

(II)	The Implementation by the Board of Shareholders’ Resolutions

During the reporting period, the Board exercised its powers in accordance with the resolutions authorized by the general meetings, and strictly complied with the PRC Company Law and the Articles.

1.	According to the resolutions of the first 2011 extraordinary general meeting held on 18 February 2011, the Board completed the replacement of the Company’s international auditors, the amendments to the Articles, the Rules of Procedures for General Meetings and the Rules of Procedures for the Board of the Company.

2.	According to the 2010 Annual General Meeting of the Company held on 20 May 2011, the Board completed the following work:

(1)	implemented the Profit Distribution Plan for 2010 and distributed to the Shareholders cash dividends at RMB0.59 (tax inclusive) per share in a total amount of RMB2.9019 billion (tax inclusive);

(2)	completed the procedures of the re-election of the Board and the Supervisory Committee;

(3)	paid the 2010 annual remuneration to the Company’s auditors; and

(4)	amended the Articles, the Rules of Procedures for General Meetings and the Rules of Procedures for the Board of the Company

(III)	Report of Performance of the Audit Committee

The Company set up the Audit Committee of the fifth session of the Board (the “Audit Committee”) after the approval of the first meeting of the fifth session of the Board held on 20 May 2011. The Audit Committee comprises Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Youzhi and Mr. Dong Yunqing. Mr. Cheng Faguang serves as the Chairman of the Audit Committee.

The Audit Committee’s mainly responsibilities includes recommending the appointment or replacement of external auditor, reviewing the accounting policy, financial information disclosure and financial report procedures, reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Terms of Reference of the Audit Committee of the Board of Directors of the Company and conducted various tasks in a strict and regulated manner. The Audit Committee already reviewed the interim results of the Company for the year 2011 and the final results of the Company for the year 2011, and also examined the operation of the internal control system of the Company for year 2011.

Chapter 04 Board of Directors’ Report

During the reporting period, the Audit Committee held four meetings. Details of are as follows:

Date	Main topics	Member	Attendance

17 March, 2011

1.      Reviewed the annual results of the Company for the year 2010:

2.      Considered the re-appointment of the auditors and their remuneration for the year 2011;

3.      Debriefed the auditors’ report on financial report and the work progress of the internal control system.

		Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Dong Yunqing	✓ Attend by proxy ✓ ✓ ✓

17 August 2011	The auditors reported to and discussed with the Audit Committee on the problems found in the interim financial auditing of 2011 and the auditing of internal control.	Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	✓ ✓ ✓ ✓ ✓

16 January 2012 (a.m.)

1.      The auditors reported to and discussed with the Audit Committee regarding the problems found in the annual auditing of 2011 and its internal control assessment;

2.      Discussed with the auditors responsible for the annual audit and confirmed the time arrangements for the annual audit of the financial report of the Company for the year 2011, and at the meeting urged the auditors to submit an audit report within the scheduled time.

		Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	✓ ✓ ✓ ✓ ✓

16 January 2012

The Management reported to the Audit Committee regarding:

1.      the production and operation status of the Company and progress of significant events for the year 2011;

2.      the Company’s financial policy, internal control, internal audit and initiatives to counter corruption practices.

		Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	✓ ✓ ✓ ✓ ✓

In January 2012, the Audit Committee discussed with the auditors responsible for the annual audit and confirmed the time arrangements for the annual audit of the financial report of the Company for the year 2011. On 10 March, 2012, the Audit Committee urged the auditors to submit an audit report within the scheduled time. The Audit Committee, in writing, also requested the Board and the Audit Department to supervise the auditors in the auditing process.

The Audit Committee reviewed the financial report prepared by the Group before the auditors conducted the annual audit and after the auditors provided their preliminary opinions, and formulated the written observation that the financial report truly and fully reflected the overall conditions of the Group.

Board of Directors’ Report Chapter 04

At the meeting held by the Audit Committee on 21 March 2012, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2011 as well as the re-appointment of the auditors for the year 2012. The Audit Committee considered that the auditors have made objective and fair auditing opinions in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of their remuneration are in accordance with the law. Grant Thornton Jingdu Tianhua has incorporated its practise and will practise in the name of Grant Thornton Hong Kong Limited. The Audit Committee proposes the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Hong Kong Limited) as the domestic and international auditors of the Company for the year 2012, respectively.

(IV)	Report of Remuneration Committee’s Performance

The Remuneration Committee of the fifth session of the Board (the “Remuneration Committee”) was set up following the approval by the Board at the first meeting of the fifth session of the Board held on 20 May 2011. The members of the Remuneration Committee are Mr. Xue Youzhi, Mr. Wang Xiaojun and Mr. Dong Yunqing. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board remuneration plans for the Directors, Supervisors and senior management.

1.	The Assessment and Implementation of the Remuneration of the Directors, Supervisors and Senior Management for 2010

Pursuant to the Remuneration Motion of the Directors, Supervisors and Senior Management for 2010 discussed and passed at the twentieth meeting of the fourth session of the Board held on 25 March 2011 and with reference to the situation of completion of Company’s operating targets for 2010, the remuneration of the Directors, Supervisors and senior management for 2010 were reviewed and implemented in accordance with the procedures.

2.	The Review of the Performance of the Directors, Supervisors and Senior Management in 2011

In accordance with related domestic and international supervisory regulations, as well as the internal control system and the Terms of Reference of the Remuneration Committee of the Board of the Company, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management disclosed by the Company for the year 2011.

Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the fulfillment of the key financial indicators and operating objectives for the year 2011, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee considered that:

the Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. The remuneration management system and the assessment and reward measures of the Company, on behalf of employees, basically meet the principles of more pay for more work and the related performance.

Chapter 04 Board of Directors’ Report

3.	The Review of the Company’s Remuneration Disclosure

The Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure to be consistent with the actual payments made. In the year 2011, the remuneration of the Directors, Supervisors and senior management disclosed was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

(V)	Report of Performance of the Nomination Committee

As approved at the first meeting of the fifth session of the Board held on 20 May 2011, the Company established the Nomination Committee of the fifth session of the Board (the “Nomination Committee”). The members of the Nomination Committee are Mr. Wang Xiaojun, Mr. Li Weimin and Mr. Cheng Faguang. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee include: (1) to make recommend to the Board on the structure, the number and composing of the Board according to the operating, assets scale and shares structure of the Company; (2) to consider and formulate the selection criteria and procedures for directors and managers, and make recommendations; (3) to extensively search for suitable candidates of directors and managers for the Company, and make recommendations to the Board; (4) to review the candidates for directors, and managers, and to recommend to the Board on the proposed appointments and the succession planning of directors and managers and other relevant recommendations to the Board; (5) to assess the independence of independent non-executive directors.

The Nomination Committee held its first meeting on 28 November 2011. Mr. Wang Xiaojun convened the meeting, Mr. Li Weimin and Mr. Cheng Faguang attended, and passed the following resolutions:

(1)	reviewed and approved the Terms of Reference of the Nomination Committee of the Board which has been submitted to the fifth meeting of the fifth session of the Board to review and discuss;

(2)	the nomination of the deputy general manager of the Company. The Nomination Committee reviewed the resume and other information of Mr. Liu Chun, the candidate of the deputy general manager of the Company, and considered that the qualification of Mr. Liu Chun meets the relating requirements of the Company Law and the Articles. The Nomination Committee made recommendation to the Board to appoint Mr. Liu Chun as the deputy general manager of the Company.

Board of Directors’ Report Chapter 04

(VI)	The Performance of the Strategy and Development Committee

As approved at the first meeting of the fifth session of the Board held on 20 May 2011, the Company established the Strategy and Development Committee of the fifth session of the Board (the “Strategy and Development Committee”). The members of the Strategy and Development Committee are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Baocai and Mr. Xue Youzhi; Mr. Li Weimin serves as the chairman.

The main duties of the Strategy and Development Committee include: (1) to conduct study and make proposals on the long-term development strategy and significant investment decisions of the Company; (2) to conduct study and make proposals on annual strategic development plan and operating plan; (3) to conduct supervision on the implementation of the Companys strategic plan and operating plan; (4) to conduct study and make proposals on other significant issues impacting the development of the Company.

III.	PROFIT DISTRIBUTION

(I)	The formulation and implementation of the cash dividend policy during the reporting period

Pursuant to the provisions of the Notice on Amendment in Regulations for Listed Companies’ Cash Dividend (CSRC Decree No.57) issued in October 2008 by the CSRC, the Company, as approved by the 2008 Annual General Meeting, amended the cash dividend policy in the Articles.

The cash dividend policy was specified in the Articles as follows: The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.

The 2010 Annual General Meeting of the Company held on 20 May 2011 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2010 cash dividends of RMB2.9019 billion (tax inclusive) to the Shareholders, i.e., RMB0.59 per share (tax inclusive).

As at the date of this annual report, the 2010 dividends have been distributed to the Shareholders.

Chapter 04 Board of Directors’ Report

(II)	The Board proposed the profit distribution plan for 2011 as follows:

(Prepared in accordance with the PRC CASs)
		Unit: RMB’000

Undistributed profits at the beginning of the year		21,292,197
Add:	Net profit attributed to the parent company	8,622,789
Less:	Withdrawal of statutory surplus reserve	676,465
	Ordinary shares dividends payable	2,901,856
Undistributed profits at the end of the year		26,336,665
of which: cash dividends proposed after the balance sheet date		2,803,488

In return for the long-term support by the Shareholders, the Board proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB2.8035 billion (tax inclusive), being RMB0.57 per share (tax inclusive) for the year 2011. This dividend distribution plan shall be submitted to the Shareholders for considering at the 2011 Annual General Meeting and then distributed to all the Shareholders within two months (if approved).

According to the Articles of the Company, cash dividends shall be calculated and announced in RMB.

The amount of cash dividends and its proportion to net profits for the previous three years of the Company:

	2010	2009	2008

Amount of cash dividends (tax inclusive) (RMB 100 million)	29.019	12.296	19.674
Net profit attributable to the parent company (RMB 100 million)	90.086	38.803	64.836
Percentage of net profits (%)	32.21	31.69	30.34

Note:	The calculation of the above-mentioned “Net profit attributable to the parent company” is based on the PRC CASs. Retroactive adjustment was made according to the related provisions.

IV.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

During the reporting period, the Group made no changes in accounting policies and amendments of significant accounting errors.

Board of Directors’ Report Chapter 04

V.	OTHERS

(1)	Implementation of Technical Innovation

The Group thoroughly implemented the strategies of “strengthening an enterprise by science and technology” and “enhancing safety by science and technology” and continuously perfecting its innovative system, through a structure with the technical committee as the decision making body; the specialists committee as the advisory body; the technical center as the management body; and a combination of various technical research organizations and academic as well as industry research and development entities as the research and development body. The Company continually improves the innovation management system and regulates the innovation work which obviously promoted the ability of innovation.

In 2011, the Group spent RMB80.325 million for research and development and completed 85 scientific and technological projects, including 28 projects which reached advanced international standards, obtained 32 technological patents and received 55 technological rewards at the provincial and ministerial levels.

(2)	Special Purpose Vehicles

As at the end of the reporting period, the Group did not have any special purpose vehicles.

(3)	Progress of the Establishment of the Company’s Internal Control System and the Responsibility Statement

Please refer to the paragraph headed “1. Corporate governance situation” under “Chapter 7 Corporate Governance” of this annual report for details.

(4)	Implementation of Insider Management System

Please refer to the paragraph headed “1. Corporate governance situation” under “Chapter 7 Corporate Governance” of this annual report for details.

Chapter 04 Board of Directors’ Report

(5)	Independent Opinion and Special Clarification by the Independent Directors of the Company with regards to Accumulated and Current External Guarantees

Based on the “Annual Report 2011 of Yanzhou Coal Mining Company Limited for the year ended 31 December 2011” prepared by the Company’s auditors, and the “External Guarantees of Yanzhou Coal Mining Company Limited” issued by the Company, the independent Directors have presented the following independent opinion regarding the external guarantees by the Company and its subsidiaries:

External guarantees which were provided in previous period and extended to the reporting period

According to the financing requirements for the acquisition of Felix Resources Limited, the Company issued bank guarantee to its wholly-owned subsidiary, Yancoal Australia, for the obtaining of a USD2.9 billion and USD140 million overseas loans on 16 October 2009 and on 8 December 2009, respectively.

The above mentioned guarantees extended to the reporting period but did not have any material impact on the Company’s financial position and operating results which would damage the interests of the Company and the Shareholders. The guarantees have been made strictly in accordance with the decision making and approval procedures of the listing regulations and timely disclosure has been made.

The Company and its subsidiaries made no external guarantees during the reporting period

(6)	Major Suppliers and Customers

In 2011, the percentage of goods and services supplied by the Group’s five largest suppliers was 20.1%.

In 2011, sales income to the Group’s five largest customers was 20.6% of the total sales income.

Board of Directors’ Report Chapter 04

(7)	Employees’ Pension Scheme

For details of the employees’ pension scheme of the Company, please refer to Note 54 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(8)	Housing Scheme

According to the “Provision of Labor and Services Agreement” (which is referred to in the paragraph headed “V. Material connected transaction” under “Chapter 10 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB140 million and RMB140 million in 2010 and 2011, respectively.

Since 2002, the Company has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees’ wages. In 2011, the employees’ housing allowances paid by the Company amounted to RMB291.8 million in total.

For details of the housing scheme, please refer to Note55 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

Chapter 05 Changes in Share Capital and Shareholders

I.	CHANGES IN SHARE CAPITAL

During the reporting period, the total number of shares and the capital structures of the Company remained unchanged.

As at 31 December, 2011, the capital structures of the Company are as follows:

Unit: share

		Shares	Percentage

1.	Listed shares with restricted trading moratorium	2,600,021,800	52.8632%
	Shares held by state-owned legal person	2,600,000,000	52.8627%
	Natural person shareholding in A Shares	21,800	0.0005%
2.	Shares without trading moratorium	2,318,378,200	47.1368%
	A Shares	359,978,200	7.3190%
	H Shares	1,958,400,000	39.8178%
3.	Total share capital	4,918,400,000	100.0000%

The public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

II.	SECURITIES ISSUANCE AND LISTING

As at the end of the reporting period, the Company had not issued or listed any securities during the last three years.

There were no events leading to the change of the total number of shares and the capital structures of the Company.

III.	SHAREHOLDERS

(1)	Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2011, the Company had a total of 108,933 Shareholders, of which 3 were holders of A Shares subject to a trading moratorium, 108,749 were holders of A Shares without trading moratorium and 181 were holders of H Shares.

Changes in Share Capital and Shareholders Chapter 05

(2)	The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2011, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

Number of shareholders and situation of shareholdings

Unit: share

Total number of shareholders as at 31 December, 2011	108,933	Total number of shareholders as at 29 February, 2012	104,614

Shareholdings of the Top Ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital(%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares

Yankuang Group Corporation Limited	State-owned legal person	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC Nominees Limited	Foreign legal person	39.63	1,949,005,945	-2,628,001	0	Unknown
Xiangcai Securities Co., Ltd	Domestic non-state-owned legal person	0.14	6,667,592	+1,218,130	0	0
Jingshun Great Wall Dingyi Open-end Stock Securities Investment Fund	Others	0.13	6,308,476	+6,308,476	0	0
Dongwu Industries Alternative Stock Securities Investment Fund	Others	0.12	6,074,647	+2,794,657	0	0
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	Others	0.12	6,003,909	+6,003,909	0	0
BILL & MELINDA GATES FOUNDATION TRUST	Others	0.10	5,000,000	0	0	0
DA ROSA JOSE AUGUSTO MARIA	Overseas individual	0.10	5,000,000	+2,000,000	0	Unknown
Fuguo Tianbo Innovation Theme Stock Investment Fund	Others	0.09	4,212,890	+4,212,890	0	0
PICC	State-owned legal person	0.07	3,469,756	+3,469,756	0	0

Chapter 05 Changes in Share Capital and Shareholders

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

HKSCC Nominees Limited	1,949,005,945	Overseas listed foreign shares
Xiangcai Securities Co., Ltd	6,667,592	Domestically listed domestic shares
Jingshun Great Wall Dingyi Open-end Stock Securities Investment Fund	6,308,476	Domestically listed domestic shares
Dongwu Industries Alternative Stock Securities Investment Fund	6,074,647	Domestically listed domestic shares
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	6,003,909	Domestically listed domestic shares
BILL & MELINDA GATES FOUNDATION TRUST	5,000,000	Domestically listed domestic shares
DA ROSA JOSE AUGUSTO MARIA	5,000,000	Overseas listed foreign shares
Fuguo Tianbo Innovation Theme Stock Investment Fund	4,212,890	Domestically listed domestic shares
PICC	3,469,756	Domestically listed domestic shares
Yifangda 50 Index Securities Investment Fund	3,381,054	Domestically listed domestic shares

Connected relationship or concerted-party relationship among the above shareholders	There is no connected relationship or concerted-party relationship among the Shareholders disclosed above.

Notes:

1.	The above information regarding “Total number of Shareholders” and the “Top Ten Shareholders and the Top Ten Holders of Tradable Shares”, is based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.

2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited, holds the Company’s H Shares in the capacity of a nominee.

Changes in Share Capital and Shareholders Chapter 05

(3)	Shareholdings of the Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium and the Undertakings

As at 31 December 2011, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium and the undertakings:

Unit: shares

No	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Listing and trading date	Number of additional tradable shares	Undertakings
1	Yankuang Group	2,600,000,000		0	Upon performance of Yankuang Group of its undertakings in shares reform of Yanzhou Coal, Yankuang Group can trade the shares after filing the application and obtaining approval from the competent authorities.
2	Wu Yuxiang	20,000	In accordance with the relevant laws, during their employment with the Company, the Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them each year. If the above persons sell any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain made shall be for the benefit of the Company.
3	Song Guo	1,800

Chapter 05 Changes in Share Capital and Shareholders

(4)	Substantial Shareholders’ interests and short positions in the shares and underlying shares of the Company

So far as the Directors are aware, as at 31 December 2011, other than the directors, supervisors or chief executives of the Company, the following persons had interest or short position in the shares or underlying shares of the Company, which should be disclosed pursuant to Section 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”), or recorded in the register to be kept pursuant to Section 336 of the SFO, or notify the Company and the Stock Exchange of Hong Kong Limited in other way.

Name of substantial shareholders	Class of shares	Number of shares held (shares) (note 1)		Capacity	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	2,600,000,000	(L)	Beneficial owner	87.84	%(L)	52.86	%(L)
JP Morgan Chase & Co.	H Shares	313,171,083 29,450,458	(L) (S)	Beneficial owner, investment manager and Custodian corporation/Approved lending agent	15.99 1.50	%(L) %(S)	6.37 0.60	%(L) %(S)
		147,107,678	(P)		7.51	%(P)	2.99	%(P)
		(note2)

Templeton Asset Management Ltd.	H Shares	274,258,000	(L)	Investment manager	14.00	%(L)	5.58	%(L)
BlackRock, Inc.	H Shares	154,909,874	(L)	Interest of controlled corporation	7.91	%(L)	3.15	%(L)
		10,415,831	(S)		0.53	%(S)	0.21	%(S)
		(note3)
BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Investment manager	6.00	%(L)	2.39	%(L)
Morgan Stanley	H Shares	101,796,781	(L)	Interest of controlled corporation	5.20	%(L)	2.07	%(L)
		34,872,704	(S)		1.78	%(S)	0.71	%(S)
		(note4)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.

2.	The long positions in H Shares included 40,175,937 H Shares, which were held in the capacity of beneficial owners, 125,887,468 H Shares were held by investment managers and 147,107,678 H Shares were held as interests of controlled custodian corporation/approved lending agent.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners. Among the aggregate interests of long position in H Shares, 9,908,000 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 11,880,600 H Shares were held as derivatives.

Changes in Share Capital and Shareholders Chapter 05

3.	Among the aggregate interests of long position in H Shares, 28,000 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 92,133 H Shares were held as derivatives.

4.	Among the aggregate interests of long position in H Shares, 7,071,215 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 282,000 H Shares were held as derivatives.

As far as the Directors are aware, save as disclosed above, there were no other persons as significant shareholders of the Company or had interest or short position in the shares or underlying shares of the Company as at 31 December 2011, which, pursuant to Section 2 and 3 under Part XV of the SFO, should be disclosed to the Company and the Stock Exchange of Hong Kong Limited and recorded in the register to be kept pursuant to Section 336 of the SFO.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholders recorded in the register of the Company as at 31 December 2011 had an interest of 5% or more of the Company’s issued shares.

(5)	LEGAL PERSONS AS SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

As at 31 December 2011, Yankuang Group held 2,600,000,000 Shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company established upon reform on 12 March 1996. Its registered capital is RMB3,353.388 million, the organization code is 16612000-2, and its legal representative is Mr. Wang Xin. Yankuang Group is principally engaged in coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of the People’s Government of Shandong Province.

During the reporting period, the Company’s Controlling Shareholder or its actual controller remained unchanged.

Diagram of equity and relationship of control between the Company and the actual controller:

As at 31 December 2011, HKSCC Nominees Limited held 1,949,005,945 H Shares of the Company, representing 39.63% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(6)	PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Chapter 06 Directors, Supervisors, Senior Management and Employees

I.	BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	Basic information on members of the board of directors, supervisors and senior management

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & Ending date of the current office termNote1

Li Weimin	Male	Chairman of the Board.	0	0	0	—	20th May, 2011 – 20th May, 2014
Wang Xin	Male	Vice Chairman of the Board	0	0	0	—	20th May, 2011 – 20th May, 2014
Zhang Yingmin	Male	Director, General Manager	0	0	0	—	20th May, 2011 – 20th May, 2014
Shi Xuerang	Male	Director	0	0	0	—	20th May, 2011 – 20th May, 2014
Wu Yuxiang	Male	Director. Chief Financial Officer	20,000	0	20,000	No change	20th May, 2011– 20th May, 2014

Zhang Baocai	Male	Director, Deputy General Manager, Secretary of the Board	0	0	0	—	20th May, 2011 – 20th May, 2014

Dong Yunqing	Male	Employee Director	0	0	0	—	22nd March, 2011 – 20th May, 2014
Wang Xianzheng	Male	Independent Director	0	0	0	—	20th May, 2011 – 20th May, 2014
Cheng Faguang	Male	Independent Director	0	0	0	—	20th May, 2011 – 20th May, 2014
Wang Xiaojun	Male	Independent Director	0	0	0	—	20th May, 2011 – 20th May, 2014
Xue Youzhi	Male	Independent Director	0	0	0	—	20th May, 2011 – 20th May, 2014
Song Guo	Male	Chairman of the Supervisory Committee	1,800	0	1,800	No change	20th May, 2011 – 20th May, 2014
Zhou Shoucheng	Male	Deputy Chairman of the Supervisory Committee	0	0	0	—	20th May, 2011 – 20th May, 2014
Zhang Shengdong	Male	Supervisor	0	0	0	—	20th May, 2011 – 20th May, 2014
Zhen Ailan	Female	Supervisor	0	0	0	—	20th May, 2011 – 20th May, 2014
Wei Huanmin	Male	Employee Supervisor	0	0	0	—	22nd March, 2011 – 20th May, 2014
Xu Bentai	Male	Employee Supervisor	0	0	0	—	22nd March, 2011 – 20th May, 2014
He Ye	Male	Deputy General Manager	0	0	0	—	20th May, 2011 – 20th May, 2014
Lai Cunliang	Male	Deputy General Manager	0	0	0	—	20th May, 2011 – 20th May, 2014
Tian Fengze	Male	Deputy General Manager	0	0	0	—	20th May, 2011 – 20th May, 2014
Shi Chengzhong	Male	Deputy General Manager	0	0	0	—	20th May, 2011 – 20th May, 2014
Liu Chun	Male	Deputy General Manager	0	0	0	—	2nd December, 2011 – 20th May, 2014
Ni Xinghua	Male	Chief Engineer	0	0	0	—	20th May, 2011 – 20th May, 2014

Directors, Supervisors, Senior Management and Employees Chapter 06

Notes:

1.	The above terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the board and supervisory committee and at the closing of the Board meeting for appointments or dismissals of senior management.

2.	Save as disclosed above, as at 31 December 2011, none of the Directors, chief executive and supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights or short positions to subscribe for any interest in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

All of the above disclosed interests represent long position in the Company’s shares.

3.	As at 31 December 2011, the Directors, Supervisors and senior management together held 21,800 of the Company’s shares, representing 0.0005% of the share capital of the Company. The Directors and Supervisors held these shares as beneficial owners.

As at 31 December 2011, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

(2)	Resignation of Directors, Supervisors and Senior Management during the reporting period

Name	Gender	Position	Date of Resignation

Chen Changchun	Male	Resigned director	9th March, 2011
Wang Xinkun	Male	Resigned director, deputy general manager	20th May, 2011
Pu Hongjiu	Male	Resigned independent director	20th May, 2011
Zhai Xigui	Male	Resigned independent director	20th May, 2011
Li Weian	Male	Resigned independent director	20th May, 2011
Wang Junyan	Male	Resigned independent director	20th May, 2011
Jin Tai	Male	Resigned deputy general manager	12th October, 2011

The resigned directors and senior management did not hold or trade stocks of the Company during the reporting period.

Chapter 06 Directors, Supervisors, Senior Management and Employees

II.	MAJOR WORK PROFILE

(1)	Brief biography of Directors, Supervisors and Senior Management

Directors

LI Weimin, aged 51, a researcher in engineering technique application, doctor of engineering and holder of an EMBA degree. Mr. Li is the chairman of the Company. Mr. Li is also a director, the general manager and the deputy secretary of the party committee of Yankuang Group. Mr. Li joined the predecessor of the Company in 1982. In 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On 15 December 2010, Mr. Li was appointed as a Director, the general manager and the deputy secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Li was appointed as the chairman of the Board. Mr. Li graduated from China University of Mining and Technology and Nankai University.

WANG Xin, aged 53, a researcher in engineering technique application, doctor of engineering and holding an EMBA degree, the vice chairman of the Board. Mr. Wang is also the chairman of the board and the secretary of the party committee of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and deputy general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as the chairman of the Board of the Company. Since 2007, he has been the deputy secretary of the party committee of Yankuang Group. On 15 December 2010, Mr. Wang was appointed as the chairman of the board of directors and the secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Wang was appointed as the vice chairman of the Board of the Company. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

ZHANG Yingmin, aged 58, a researcher in engineering technology application with an EMBA degree, is a director and general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 25th March 2011and a director of the Company in 20th May, 2011. Mr. Zhang graduated from Nankai University.

SHI Xuerang, aged 57, a senior engineer and holder of an EMBA degree, is a director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. Mr. Shi was appointed as a deputy general manager of Yankuang Group in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi graduated from Nankai University.

Directors, Supervisors, Senior Management and Employees Chapter 06

WU Yuxiang, aged 50, a senior accountant with a master’s degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, aged 44, a senior accountant with an EMBA degree, is a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

DONG Yunqing, aged 56, a professor-level senior administrative officer, is a Director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the chairman of the labor union of the Company in 2002. Mr. Dong graduated from Central Communist Party School Correspondence Institute.

Independent Non-Executive Directors

WANG Xianzheng, aged 65, a professor-level senior engineer with university education, is currently a president of China Coal Industry Association and a member of the sixteenth session of China Central Discipline Inspection Committee. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, the deputy head of the State Administration of Coal Mine Safety and a party member from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal Industry Association. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. Mr. Wang graduated from Fuxin School of Mining.

CHENG Faguang, aged 69, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice governor of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the executive vice governor of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

Chapter 06 Directors, Supervisors, Senior Management and Employees

WANG Xiaojun, aged 57, a solicitor admitted in England and Wales and Hong Kong, is a holder of master degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Zijin Mining Group Company Limited and Norinco International Cooperation Ltd. Mr.Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, aged 47, holder of a master’s degree in corporate management, a doctor’s degree in economics and a post-doctoral’s degree in business management, is currently the vice president, a professor and a supervisor of doctoral students in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed over a number of national social science fund projects. Mr. Xue became the vice dean of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University.

Supervisors

SONG Guo, aged 57, a professor-level senior administrative officer with an EMBA degree, is the chairman of the Supervisory Committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the disciplinary inspection committee of Yankuang Group from 2003 to 2004. He was appointed as a deputy secretary of the party committee and the secretary of the disciplinary inspection committee of Yankuang Group from 2004 to 2007. He acted as the vice chairman of the supervisory committee of the Company in 2005 and the deputy secretary of the party committee of Yankuang Group in 2007. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He graduated from Nankai University.

ZHOU Shoucheng, aged 59, a professor-level senior administrative officer with a Master’s degree, is the vice chairman of the Supervisory Committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee of Xinglongzhuang Coal Mine successively from 1985 to 2002. He was the chairman of the labor union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the Supervisory Committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

ZHANG Shengdong, aged 55, is a senior accountant, a Supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the Finance Department of Yankuang Group in 1999. He also became the deputy chief accountant of Yankuang Group and a Supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

Directors, Supervisors, Senior Management and Employees Chapter 06

ZHEN Ailan, aged 48, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy director of the audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the audit division of Yankuang Group in 2002 and was appointed as the deputy head of the audit department of Yankuang Group in 2005. In 2008, Ms. Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 55, a professor-level senior administrative officer, an employee supervisor and the secretary of the disciplinary inspection committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the disciplinary inspection committee and the director of the division of inspection of the Company from 2002 to 2006. He was appointed as the secretary of the disciplinary inspection committee of the Company in 2006. In 2008, Mr. Wei became an Employee Supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 53, a professor-level senior administrative officer with a master’s degree, is an employee supervisor of the Company and the deputy secretary of the party committee and the secretary of the disciplinary inspection committee of Jining II Coal Mine. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mines labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu became the deputy secretary of the party committee and the secretary of the disciplinary inspection committee of Jining II Coal Mine in 2011. Mr. Xu graduated from the Party School of Shandong Provincial Communist Committee.

Senior Management

HE Ye, aged 54, a researcher in engineering technology application, a doctor of engineering, is a deputy general manager of the Company. Mr. He joined the Company’s predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. Mr. He graduated from China University of Mining and Technology.

LAI Cunliang, aged 51, a senior engineer, a researcher in engineering technology application with a doctor’s degree of engineering and an EMBA degree, is a deputy general manager of the Company. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine in 2000. He has been a director and the general manager of Yancoal Australia since 2004. Mr. Lai became a deputy general manager of the Company in 2005 and became executive director of Yancoal Australia in 2009. He graduated from Nankai University and Coal Science Research Institute.

TIAN Fengze, aged 55, a senior economist with a master’s degree, is a deputy general manager of the Company. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from the Party School of Shandong Provincial Communist Committee.

Chapter 06 Directors, Supervisors, Senior Management and Employees

SHI Chengzhong, aged 49, a researcher in engineering technology application with an EMBA degree and Master of Mining engineering, is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

LIU Chun, aged 50, a senior engineer and an EMBA degree, is a deputy general manager of the Company. Mr. Liu joined the Company’s predecessor in 1983 and became the head of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu became a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

NI Xinghua, aged 55, a researcher in engineering technology application with a master’s degree, is the chief engineer of the Company. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni graduated from Tianjin University.

(2)	Term of office of Directors, Supervisors and senior management in Yankuang Group

Name	Unit	Title	Employment

Li Weimin	Yankuang Group	Director, General Manager, the party committee deputy Secretary	Since 15th December, 2010

Wang Xin	Yankuang Group	Chairman of the Board, the party committee Secretary	Since 15th December, 2010

Zhang Yingmin	Yankuang Group	Director	Since 16th December, 2004

Shi Xuerang	Yankuang Group	Vice General Manager	Since 16th October, 2003

Song Guo	Yankuang Group	the party committee deputy Secretary	Since 16th December, 2004

Zhou Shoucheng	Yankuang Group	Chairman of the Labor Union, Secretary of the Disciplinary Inspection Committee	Since 26th May, 2002
Since 13th December, 2007

Zhang Shengdong	Yankuang Group	Assistant to General Manager	Since 30th October, 2008
		Deputy chief Accountant	Since 9th June, 2002
		The Head of Finance Department	Since 28th January, 1999
		The head of Settlement Centre	Since 18th April, 2010

Zhen Ailan	Yankuang Group	Deputy Director of Audit Department	Since 13th March, 2005

Directors, Supervisors, Senior Management and Employees Chapter 06

(3)	Term of office of Directors, Supervisors and senior management in associated companies

Name	Unit	Title	Employment

Li Weimin	Yanmei Heze Neng Hua Co., Ltd	Vice Chairman of the Board	Since 28th October, 2009
	Yancoal Australia Limited	Vice Chairman of the Board	Since 19th December, 2009
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Chairman of the Board	Since 7th April, 2011
	Yankuang Xinjiang Neng Hua Co., Ltd	Chairman of the Board	Since 17th April, 2011
	Yanzhou Coal Yulin Nenghua Co., Ltd	Chairman of the Board	Since 7th April, 2011
	Shaanxi Future Energy Chemical Corp. Ltd	Chairman of the Board	Since 22nd January, 2011
	Yancoal International (holding) Co., Ltd	Chairman of the Board	Since 1st September, 2011
Wang Xin	Yancoal Australia Pty Limited	Chairman of the Board	Since 13th August, 2005
Zhang Yingmin	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14th May, 2004
	Yancoal International (holding) Co., Ltd	Director	Since 1st September, 2011
Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14th May,2004
	Yancoal Australia Limited	Director	Since 13th August,2005
	Yanzhou Coal Shanxi Neng Hua Company Limited	Director	Since 15th June, 2007
	Huadian Zouxian Power Generation Company Limited	Chairman of the Supervisory Committee	Since 14th August,2007
	Yancoal International (holding) Co., Ltd	Director	Since 1st September, 2011
Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	Since 23rd July,2008
	Inner Mongolia Haosheng Coal Mining Limited	Director	Since 17th November, 2010
	Shaanxi Future Energy Chemical Corp. Ltd	Chairman of the Supervisory Committee	Since 22nd January, 2011
	Yancoal International (holding) Co., Ltd	Director	Since 1st September, 2011
Wang Xianzheng	Beijing Haohua Energy Resource Company Limited	Independent Director	Since 10th July, 2009
Wang Xiaojun	Zijin Mining Group Company Ltd.	Independent Director	Since 10th November, 2009
	Norino International Cooperation Company Ltd	Independent Director	Since 21st May, 2008

Chapter 06 Directors, Supervisors, Senior Management and Employees

Name	Unit	Title	Employment

Song Guo	Jinan Yangguang Yibai Estate Development Co., Ltd	Chairman of the Supervisory Committee	Since 30th August, 2005
Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Company Limited	Chairman of the Supervisory Committee	Since 15th June, 2007
	Yankuang Group Finance Co., Ltd	Chairman of the Board	Since 20th July, 2011
	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22nd January, 2011
Zhen Ailan	Beijing Silver Letter Guanghua Real Estate Development Co., Ltd	Supervisor	Since 30th August, 2005
	Jinan Yangguang Yibai Estate Development Co., Ltd	Supervisor	Since 30th August, 2005
	Yankuang Group Finance Co., Ltd	Chief supervisor	Since 18th April, 2010
	Yankuang Group Donghua Co., Ltd	Chairman of the Supervisory Committee	Since 1st September, 2011
	Yankuang Aluminum International Trade Co., Ltd	Head of the Supervisory Committee	Since 3rd February, 2010
Wei Huanmin	Yanzhou Coal Yulin Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 23rd July, 2008
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 19th December, 2009
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 28th October, 2009
He Ye	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director, General Manager	Since 23rd July, 2008
	Inner Mongolia Haosheng Coal Mining Limited	Chairman of the Board	Since 17th November, 2010
Lai Cunliang	Yancoal Australia Limited	Executive Director	Since 19th December, 2009
	Yancoal International (holding) Co., Ltd	Director	Since 1st September, 2011
Shi Chengzhong	Guizhou Panjiang Coal Power Company Limited	Director	Since 4th November, 2003
	Yanzhou Coal Shanxi Neng Hua Co., Ltd	Chairman of the Board	Since 14th November, 2011
	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22nd January, 2011
Liu Chun	Huadian Zouxian Power Generation Company Limited.	Vice Chairman of the Board	Since 5th May, 2011
Ni Xinghua	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22nd January, 2011

Directors, Supervisors, Senior Management and Employees Chapter 06

III.	REMUNERATION POLICY FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salaries are cashed after the auditing and assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and performance remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Performance salaries are linked to the Company’s overall economic efficiency and personal performances.

During the reporting period, the aggregate wages and bonuses paid for Directors, Supervisors and senior management of the Group were RMB4.562 million (tax inclusive), with details listed below:

		Salary received in the reporting period
Title	Name	(tax inclusive) (RMB’000)

Director	Li Weimin	Wages and allowance received from the controlling Shareholder
	Wang Xin	Wages and allowance received from the controlling Shareholder
	Zhang Yingmin	169
	Shi Xuerang	Wages and allowance received from the controlling Shareholder
	Wu Yuxiang	381
	Zhang Baocai	389
	Dong Yunqing	396
	Wang Xianzheng	72
	Cheng Faguang	72
	Wang Xiaojun	72
	Xue Youzhi	72

Note:	Since June 2011, Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi have been paid wages and salaries as independent directors.

Chapter 06 Directors, Supervisors, Senior Management and Employees

		Salary received in the reporting period
Title	Name	(tax inclusive) (RMB’000)

Supervisor	Song Guo	Wages and allowance received from the controlling Shareholder
	Zhou Shoucheng	Wages and allowance received from the controlling Shareholder
	Zhang Shengdong	Wages and allowance received from the controlling Shareholder
	Zhen Ailan	Wages and allowance received from the controlling Shareholder
	Wei Huanmin	390
	Xu Bentai	430
Senior Management	He Ye	169
	Lai Cunliang	699
	Tian Fengze	428
	Shi Chengzhong	462
	Liu Chun	13
	Ni Xinghua	438

Note:	Since December 2011, Mr. Liu Chun has been paid wages and salaries as a senior management of the Company.

During the reporting period, the wages and bonuses paid for the resigned directors and senior management of the Company are in the following table:

		Salary received in the reporting period
Title	Name	(tax inclusive) (RMB’000)

Resigned director	Wang Xinkun	329
	Pu Hongjiu	49
	Zhai Xigui	49
	Li Weian	49
	Wang Junyan	49
Resigned senior management	Jin Tai	169

IV.	APPOINTMENT, RESIGNATION OR ELECTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1)	Changes of Directors of the Fourth Session of the Board and Senior Management of the Company

At the twentieth meeting of the fourth session of the Board of the Company held on 25 March 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Zhang Baocai was appointed as the deputy general manager of the Company.

Mr. Chen Changchun, a former Director of the Fourth Session of the Board of the Company, submitted his resignation report to the Board on 9 March 2011. Following his resignation, Mr. Chen no longer holds any offices as Director in the Company.

Directors, Supervisors, Senior Management and Employees Chapter 06

(2)	Directors of the Fifth Session of the Board and Supervisors of the Fifth Session of the supervisory committee and Appointment of Senior Management of the Company

1.	Elections of Directors of the Fifth Session of the Board and Supervisors of the Fifth Session of the supervisory committee of the Company

As approved at the 2010 annual general meeting held on 20 May 2011, Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai were elected as the non- independent directors of the fifth session of the Board of the Company; Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi were elected as the independent directors of the fifth session of the Board of the Company; Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as the non-employee representative supervisors of the fifth session of the supervisory committee of the Company.

On 22 March 2011, Mr. Dong Yunqing was democratically elected as the employee representative director of the fifth session of the Board by the employees of the Company. Mr. Wei Huanmin and Mr. Xu Bentai were democratically elected as the employee representative supervisors of the fifth session of the supervisory committee by the employees of the Company.

The directors of the fifth Session of the Board and supervisors of the fifth session of the supervisory committee of the Company shall hold office for a term of three years commencing on the date of the conclusion of the 2010 annual general meeting and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board and supervisors of the sixth session of the supervisory committee.

2.	Elections of Chairman and Vice Chairman of the Board of the Company

During the first meeting of the fifth session of the Board held on 20 May 2011, Mr. Li Weimin was elected as the chairman and Mr. Wang Xin was elected as the vice chairman of the Board.

3.	Elections of Chairman and Vice Chairman of the Supervisory Committee of the Company

At the first meeting of the fifth session of the supervisory committee held on 20 May 2011, Mr. Song Guo was elected as the chairman and Mr. Zhou Shoucheng was elected as the vice chairman of the Supervisory Committee.

4.	Appointment of Senior Management

At the first meeting of the fifth session of the Board held on 20 May 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company. Mr. Jin Tai, Mr. Heye, Mr. Lai Cunliang, Mr. Tian Fengze, Mr. Zhang Baocai and Mr. Shi Chengzhong were appointed as the deputy general managers, Mr. Wu Yuxiang was appointed as the chief financial officer, Mr. Zhang Baocai was appointed as the secretary of the Board and Mr. Ni Xinghua was appointed as the chief engineer.

At the fifth meeting of the fifth session of the Board held on 2 December 2011, Mr. Liu Chun was appointed as the deputy general manager of the Company.

Chapter 06 Directors, Supervisors, Senior Management and Employees

5.	Resignation of Senior Management

Due to the age of retirement, Mr. Jin Tai would no longer hold any offices as deputy general manager of the Company.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the reporting period.

V.	INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December, 2011.

VI.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENTS’ INTERESTS IN COMPETING BUSINESSES

As at 31 December 2011, none of the Directors, Supervisors or senior management has interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Company.

VII.	EMPLOYEES

As at 31 December 2011, the Group had a total number of 56,103 employees, of whom 4,348 were administrative personnel, 2,009 were technicians, 39,008 were involved in production and 10,738 were other supporting staff.

The Group had 26.9% of staff who had diploma or degree, 62.7% of staff had middle school education (including high school or technical school) and 10.4% of staff had primary school education or below.

Pursuant to the “Provision of Labor Service Supply Agreement” entered into between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as housing allowance, subsidies and other benefits) to the resigned and retired staff of Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 17,598.

The total wages and allowances of the staff of the Group for the year 2011 amounted to RMB5, 350.6 million.

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I.	CORPORATE GOVERNANCE

(In accordance with PRC CASs)

In accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

The following table sets out the rules and the disclosure thereof which has been set up by the Group in accordance with the regulatory governance documents on listed companies:

No.	Name	Disclosure website

1	Articles of Yanzhou Coal Mining Company Limited	Shanghai Stock Exchange’s website: http://www.sse.com.cn
2	the Rules of Procedures for the Shareholders’ Meeting

3	the Rules of Procedures for the Board Meetings	Hong Kong Stock Exchange’s website: http://www.hkexnews.hk
4	the Rules of Procedure for the Supervisory Committee Meetings

5	the Terms of Reference of the Audit Committee of the Board	Company’s website: http://www.yanzhoucoal.com.cn
6	the Terms of Reference of the Remuneration Committee of the Board

7	the Terms of Reference of the Nomination Committee of the Board

8	the Working Rules of the Strategy and Development Committee

9	Rules for the Work of the Independent Directors	Company’s website: http://www.yanzhoucoal.com.cn
10	Duties of Remuneration Committee of the Board

11	Management Measures for the Directors’ Decision Making Risk Fund

12	the Standard of Conduct and Professional Ethics for Senior Employees

13	the Code for Securities Transactions of the Management

14	the Rules for the Management of Relationships with Investors	Shanghai Stock Exchange’s website: http://www.sse.com.cn
15	Rules for Disclosure of Information

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No.	Name	Disclosure website

16	Rules for the Approval and the Disclosure of Connected Transactions

17	the Management and Use System of Raised Fund	Company’s website: http://www.yanzhoucoal.com.cn
18	Rules for the Work of Board Secretary

19	the Working Regulations on Annual Report of Audit Committee of the Board

20	the Registration and Management Rules of Insider

(1)	Corporate Governance

The Company has closely monitored the securities market standards and made amendments to rule of law, and has actively improved its corporate governance during the reporting period:

1.	As approved at the first 2011 extraordinary general meeting of the Company held on 18 February 2011 and the 2010 AGM of the Company held on 20 May 2011, the Company amended the Articles of Yanzhou Coal Mining Company Limited, the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited. Amendments have been made to the procedure for proposing the general meeting by qualified shareholders, as well as to the approval authority of the Board of Directors and the general manager working meeting, improving the setup of the Board of Directors.

For more details, please refer to the notice of the first 2011 extraordinary general meeting of the Company dated 30 December 2010 and the notice of 2010 annual general meeting of the Company dated 25 March 2011. Such disclosed information was posted on the Shanghai Stock Exchange’ website, Hong Kong Stock Exchange’ website, the Company’s website, and/or China Securities and Shanghai Securities News in China.

2.	As approved at the first meeting of the fifth session of the Board of the Company held on 20 May 2011, the Company formulated the Working Rules of the Board Secretary of Yanzhou Coal Mining Company Limited, which further standardized and improved the selection, performance, training and evaluation of the board secretary.

3.	As approved at the fifth meeting of the fifth session of the Board of the Company held on 2 December 2011, the Company formulated the Registration and Management Rules of Insider of Yanzhou Coal Mining Company Limited, which improved such items as the scope of inside information and insider, confidentiality of inside information, registration and accountability system of insider.

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(2)	Work policy and performance of Independent Directors

The Committee of Independent Directors was set up at the time of establishment of the Company. At the twentieth meeting of the second session of the Board meeting held on 25th April 2005, the Work Policy and Performance of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly included the duties and powers of independent Directors, the work policy of independent non-executive Directors with regard to the preparation of annual reports, their terms of office and conditions, protection of the right of information, risks and protection of duties, etc. The Company has continuously amended and improved the duties of independent non-executive Directors according to the relevant listing rules.

During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listing Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors by Yanzhou Coal Mining Company Limited. The independent Directors have attended the Company’s Board meetings in 2011, actively participated in the establishment of committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in the operation of the Company by protecting the legitimate interests of minority Shareholders.

During the reporting period, the independent Directors of the Company have expressed a concurring opinion on the 2011 remuneration policies of the Company’s Directors, Supervisors and senior management, the election of Directors and the recruitment of senior management. They also issued a special opinion in relation to the granting of the external guarantee for the year 2010 and the first half of 2011. Independent opinions were expressed in relation to the execution of daily connected transactions for the year 2010.

During the reporting period, the independent Directors attended all the board meetings and had no objections to any resolutions or other matters.

In the progress of preparing the 2011 Annual Report, the independent Directors strictly complied with the Notice of the China Securities Regulatory Commission (Announcement of Securities and Future Commission [2011] No. 41) and conscientiously fulfilled their duties, maximizing their independent role in the preparation of the Annual Report.

(3)	“Five Separations”

The business, human resources, assets, organization and finance between the Company and the Controlling Shareholder are completely separated and both have independent and complete business and operations.

Human Resources: The Company maintains independence in areas of labor, personnel and payroll management. The senior management of the Company are remunerated by the Company and they have not taken up other duties other than as Directors of the Controlling Shareholder.

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Assets: The Company is equipped with an independent production system, a supplementary production system and related facilities, as well as a purchase and sales system. The Company is the legal owner of certain industrial property rights, intangible assets such as non-patented technology. The trade mark of the Company is registered and owned by the Controlling Shareholder and can be used by the Company at zero consideration.

Finance: The Company has established an independent finance department, an independent accounting system and an independent financial management policy. The Company has maintained separate bank accounts.

Organization: The Company has a complete internal business and management structure and independently exercises its management authority. There does not exist any supervisory or reporting relationships with the functional departments of the Controlling Shareholder or other controlled entity.

Business: The Company operates with an extensive business scope that is independent from the Controlling Shareholder or other controlled entity.

(4)	The Internal Control System of the Company

1.	The Establishment and Implementation of the Internal Control System

In accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Hong Kong Listing Rules issued by Hong Kong Stock Exchange, the Company formulated the Design and Applications on Internal Control of Yanzhou Coal Mining Company Limited in 2006, establishing a improved internal control system.

The comprehensive rectification of the “General Rules on Internal Control of the Company” commenced in October 2010. In April 2011, in accordance with the relevant requirements under the “General Rules on Internal Control for Enterprises” and the “Supporting Guidelines of Internal Control” jointly issued by five Ministries including Ministry of Finance, and the regulatory requirements of places where the shares of the Company are listed, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and the business of the Company.

On the basis of 18 provisions in the Supporting Guidelines of Internal Control and seven new provisions such as production, inventory, taxation, legal affairs were added according to the practical conditions of the Company, which further improved and strengthened the internal control system.

2.	The basis of Establishment of the Internal Control System of the Financial Statement

The basis of establishment of the internal control system of the financial statement mainly includes: General Rules on Internal Control for Enterprises and the Supporting Guidelines of Internal Control jointly issued by five Ministries including Ministry of Finance; the US Sarbanes-Oxley Act; Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange; the Hong Kong Listing Rules issued by Hong Kong Stock Exchange and General Rules on Internal Control of Yanzhou Coal Mining Company Limited.

Corporate Governance Chapter 07

3.	Statement of the Board on the Responsibility for the Internal Control

In accordance with the regulations under General Rules on Internal Control for Enterprises issued by five Ministries including Ministry of Finance and General Rules on Internal Control of Yanzhou Coal Mining Company Limited, the Board is responsible for the establishment and effective implementation of internal control system; the supervisory committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

4.	Appraisal of the effectiveness of the operation of the internal control

The Board has assessed the effectiveness of the Company’s internal control system once a year since 2007 and has appointed overseas annual auditing accountants to review whether the Company’s internal control system complies with the requirements of the US Sarbanes-Oxley Act. On the above-mentioned basis, the Company appointed domestic annual auditing accountants to concurrently make assessment on the Company’s internal control system of the financial statement in 2012.

1)	The Self-Assessment of the Company’s Internal Control System by the Board

At the eighth meeting of the fifth session of the Board held on 23 March 2012, the Board made an assessment on the effectiveness of its internal control systems of the Company for the year 2011. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation.

2)	The Assessment of the Company’s Internal Control System by the Overseas Annual Auditing Accountants

The Company appointed Grant Thornton Jingdu Tianhua to make review and assessment on whether the internal control of the Company complied with the requirements of the US Sarbanes-Oxley Act. Grant Thornton Jingdu Tianhua considered that as at 31 December 2011, based on the Internal Control-Overall Framework Report issued by the Anti-False-Financial-Report Committee of America, effective internal control was maintained in each aspect of the financial statements of the Company.

3)	The Assessment of the Company’s Internal Control System of the Financial Statement by the Domestic Annual Auditing Accountants

The Company appointed Shine Wing Certified Public Accountants to make review and assessment of the efficiency of internal control of the financial statements. Shine Wing Certified Public Accountants considered that at 31 December 2011, in accordance with the requirements of General Rules on Internal Control for Enterprises and related regulations, the Company maintained efficient internal control of financial statement in all material aspects.

The self-assessment report of the Board, the financial statement report of the domestic annual auditing accountants and internal control audit report were posted on the Shanghai Stock Exchanges website, Hong Kong Stock Exchanges website and the Company’s website.

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(5)	The implementation of accountability system of significant errors of disclosure in the annual report

During the reporting period, the Company strictly enforced the relevant provisions relating to the accountability system of significant errors of disclosure in periodic reports and users of external information in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited” and no amendments on significant accounting errors, supplement of major missing information or amendments to preliminary results occurred.

(6)	The implementation of insider management system during the reporting period

During the reporting period, the Company strictly enforced the relevant provisions of the insider system in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited.”, and no insiders traded the shares of the Company before the disclosure of the significant price-sensitive internal information.

To further strengthen the management of insider, as approved at the fifth meeting of the fifth session of the Board of the Company held on 2 December 2011, the Company formulated the Registration and Management Rules of Insiders of Yanzhou Coal Mining Company Limited, which improved such items as the scope of inside information and insider, confidentiality of inside information, registration and accountability system of insider.

(7)	Appraisal and Motivation Mechanism for Senior Management and the relevant Award System during the Reporting Period

The Company has adopted a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company since 2003. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2011.

(8)	Horizontal Competition and Connected Transactions

No horizontal competition was found between the Company and the controlled shareholder.

The details of connected transactions are described in the paragraph headed “V. Major Connected Transactions” under the chapter headed “Chapter 10. Significant Events” in this annual report.

(9)	The Performance Report of the Corporate Social Responsibility

The performance report of the Corporate Social Responsibility was posted on the Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website and the Company’s website.

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II.	REPORT OF CORPORATION GOVERNANCE

(Under the Hong Kong listing rules)

(1)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but are not limited to, the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. The details for the implemented corporate governance rules of the Company are described in the paragraph headed “1. Corporate governance (In accordance with PRC CASs)” under the chapter headed “Chapter 7 Corporate Governance” in this annual report. For the year ended 31 December 2011 and as of the date of this Annual Report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices and Report of Corporate Governance (the “Corporate Governance Code”) of the Hong Kong Listing Rules.

The following are major aspects of the corporate governance practice adopted by the Group, which are more stringent than the Corporate Governance Code:

•

To actively carry forward the development of the specialized committee of the Board. Besides the requirement of establishing audit committee of the Board, remuneration committee of the Board and nomination committee of the Board as set out in the Corporate Governance Code, the Company also established the strategy and development committee of the Board. All these committees were entrusted with detailed responsibilities.

•

The provisions set out in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees, are stricter than those of the Model Code of the Hong Kong Listing Rules;

Chapter 07 Corporate Governance

•

To improve the structure of its internal control system to comply with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, Basic Norms of Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Corporate Governance Code others. The standards of the internal control are more detailed than those of the Corporate Governance Code (the Model Code);

•	Has announced the evaluation conclusions of the Board and auditors in relation to the effectiveness of internal control of the Company for the year 2011;

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

(2)	Securities Transactions of Directors and Supervisors

Having made enquiries of all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April, 2006, the Code for Securities Transactions of the Management was approved at the Company’s fifth meeting of the third Session of the Board. On 23rd April, 2010, the Code for Securities Transactions of the Management was amended at the Company’s fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements on supervision are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is stricter than the Model Code.

(3)	Board of Directors

As at the disclosure date of this annual report, the Board comprises eleven Directors including four independent non-executive Directors.

The names, positions and resignations of the Directors are described in the paragraph headed “1.Board of Directors, Supervisors and Senior Management” under the chapter headed “Chapter 6 Directors, Supervisors, Senior Management and Employees” in this Annual Report.

The Board is mainly responsible for the strategic decision making of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company, etc.

Corporate Governance Chapter 07

The management of the Company is mainly responsible for the production, operation and management of the Company and shall exercise the following functions and powers: to be in charge of the Company’s production, operation and management; to organize the implementation of the resolutions of the board of directors; to organize the implementation of the Company’s annual business plan and investment proposal; to draft plans for the Company’s internal management organization; to draft the Company’s basic management system; to protocol a package of staff’s salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company, etc.

The duties and powers of the Board and the management have been set out in details in the Articles.

According to the Articles and the Rules of Procedure for Board Meetings, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or for an extraordinary Board meeting, three days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meeting made the detailed record on the matters considered and the decisions achieved by each director. Draft and final versions of minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may express opinions on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company. Any of the Directors is entitled to inspect the files and relative documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such a transaction.

For the year ended 31 December, 2011, nine Board meetings were held and the Directors attended the meetings in person or by means of electronic communication. All Directors attended the meetings, representing 100% attendance of the Board.

Each of the independent non-executive Directors has submitted to the Company an annual confirmation concerning his independence pursuant to the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

All the directors of the Company are allowed to promote continuing professional development, update their knowledge and skills to make greater contributions to the Board.

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(4)	Chairman and Chief Executive Officer

Mr. Li Weimin serves as the Chairman of the Company, and Mr. Zhang Yingmin is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in details in the Articles.

The duties of the chairman of the Board include, but are not limited to, (1) to ensure the efficient operation of the board of directors; (2) to check on the implementation of resolutions passed by the board of directors; (3) to formulate and continuously improve the corporate governance rules and procedures; (4) to convene and preside over meetings of the board of directors and ensure that all directors are properly informed of the current issues and timely acquire complete, accurate and sufficient information at the board meetings and have enough opportunities to speak and express different opinions; (5) to ensure the efficient communications between the Company and investors, executive directors and non-executive directors.

(5)	Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Director’s include, but are not limited to, the following:

•

to participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	to play a leading and guiding role in the event of potential conflicts of interest;

•	to accept appointments as members of the audit committee, remuneration committee, nomination committee and other special committees;

•	to scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

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(6)	Committees under the Board

Remuneration Committee of the Board

The remuneration policies and annual remuneration of the Directors and senior management have been included in the paragraph headed “3. Remuneration Policy” under the chapter headed “Chapter 6 Director, Supervisors, Senior Management and Employees” in this Annual Report.

The establishment, composition, scope of duties and the operation of the Remuneration Committee of the Board of the Company have been included in the paragraph headed “2. Daily Operations of the Board of Directors” under the chapter headed “Chapter 4. Report of Board of Directors” in the annual report.

Audit Committee of the Board

The establishment, composition, scope of duties and the operation of the Audit Committee of the Board of the Company have been included in the paragraph headed “2.Daily Operations of the Board of Directors” under the chapter headed “Chapter 4. Report of Board of Directors” in the annual report.

Nomination Committee of the Board

The policies for nominating directors of the Company and the establishment, composition, scope of duties and the operation of the Nomination Committee of the Board of the Company have been included in the paragraph headed “2. Daily Operations of the Board of Directors” under the chapter headed “Chapter 4. Report of Board of Directors” in the annual report.

(7)	Auditors’ Remuneration

The details are described in the paragraph headed “7. Appointment and Dismissal of Auditors” under the chapter headed “Chapter 10 Significant Events” in this Annual Report.

(8)	Company Secretary

At the first meeting of the fifth session of the Board of the Company, Mr. Zhang Baocai was appointed as the company secretary. As a member of the Hong Kong Institute of Company Secretaries, Mr. Zhang performed his duties well as a company secretary with his academic and professional qualification background and relevant working experience. Meanwhile, Mr. Zhang actively participate in trainings organized by the Hong Kong Institute of Company Secretaries, CSRC, SSE and legal advisor of the Company to continuously improve his work experiences. Furthermore, as the Director and the deputy general manager of the Company, Mr. Zhang is so familiar with the daily operation of the Company that he can communicate with directors and senior management and assist Board of directors to strengthen the construction of corporate governance.

Details of such authorities and responsibilities of the company secretary are set out in details in the Articles.

Chapter 07 Corporate Governance

(9)	Shareholder’s right

The procedures for shareholders’ rights of proposing to convene a general meeting of shareholders, putting forward enquires to the Board and submitting proposals at shareholders’ meetings have been set out in details in the Articles.

The qualified shareholders can propose to convene an extraordinary general meeting by the following ways: (1) Shareholders are entitled to propose to convene an extraordinary general meeting in writing and state the motions and resolutions proposed. Within the prescribed period, the board of directors shall provide its written decision to the shareholders. (2) If the board of directors decides against convening the proposed extraordinary general meeting, the shareholders are entitled to propose to convene the extraordinary general meeting to the supervisory committee in writing. (3) If the Supervisory Committee fails to issue a notice of general meeting within the prescribed period, the supervisory committee shall be deemed not to convene and chair the meeting. Shareholders individually may convene and chair the extraordinary general meeting on their own. All reasonable expenses incurred for such extraordinary general meeting convened by shareholders as a result of the failure of the board of directors and supervisory committee to convene an extraordinary general meeting as required by the above request(s) shall be borne by the Company. The Board and the secretary of the Company should accommodate to the shareholders’ extraordinary general meeting convened by the shareholders.

Submitting related proof of identities, the shareholders are entitled to enquire the board of directors for the register of shareholders, personal information of directors, supervisors and senior management, minutes of shareholders’ general meetings, resolutions of the meetings of the board of directors, resolutions of the meetings of the supervisory committee, financial and accounting reports and the copies of the Company’s debentures.

The qualified shareholder(s) may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. All directors, supervisors and senior management should attend the meeting. Except for trade secrets of the Company, the board of directors, the Supervisory Committee and the senior officers should make an explanation or statement regarding the shareholders’ queries and suggestions.

(10)	Investor Relations

1.	Continuously Perfecting the Rules for the Management of Investors’ Relationship

Pursuant to the laws and supervisory regulations of both the domestic and overseas places where the Company’s shares are listed, and based on day-to-day business practices, the Company has developed and perfected the Rules for the Management of Investors’ Relationship and the Rules for Disclosure of Information to regulate the management of investor relations.

The details of amendments to the Articles, please refer to paragraph headed “1. Corporate Governance” under this Chapter.

Corporate Governance Chapter 07

2.	Providing the Investors with the Information Timely and Fairly

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with governance requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with the dynamic of the Company, the perfection of the corporate governance system and the industrial information, realizing the synchronization disclosure of the Company’s extraordinary announcement, periodic report on the websites of the stock exchanges and the statutory media.

3.	Actively Communicating With the Investors

The Company always welcomes the investors for site investigation with sincere attitude, or makes telephone communication with investors.

The Company holds at least two international and domestic road-shows every year. Through face-to-face meetings, the Company reports to investors on its business operations, while collecting opinions and suggestions in relation to the Company from the investors and the capital markets.

The Company greatly emphasizes communications with Shareholders through Shareholders’ meetings, and encourages the minority Shareholders to participate in Shareholders’ meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors, Supervisors and Senior Management generally attend the Shareholders’ meetings. At the Shareholders’ meetings, each resolution is proposed separately and all the resolutions are voted by poll.

(11)	Internal Controls

The details are described in the paragraph headed “1. Corporate Governance” under the Chapter headed “Chapter 7 Corporate Governance” in this Annual Report.

(12)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2011.

Chapter 07 Corporate Governance

(13)	Information Disclosure

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a truthful and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

Pursuant to the requirement of the supervisory regulations, the Company has amended its relevant regulations in a timely manner. The amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited relating to accountability system of significant errors and users of external information were approved at the thirteenth meeting of the fourth session of the Board held on 26th February, 2010.

III.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Under the US “Listing Regulations”)

As at the date of this Annual Report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nomination and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a remuneration committee of the Board with all the members being independent Directors.

As a foreign listed company, set out below are the material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company

Meetings held by non-executive Directors	Non-executive directors of each listed company are to meet regularly without the participation of executive directors at such meetings (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors are kept informed of the Company’s business and operations. The Company believes that the holding of Board meetings on a regular basis offers the non-executive Directors an effective communication forum to raise their concerns and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Chapter 07

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company

Corporate Governance Guidelines

A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

•        qualifications of directors;

•        responsibilities and obligations of directors;

•        communications between directors and the management and independent advisors;

•        remuneration of directors;

•        training for new directors and continuing education of directors;

•        re-appointment of the management; and

•        annual review of the performance of the board

(Section 303A.09)

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The corporate governance rules and procedures as detailed above basically covers the corporate governance requirements of the NYSE, and are of an even greater scope and in greater detail than the requirements of the NYSE. This enables the promotion of the standard operation of the Company.

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A)	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the listing regulatory regulation and requirements in China. The Code of Business Conduct and Ethics is found on the Company’s website. The Company believes that the existing Code of Business Conduct and Ethics appropriately protects the interests of both the Company and its Shareholders.

Chapter 08 Shareholders’ General Meeting

During the reporting period, the information of the Shareholders` general meetings were as follows:

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals		Resolutions	Information Disclosure Newspapers that post the Meeting Resolutions

1	The first 2011 extraordinary Shareholders’ meeting	18 February, 2011	21 February, 2011	1.	The proposal regarding the discussion and review of replacing the International Certified Public Accountant	All the resolutions were duly passed.	China Securities Journal, Shanghai Securities News

				2.	The proposal regarding the amendments to the Articles of Yanzhou Coal Mining Company Limited

				3.	The proposal regarding the amendments to the Rules of Procedures for the Shareholders’ Meetings of Yanzhou Coal Mining Company Limited

				4.	The proposal regarding the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited

2	The 2010 annual general meeting	20 May, 2011	23 May, 2011	1.	The proposal regarding the review and approval of the working report of the Board for the year ended 31 December 2010	All the resolutions were duly passed.	China Securities Journal, Shanghai Securities News

				2.	The proposal regarding the review and approval of the working report of the supervisory committee of the Company for the year ended 31 December 2010

				3.	The proposal regarding the review and approval of the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010

				4.	The proposal regarding the review and approval of the proposed profit distribution plan of the Company for the year ended 31 December 2010

Shareholders’ General Meeting Chapter 08

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals		Resolutions	Information Disclosure Newspapers that post the Meeting Resolutions

				5.	The proposal regarding the elections of non-independent directors of the fifth session of the Board

				6.	The proposal regarding the elections of independent director of the fifth session of the Board

				7.	The proposal regarding the elections of non-employee representative supervisors of the fifth session of the supervisory committee of the Company

				8.	The proposal on determining the remuneration of the directors and supervisors of the Company for the year ending 31 December 2011

				9.	The proposal regarding renewal of liability insurance for directors, supervisors and senior management of the Company

				10.	The proposal regarding the approval of the bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia

				11.	The proposal regarding the approval of the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration

				12.	The proposal on authorizing the Company to handle matters in relation to financing activities at fixed interest rate

Chapter 08 Shareholders’ General Meeting

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals		Resolutions	Information Disclosure Newspapers that post the Meeting Resolutions

				13.	The proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited, the Rules of Procedure for Shareholders’ Meetings and the Rules of Procedure for the Board

				14.	The proposal regarding the grant of general mandate to the Board of Yanzhou Coal Mining Company Limited to issue additional H shares of the Company

				15.	The proposal regarding the grant of the general mandate to the Board of Yanzhou Coal Mining Company Limited to repurchase H shares of the Company

3	The 2011 first A Shareholders’ class meeting;	20 May, 2011	23 May, 2011	The proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company		The resolution was passed.	China Securities Journal, Shanghai Securities News

4	The 2011 first H Shareholders’ class meeting;	20 May, 2011	23 May, 2011	The proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company		The resolution was passed.	China Securities Journal, Shanghai Securities News

Report of Supervisory Committee Chapter 09

During the reporting period, all Supervisors of the Company fulfilled their supervising responsibilities, protected the interests of the Company and the Shareholders, adhered to the principles of prudence and trustworthiness and actively carried out their duties with care and diligence, pursuant to the PRC Company Law and the Articles.

MEETING OF THE SUPERVISORY COMMITTEE

The Supervisory Committee held five meetings during the reporting period. Details of each of the meetings are as follows:

1.	The eleventh meeting of the fourth session of the Supervisory Committee was held on 25 March 2011. The Supervisory Committees Report for the Year 2010, the 2010 Annual Report, the Financial Report for the Year 2010, the Profit Distribution Plan for the Year 2010, the Proposal for the provision of bad debts, 2010 Social Responsibility Report, Evaluation on Implementation of Information Disclosure Management System Report for the Year 2010, and the Self-assessment Report on the Internal Control System for the Year 2010 was considered and approved at the meeting.

2.	The twelfth meeting of the fourth session of the Supervisory Committee was held on 26 April 2011.The First Quarter Report of 2011 of Yanzhou Coal Mining Company Limited were considered and approved at the meeting.

3.	The first meeting of the fifth session of the Supervisory Committee was held on 20 May 2011. The chairman and the vice chairman of the Supervisory Committee were elected.

4.	The second meeting of the fifth session of the Supervisory Committee was held on 19 August 2011. The Interim Results Report of 2011 of Yanzhou Coal Mining Company Limited was considered and approved at the meeting.

5.	The third meeting of the fifth session of the Supervisory Committee was held on 21 October 2011. The Third Quarter Report of 2011 of Yanzhou Coal Mining Company Limited was considered and approved at the meeting.

The Supervisory Committee has provided its independent opinion on the following matters:

1.	Compliance with rules and regulations by the Company and its Operations in 2011

By attending and presenting at meetings of the Board and Shareholders’ general meetings, the Supervisory Committee has, pursuant to the relevant laws and regulations, carried out investigatory and supervisory functions on matters such as the resolutions of and the procedures on convening the meetings of the Shareholders and the Directors, the implementation of the resolutions of the Shareholders’ meetings by the Board, the performing of duties by the senior management and the management system of the Company. No breach of laws, regulations or the Articles has occurred. No breach of laws and regulations by the Directors and senior management of the Company in the course of performing their duties has occurred. The Supervisory Committee considers that the performance of the Board and management in 2011 was in compliance with the relevant PRC laws and regulations and the Articles, and that it has been serious, responsive and systematic in its decision-making procedures. The internal control system implemented effectively.

Chapter 09 Report of Supervisory Committee

2.	Examination of the financial condition of the Company

The Supervisory Committee has examined the financial condition and operation results of the Company for the reporting period. The Supervisory Committee considers that the contents and format of the Company’s financial statements are in compliance with all applicable rules. Further, the information accurately and objectively reflected the Company’s financial condition and operating results for the reporting year. The financial results are true, and all costs, expenses and provisions have been incurred and made in accordance with the relevant laws, regulations and the Articles.

3.	Usage of Funds Raised

There was no usage of raised fund during the reporting period and no previous funds raised were used in the reporting period.

4.	Fairness of Asset Acquisitions

During the reporting period, the trading and pricing terms for acquisitions of assets by the Company were fair and there were no insider dealings and transactions which prejudiced the interests of Shareholders and resulted in any capital loss to the Company.

5.	Connected Transactions

During the reporting period, the connected transactions between the Company and the Controlling Shareholder and its subsidiaries were fair, reasonable, lawful and did not prejudized the interests of the Shareholders.

6.	The Self-Assessment Report on the Internal Control System

The Supervisory Committee takes the view that the Self-assessment Report on the Internal Control System made by the Board truly and completely reflects the actual conditions of the Company. The internal control system of the Company is sound basically and without major deficiency. The design of the internal control system is reasonable and its implementation is effective

7.	The Establishment and Implementation of Insider Management System

During the reporting period, the Company strictly enforced the relevant provisions of the insider system in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited.” and the “Registration and Management Rules of Insiders of Yanzhou Coal Mining Company Limited”. There were no insiders traded the shares of the Company before the disclosure of the significant price-sensitive internal information. Meanwhile, the Company formulated, which improved such items as the scope of inside information and insider, confidentiality of inside information, registration and accountability system of insider.

Song Guo

Chairman of the Supervisory Committee

Zoucheng, the PRC, 23 March 2012

Significant Events Chapter 10

I.	MATERIAL EVENTS

There were no repurchase, sale or redemption of shares of the Company.

II	SHARES OF OTHER LISTED COMPANIES AND FINANCIAL CORPORATIONS HELD BY THE COMPANY

As at 31 December 2011, the external equity investments made by the Company are set out as follows:

No	Stock code	Stock abbreviation	Number of shares held (share)	% of share capital of the company	Investment cost at the beginning (RMB)	Accounting items	Book value at the end of the reporting period (RMB)	Current income (RMB)

1	600642	Shenergy	36,499,577	0.77%	60,420,274	Financial assets available-for-sale	167,533,058	2,433,305
2	601008	Lianyungang	1,380,000	0.22%	1,760,419	Financial assets available-for-sale	5,961,600	0

Total					62,180,693		173,494,658	2,433,305

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2004 and subscription of placing shares of 2,009,151 in 2010 with the self-owned cash of RMB16,856,776.89 and bonus issue shares of 12,166,526 in 2011.

Source of Lianyungang shares: subscription of shares as promoter upon establishment of the Company and bonus issue shares in 2007.

Save as disclosed above, the Company has made no equity investments in other listed companies or financial enterprises as at the reporting date.

Chapter 10 Significant Events

III	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITION, SALES AND MERGERS

(1)	Acquisition of Coal Mine Assets and Shares of Ordos in Inner Mongolia

1.	Acquisition of 10% equity interest in Inner Mongolia Haosheng Coal Mining Company Limited

The Company entered into the equity transfer agreement of Inner Mongolia Haosheng Coal Mining Company Limited on 31 March 2011. It was agreed that the total consideration for an aggregate 10% equity interest held by Ordos Jiutaimanlai Co., Ltd and Shandong Jiutai Chemical Industrial Technology Company Limited in Haosheng Company was RMB 1.3138 billion. Upon the completion of the above share ownership transfer procedures on 6 May 2011, the Company’s equity interest in Haosheng Company has increased from 51% to 61%.

The consideration for the acquisition was RMB1.3138 billion, representing approximately 10.9% of the audited total profits of the Group of RMB12.0997 billion of 2011 under PRC CASs.

2.	Acquisition of Anyuan Coal Mine

Upon approval at the general manager working meeting held on 12 November 2010, Ordos Neng Hua entered into the “Anyuan Coal Mine Transfer Agreement” and “the Supplementary Agreement to Anyuan Coal Mine Transfer Agreement” dated on 20 November 2010 and 20 January 2011 respectively, and acquired the total assets of Anyuan Coal Mine, for an agreed total consideration of RMB1.435 billion.

Pursuant to the agreement, Anyuan Coal Mine was taken over by Ordos Neng Hua on 1 December 2010. Commencing from the date the Company took over the coal mine, the coal produced and earnings derived from Anyuan Coal Mine belong to Ordos Neng Hua.

The asset ownership change procedures of Anyuan Coal Mine have not yet completed. The expansion of the annual capacity to 1.2 million tonnes in Anyuan Coal Mine has been completed and has passed the acceptance by relevant departments. At present, the transfer procedures of relevant rights post expansion are in progress.

3.	Bidding for Mining Rights of Zhuan Longwan Coal Mine Field

Upon approval at the nineteenth meeting of the fourth session of the Board held on 28 January 2011, Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine field of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7.8 billion. The procedures for shareholders’ approval and ratification of the bidding were completed by the Company at the 2010 annual general meeting on 20 May 2011.

Significant Events Chapter 10

The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct the auction. At present, Ordos Neng Hua is undertaking the application procedure for the mining rights of Zhuan Longwan coal mine zone.

The consideration for the acquisition was RMB7.8 billion, representing approximately 64.5% of the audited total profits of the Group of RMB12.0997 billion of 2011 under PRC CASs.

For details, please refer to the “Announcements in relation to external Investment and Obtaining of Mining Rights by a wholly-owned subsidiary of Yanzhou Coal Mining Company Limited” dated on 28 January 2011. The above information disclosure was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities News.

4.	Acquisition of 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited

As reviewed and approved at the general manager working meeting held on 9 July 2011, Ordos Neng Hua entered into the “Equity Transfer Agreement of Inner Mongolia Xintai Coal Mining Company Limited” dated on 11 July 2011 and acquired 80% equity interests of Inner Mongolia Xintai Coal Mining Company Limited (Xintai Company) for an agreed total consideration of RMB 2,801.6 million. The share ownership transfer procedures were completed on 4 November 2011.

Xintai Company is responsible for the operation of Wenyu Coal Mine. The expansion of its annual production capacity to 3 million tonnes in Wenyu Coal Mine has been completed and passed the acceptance inspection by relevant departments. At present, the transfer procedures of relevant rights post expansion are in progress

The consideration for the acquisition was RMB2,801.6 million, represents approximately 23.2% of the Group’s 2011 audited total profits of RMB12.0997 billion under PRC CASs.

(2)	Acquisition of Equity Interests of companies in Australia

1.	Acquisition of 30% Equity Interests in Aston Coal Mine Joint Venture in Australia

Upon approval at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Yancoal Australia through a subsidiary company, paid USD250 million to acquire the 30% of the equity interests held indirectly by Singapore IMC Group in the Ashton Coal Mine Joint Venture.

Upon the completion of share ownership transfer procedures on 13 May 2011, the Company’s control in the Ashton Coal Mine Joint Venture has increased from 60% to 90%

The consideration for the acquisition was USD250 million (approximately RMB1.664 billion), representing approximately 13.8% of the audited total profits of RMB12.0997 billion of 2011 under PRC CASs.

Chapter 10 Significant Events

2.	Acquisition of 100% Equity Interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd

Upon approval at the general manager working meeting of the Company held on 6 April 2011, a wholly-owned subsidiary of Yancoal Australia acquired 100% equity interests in Syntech Holdings and Syntech Holdings II Pty Ltd for a consideration of AUD202.5 million and the equity transfer was completed on 1 August 2011.

For details, please refer to the “Announcements in relation to external Investment of Yanzhou Coal Mining Company Limited” dated on 1 August 2011. The above announcement was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities News.

The consideration for the acquisition was AUD202.5 million (approximately RMB1.429 billion), representing approximately 11.8% of the audited total profits of RMB12.0997 billion of 2011 under PRC CASs.

3.	Acquisition of 100% Equity Interests in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd in Australia

Upon approval at the general manager working meeting of the Company held on 26 September 2011, a wholly-owned subsidiary of Yancoal Australia acquired 100% equity interests in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd in Australia for a consideration of AUD296.8 million on 27 September 2011 and the equity transfer was completed on 30 December 2011.

For details, please refer to the “Announcements in relation to external Investment of Yanzhou Coal Mining Company Limited” dated on 27 September 2011. The above announcement was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities News.

The consideration for the acquisition was AUD296.8 million (approximately RMB1.863 billion), representing approximately 15.4% of the audited total profits of RMB12.0997 billion of 2011 under PRC CASs.

(3)	Acquisition of 19 Potash Exploration Permits in Canada

Upon approval at the general manager working meeting on 17 July 2011, the Company through its wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd., acquired 19 potash mineral exploration permits in the Province of Saskatchewan, Canada for a total consideration of US$260 million on 18 July 2011. Yancoal Canada Resources Co., Ltd. completed the permit transfer registrations on 29 September 2011.

The acquired permits cover approximately 1,325,388.17 acres of area (about 5,363.84 square kilometers) in aggregate. Based on the preliminary exploration information, it is expected that the permit area may have abundant potash resources. The assessment of potash resources and reserves in compliance with internationally recognized reporting standards should be carried out as soon as possible. At present, the Company has started the preparation work for exploration of some key mine field.

Significant Events Chapter 10

For details, please refer to the “Announcements in relation to external Investment of Yanzhou Coal Mining Company Limited” dated on 30 September 2011. The above announcement was also posted on the Shanghai Stock Exchange’s website, the Stock Exchange of Hong Kong Limited website, the Company’s website and/or China Securities Journal and Shanghai Securities News.

The consideration for the acquisition was USD260 million (approximately RMB1.681 billion), representing approximately 13.9% of the audited total profits of RMB12.0997 billion of 2011 under PRC CASs.

(4)	Proposal Regarding the Merger of Yancoal Australia and Gloucester Coal Ltd.

Upon approval at the Sixth Meeting of the Fifth Session of the Board and the Seventh Meeting of the Fifth Session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester Coal Ltd (“Gloucester”), a corporation incorporated in Australia whose shares are listed on Australia Stock Exchange, entered into a Merger Proposal Deed and an amending deed to the Merger Proposal Deed, respectively.

After the transfer of certain excluded assets, Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution) by way of a scheme of arrangement. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% equity interest in Yancoal Australia respectively. Yancoal Australia will be listed on the Australia Stock Exchange instead of Gloucester.

Gloucester will implement the cash distribution totally AUD700 million to the registered shareholders before merger. Under stipulated conditions, the Company will provide a value guarantee of no more than AUD3 per share to Gloucester shareholders who hold shares of Yancoal Australia after merger.

For details, please refer to the “Announcements of Yanzhou Coal Mining Company Limited in relation to Proposal Regarding the Merger of Yancoal Australia and Gloucester Coal Ltd.” Dated 22 December 2011 and “Announcements of Yanzhou Coal Mining Company Limited in relation to update regarding the merger of Yancoal Australia and Gloucester Coal Ltd.” dated on 5 March 2012 and 9 March 2012 respectively. The above announcement was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities News.

(5)	Disposal of 51% Equity Interests in Minerva Coal Mine Joint Venture in Australia

As approved at the seventeenth meeting of the fourth session of the Board on 30 December 2010, a wholly-owned subsidiary of Yancoal Australia disposed of its 51% equity interests in the Minerva Coal Mine Joint Venture to a subsidiary of Sojitz Corporation in Australia for a consideration of AUD201 million. Upon completion of such disposal, the Company ceased to have any interest in the Minerva Coal Mine Joint Venture.

The consideration for sale was AUD201 million (approximately RMB1.322 billion), representing approximately 10.9% of the audited total profits of RMB12.0997 billion of 2011 under PRC CASs.

Chapter 10 Significant Events

(6)	Establishment of Yancoal International (Holding) Co., Limited

In order to establish a scientific and regulated overseas asset management structure and to build a multichannel overseas financing platform, Yancoal International, a wholly-owned subsidiary of the Company, was established in Hong Kong to act as the platform for overseas assets and business management, upon the consideration and approval by the general manager working meeting of the Company on 17 June 2011. Yancoal International has three subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited and Yancoal International Resources Development Co., Limited.

In the reporting period, as approved at the general manager working meeting held on 17 July 2011, Yancoal Luxembourg Energy Holding Co., Limited was set up as a wholly-owned subsidiary of Yancoal International, and Yancoal Canada Resources Holding Co., Ltd was established as a wholly-owned subsidiary of Yancoal Luxembourg Energy Holding Co., Limited.

V.	MAJOR CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and asset purchase transactions.

(1)	Continuing connected transactions

Upon the restructuring of the Company for listing, the Controlling Shareholder injected its major coal production and operation assets and related business into the Company, while the remaining businesses and assets of the Controlling Shareholder continue to provide products, materials, services and logistics support services to the Company. Besides, upon the commencement of its formal operation, Yankuang Group Finance Company Limited (a subsidiary of the Controlling Holder) provides financial services, such as deposits, borrowings and settlement services, to the Group. As the Controlling Shareholder and the Company are both located in Zoucheng City, Shandong Province, the Group is able to obtain a steady, stable and continuing source of materials, ancillary support services, financial and other services from the Controlling Shareholder, which can alleviate the operational risk, financing cost and financing risk and which in turn benefits the Company’s daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, thereby ensuring a stable sales market to the Company. The above connected transactions are necessary and continuing.

At the second extraordinary general meeting held on 23 December 2008, the five continuing connected transaction agreements, namely, the “Provision of Materials Agreement”, “Provision of Labor and Services Agreement”, “Provision of Pension Fund Management Service”, “Provision of Products and the Materials Agreement” and “Provision of Electricity and Heat Energy Supply Agreement”, together with the annual caps for such transactions from 2009 to 2011 had been approved. Such transactions are continuing connected transactions entered into between the Company and its Controlling Shareholder in the ordinary course of business. Prices of these transactions are mainly determined by the price fixed by the State, and if there is no State price available, the market price is used. If there is no market price available, then the actual cost is applied. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except those transactions which are not yet completed or those amounts are in dispute.

Significant Events Chapter 10

Upon approval at the third meeting of the fifth session of the Board of the Company held on 19 August 2011, the Company and Yankuang Group Finance Company Limited entered into the “Financial Service Agreement” again. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions from 2011 to 2012. It has been confirmed that the rates for the fees charged by the Yankuang Group Finance for the financial services to be provided to the Group shall equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risk control measures were also taken to safeguard the security of the fund from system’s perspective. Meanwhile, the original Financial Service Agreement signed on 7 January 2011 between the Company and Yankuang Group Finance Company Limited is abolished.

1.	Continuing connected transaction of the supply of materials and services

(the listed figures are under PRC CASs)

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB2.7553 billion in 2011. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB2.7179 billion.

The following table sets out the connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2011:

	2011		2010
	Amount (RMB’000)	Percentage of Operating Income (%)	Amount (RMB’000)	Percentage of Operating Income (%)	Increase/decrease of connected transactions (%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	2,755,278	5.65	3,361,680	9.65	-18.04

Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,717,912	5.57	2,258,967	6.48	20.32

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2011:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross Profits (RMB’000)

Coal sold to the Controlling Shareholder	2,088,794	957,921	1,130,873

Chapter 10 Significant Events

2.	Continuing connected transaction of pension fund

As approved at the second 2008 extraordinary Shareholders’ meeting and according to the Pension Fund Management Agreement and the annual transaction caps from 2009 to 2011, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in 2011 was RMB1.2396 billion.

3.	Continuing connected transaction of Financial Services

Pursuant to the “Financial Service Agreement” signed between both parties, the annual transaction caps from 2011 to 2012 for the continuing connected transactions of financial services provided by Yankuang Group Finance Company Limited to the Group are as follows:

(1)	The maximum daily balance (including accrued interests) of the Group on the settlement account in Yankuang Group Finance Company Limited shall not exceed RMB1.82 billion each year.

(2)	Yankuang Group Finance Company Limited shall provide a credit facility limit of RMB1.6 billion (including accrued interests) to the Group each year;

(3)	Total fees for the discounted note services and other financial services such as settlement services: the annual cap each year is RMB28.54 million, in which, the annual cap for the discounted note service fees is RMB 20.94 million.

For further details, please refer to the “Announcements in relation to the Resolutions Passed at the Thirteenth Meeting of the Third Session of the Board” dated 3 August, 2007, “Announcements in relation to the Resolutions Passed at the Third Meeting of the Fifth Session of the Board” and the “Announcement on Connected Transactions of Yanzhou Coal Mining Company Limited” dated 19 August, 2011 respectively. These announcements have been posted on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company, and/or within the PRC newspapers, namely the China Securities Journal and Shanghai Securities News.

As at 31 December 2011, the balance deposit of the Group in Yankuang Group Finance Company Limited was RMB1.8200 billion. The payment of the fees for financial services was RMB10.118 million.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in 2011.

Significant Events Chapter 10

Details of the annual transaction cap for 2011 and actual transaction amounts in 2011 for the above continuing connected transactions are shown in the following table.

No	Type of connected transaction	Agreement	Annual transaction cap for the year 2011 (RMB’000)	Value of transaction for the year 2011 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	726,000	696,802
2	Labor and services provided by Yankuang Group	Provision of Labour and Services Agreement	2,594,340	2,021,109
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,451,510	1,239,556
4	Coal and material provided to Yankuang Group	Provision of Products and Material Agreement	4,650,000	2,574,470
5	Electricity and heat provided to Yankuang Group	Provision of Electricity Heat Agreement	360,400	180,808
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	(1) deposit balances		1,820,000	1,820,000
	(2) loan facility		1,600,000	0
	(3) financial services fees		28,540	10,118

4.	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the Group’s continuing connected transactions of the Group with the Controlling Shareholder for the year 2011 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties than terms available to or from the Group; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the continuing supply of materials and services stated under the paragraph headed “1. Continuing connected transaction of the supply of materials and services” above has not exceeded the annual transaction caps for the year 2011 approved by independent Shareholders and the Board.

Chapter 10 Significant Events

5.	Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

(2)	External Connected Transactions entered into jointly by the Group and related parties

Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yanzhou Coal will contribute RMB1.35 billion in cash, representing an equity interest of 25%. The registered capital will be paid in full in 3 stages before August 2012. As at the disclosure date of this report, Yanzhou Coal has paid RMB945 million for the registered capital. Future Energy will mainly engage in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of ancillary coal mines.

For details, please refer to the “Announcements in relation to the Resolutions passed at the Seventeenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited” and “Announcement in Relation to the Connected Transaction of Yanzhou Coal Mining Company Limited” on 30 December 2010 and 24 January 2011 respectively. The above was announcement has also been posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities News.

(3)	Debt and debt obligation due between the Group and the Controlling Shareholder are mainly due to the mutual sale of goods and provision of services.

Balances due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2011 are detailed as follows:

	payable to related parties		receivable from related parties
Related parties	Amount involved (RMB’000)	remaining (RMB’000)	Amount involved (RMB’000)	remaining (RMB’000)

Yankuang Group	4,547,983	2,595,569	4,063,259	1,155,168

Up to 31 December 2011, the Controlling Shareholder or its subsidiaries had not used the Group’s funds for non operational matters.

Significant Events Chapter 10

Details of the Group’s connected transactions prepared in accordance with the IFRS are set out in Note 52 to the consolidated financial statements herein, or Note 9 as prepared in accordance with the PRC CASs. The various related transactions set out in Note 52 to the consolidated financial statements prepared in accordance with the IFRS, or Note 9 as prepared in accordance with PRC CASs, also fall under the definition of continuing connected transactions in Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange.

Other than the material connected transactions described in this section, the Group was not a party to any material connected transactions during the reporting period.

VI.	MATERIAL CONTRACTS & PERFORMANCE

(1)	During the reporting period, the Company has not been involved in any trust arrangement, contract or lease of other’s assets or other’s trust arrangement, contract or lease of the Company’s assets that can contributed more than 10% (including 10%) of the total profits of the Company for the year.

(2)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

External guarantees which were provided in previous period and extended to the reporting period

According to the financing requirements for the acquisition of Felix Resources Limited, the Company issued bank guarantee to its wholly-owned subsidiary, Yancoal Australia, for the obtaining of a USD2.9 billion and USD140 million overseas loans on 16 October 2009 and on 8 December 2009, respectively.

The above mentioned guarantees extended to the reporting period but did not have any material impact on the Company’s financial position and operating results which would damage the interests of the Company and the Shareholders. The guarantees have been made strictly in accordance with the decision making and approval procedures of the listing regulations and timely disclosure has been made.

The Company and its subsidiaries made no external guarantees which were provided during the reporting period

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

Chapter 10 Significant Events

(3)	During the reporting period, there were no entrustments of funds/assets for management by others.

(4)	Entrusted loans provided during the reporting period and entrusted loans previously provided which were carried forward to the reporting period are set out in the following table. Save as disclosed in the below table, the Company currently has no other plans to provide entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annual	Approval Process	Whether there is provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Yancoal Australia	USD90 million	From 7 November 2005 to 7 November 2010	2.26%~4.67%

Reviewed and approved at a board meeting held on 28 June 2005.

Reviewed and approved extension of repayment date for one year at a board meeting held on 17 August 2007.

Reviewed and approved extension of repayment date for two years at a board meeting held on 24 October 2008.

						No	Yes	RMB3,629,291.29

2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17th May, 2007 to 17th May, 2012 Withdrawal of RMB500 million via 10 draw downs	6.65%

Reviewed and approved at a board meeting held on 25 October 2006. Reviewed and approved extension of repayment date for two years at a work meeting of the general manager held on 24 May 2010.

Reviewed and approved wavier of interest payments for the year 2011 at a meeting of the general manager held on June 7, 2011.

						No	No	No

3	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Withdrawal of RMB182,903,552.35 million via 12 draw downs	6.90%	Reviewed and approved at a work meeting of the general manager held on 27 July 2007	Yes	No	RMB11,276,974.86

Significant Events Chapter 10

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annual	Approval Process	Whether there is provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

4	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15 October 2007 to 15 October 2012. Withdrawal of RMB1,500 million via 29 draw downs	6.90%	Reviewed and approved at a board meeting held on 17 August 2007. Reviewed and approved wavier of interest payments for the year 2011 at a meeting of the general manager held on 7 June 2011.	No	No	No

5	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 June 2012	6.65%	Reviewed and approved at a work meeting of the general manager held on 5 November 2007. Reviewed and approved extension of repayment date for 1.5 years at a work meeting of the general manager held on 31 December 2010.	No	No	RMB3,056,931.01

6	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2011. Withdrawal of RMB80 million via 5 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 21 August 2008. Reviewed and approved extension of repayment date for 1 years at a work meeting of the general manager held on 31 December 2010.	No	Yes	RMB3,223,531.99

7	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrawal of RMB529 million via 8 draw downs	6.90%	Reviewed and approved at a work meeting of the general manager held on 23 February 2009. Approved transfer of RMB150 million to share capital at the eleventh meeting of fourth session of the Board	No	Transferred to share capital of RMB150 million. Recovered RMB250 million	RMB16,555,837.12

Chapter 10 Significant Events

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annual	Approval Process	Whether there is provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

8	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012 Withdrawal of RMB130 million via 8 draw downs	6.65%

Reviewed and approved at a work meeting of the general manager held on 23 March 2009.

Reviewed and approved waiver of interest payment for the year 2011 at a meeting of the general manager held on 7 June 2011.

						No	No	No

9	Yanzhou Coal Yulin Neng Hua Company Limited	RMB200 million	From 19 January 2010 to 9 January 2013. Withdrawal of RMB195 million via 4 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 31 December 2009. Reviewed and approved waiver of interest payment for the year 2011 at a work meeting of the general manager held on 7 June 2011.	No	Recovered RMB34 million	No

10	Yanmei Heze Neng Hua Company Limited	RMB600 million	From 3 June 2010 to 3 June 2015. Withdrawal of RMB600 million via 4 draw downs.	6.90%	Reviewed and approved at a work meeting of the general manager held on 24 May 2010.	No	No	RMB37,889,380.16

11	Yanzhou Coal Yulin Neng Hua Company Limited	RMB53 million	From 26 January 2011 to 26 January 2014	6.65%	Reviewed and approved at a work meeting of the general manager held on 31 December 2010. Reviewed and approved waiver of interest payment for the year 2011 at a work meeting of the general manager held on 7 June 2011.	No	No	No

Significant Events Chapter 10

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annual	Approval Process	Whether there is provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
12	Yanmei Heze Neng Hua Company Limited	RMB1,700 million	From 15 March 2011 to 15 March 2016. Withdrawal of RMB150 million.	6.90%	Approved at the Seventeenth of the Forth Session Meeting of Board on 30 December 2010.	No	No	RMB7,494,311.05

13	Yanzhou Coal Ordos Neng Hua Company Limited	RMB1,950 million	From 28 February 2011 to 28 February 2016. Withdrawal of RMB1,950 million via 4 draw downs	6.45%	Reviewed and approved at a work meeting of the general manager held on 22 February 2011.	No	No	RMB96,408,588.87

14	Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	From 17 May 2011 to 17 May 2013	6.65%	Reviewed and approved at a work meeting of the general manager held on 16 May 2011.	No	No	RMB7,433,043.43

15	Yanzhou Coal Ordos Neng Hua Company Limited	RMB2800 million	From 18 July 2011 to 18 July 2016	6.90%	Approved at the Second of the Fifth Session Meeting of Board on 4 July 2011.	No	No	RMB77,797,340.83

16	Yanzhou Coal Ordos Neng Hua Company Limited	RMB2340 million	From 29 November 2011 to 29 November 2016	6.90%	Reviewed and approved at a work meeting of the general manager held on 14 November 2011.	No	No	RMB9,785,997.84

As approved at the general managers working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB 200 million entrusted loan to Tianhao Chemicals details of which are shown in the following table.

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annual	Approval Process	Whether there is provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB200 million	From 29 March, 2007 to 28 March 2012. Withdrawal via 3 draw downs	6.65%	Reviewed and approved at a work meeting of the general manager held on 22 January 2007.	No	No	—

Chapter 10 Significant Events

(5)	Other Material Contracts

Save as the disclosed in the section headed “Disclosure of Significant Events”, the Company was not a party to any other material contracts during the reporting period.

VII.	APPOINTMENT AND DISMISSAL OF AUDITORS

During the reporting period, the Company engaged Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) as its international and domestic auditors, respectively.

As approved at the 2009 annual general meeting of Yanzhou Coal Mining Company Limited on 25 June 2010, Grant Thornton (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and ShineWing Certified Public Accountants (the “ShineWing”) were appointed as the Company’s international and domestic auditors, respectively, for the year ended 31 December 2010.

As approved at the 2011 first extraordinary general meeting on 18 February 2011, Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) was appointed as the international auditors of the Company and its subsidiaries and should hold office until the conclusion of the 2010 annual general meeting of the Company.

As approved at the 2010 annual general meeting of Yanzhou Coal Mining Company Limited on 20 May 2011, Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and ShineWing Certified Public Accountants (the “ShineWing”) were appointed as the Company’s international and domestic auditors, respectively, for the year ended 31 December 2011.

During the reporting period, as approved at the general meeting, the Board was authorized to approve and pay auditors’ remuneration. The Company is responsible for auditors’ accommodation and meal expenses, but not any other related expenses.

The Auditors’ remuneration for the years 2011 and 2010 are listed as follows:

Item	2011		2010
Fees for auditing and reviewing financial statements and internal controls of the Company	RMB	7.8 million	RMB	7.3 million
Auditing fees for matters in respect of the Company issuing corporate bonds	RMB	0.2 million		0
Service fees for annual review and evaluation of the internal controls of Yancoal Australia	AUD	0.8 million	AUD	0.8 million

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the Reporting Accountants will not have any impact on the independency of the auditors’ opinion.

ShineWing has been the Company’s domestic auditors since June 2008 and Grant Thornton Jingdu Tianhua (ie. Grant Thornton and Grant Thornton Jingdu Tianhua) has been the Company’s international auditors since 30 December 2010. Grant Thornton Jingdu Tianhua has incorporated its practise and will practise in the name of Grant Thornton Hong Kong Limited.

Significant Events Chapter 10

VIII.	THE AMENDMENT TO THE ARTICLES OF YANZHOU COAL MINING COMPANY LIMITED

For the details of the amendment to the Articles, please refer to the paragraph headed “1. Corporate Governance” under the chapter headed “Chapter 7 Corporate Governance” in this annual report.

IX.	INCREASING REGISTERED CAPITAL OF ORDOS NENG HUA

At the eighteenth meeting of the fourth session of the Board held on 17 January 2011, it was approved that the Company increased its capital investment in Ordos Neng Hua, a wholly-owned subsidiary, by RMB 2.6 billion with its own funds. On 24 January 2011, the registered capital of Ordos Neng Hua increased from RMB 500 million to RMB 3.1 billion.

X.	SAFETY AND SKILLS TRAINING CENTRE ESTABLISHMENT

As approved at the fifth meeting of the fifth session of the Board held on 2 December 2011, the Company established the safety and skills training centre which specializes in the safety and skills training of the Company and its affiliates.

XI.	During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders, actual controlling persons have not taken compulsory measures, or been transferred to judicial bodies or be held criminally liable by the relevant authorities and judicial departments nor have any of them been inspected or punished by the CSRC, banned from entering the securities markets, confirmed as not fit or proper persons, be publicly reprimanded by other administrative departments and the stock exchanges.

XII.	THERE WERE NO EVENTS RELATED TO BANKRUPTCY OR RESTRUCTURING OF THE COMPANY DURING THE REPORTING PERIOD.

Chapter 11 Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 111 to 213, which comprise the consolidated balance sheet as at December 31, 2011, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor’s Report Chapter 11

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2011 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Jingdu Tianhua

Certified Public Accountants

20th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

23 March 2012

Chapter 12 Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2011

		Year ended December 31,
	NOTES	2011 RMB’000	2010 RMB’000	2009 RMB’000

GROSS SALES OF COAL	7	45,181,229	32,590,911	19,947,748
RAILWAY TRANSPORTATION SERVICE INCOME		476,852	513,282	267,345
GROSS SALES OF ELECTRICITY POWER		327,969	185,542	187,540
GROSS SALES OF METHANOL		1,059,323	629,290	258,867
GROSS SALES OF HEAT SUPPLY		20,467	25,227	15,638

TOTAL REVENUE		47,065,840	33,944,252	20,677,138

TRANSPORTATION COSTS OF COAL	7	(1,248,268)	(1,160,470)	(403,311)
COST OF SALES AND SERVICE PROVIDED	8	(25,725,294)	(16,801,323)	(10,589,991)
COST OF ELECTRICITY POWER		(362,472)	(195,536)	(190,802)
COST OF METHANOL		(930,239)	(716,802)	(352,943)
COST OF HEAT SUPPLY		(13,777)	(12,490)	(9,734)

GROSS PROFIT		18,785,790	15,057,631	9,130,357

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(6,570,203)	(5,093,904)	(3,820,241)
SHARE OF INCOME OF ASSOCIATES	28	68,939	8,870	109,786
OTHER INCOME	10	1,075,765	3,108,081	311,019
INTEREST EXPENSE	11	(839,305)	(603,343)	(45,115)

PROFIT BEFORE INCOME TAXES		12,520,986	12,477,335	5,685,806
INCOME TAXES	12	(3,545,379)	(3,171,043)	(1,553,312)

PROFIT FOR THE YEAR	13	8,975,607	9,306,292	4,132,494

Attributable to:
Equity holders of the Company		8,928,102	9,281,386	4,117,322
Non-controlling interests		47,505	24,906	15,172

		8,975,607	9,306,292	4,132,494

EARNINGS PER SHARE, BASIC	16	RMB 1.82	RMB 1.89	RMB 0.84

EARNINGS PER ADS, BASIC	16	RMB 18.15	RMB 18.87	RMB 8.37

Consolidated Financial Statements Chapter 12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2011

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Profit for the year	8,975,607	9,306,292	4,132,494

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(20,763)	(87,270)	125,225
Deferred taxes	5,190	21,818	(31,306)

	(15,573)	(65,452)	93,919

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(213,459)	54,532	12,280
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	12,627	(6,576)	18,118
Deferred taxes	62,073	(24,350)	(11,780)

	(138,759)	23,606	18,618

Share of other comprehensive income of associates	—	1,107	—
Exchange difference arising on translation of foreign operations	(569,310)	173,415	134,184

Other comprehensive (loss) income for the year	(723,642)	132,676	246,721

Total comprehensive income for the year	8,251,965	9,438,968	4,379,215

Attributable to:
Equity holders of the Company	8,204,460	9,414,110	4,364,043
Non-controlling interests	47,505	24,858	15,172

	8,251,965	9,438,968	4,379,215

Chapter 12 Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

as at 31 December 2011

		At December 31,
	NOTES	2011 RMB’000	2010 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,145,297	6,771,314
Term deposits	17	9,543,214	2,567,722
Restricted cash	17	21,076	85,188
Bills and accounts receivable	18	7,312,074	10,017,260
Inventories	19	1,391,247	1,646,116
Prepayments and other receivables	20	3,624,879	2,613,686
Prepaid lease payments	21	18,975	18,280
Prepayment for resources compensation fees	22	3,356	3,948
Derivative financial instruments	37	104,910	239,476
Tax recoverable		4,637	169,013
Overburden in advance	25	261,441	149,351

TOTAL CURRENT ASSETS		30,431,106	24,281,354

NON-CURRENT ASSETS
Intangible assets	23	26,205,619	19,633,164
Prepaid lease payments	21	713,425	728,082
Prepayment for resources compensation fees	22	5,309	8,072
Property, plant and equipment	24	31,273,824	19,874,615
Goodwill	26	1,866,037	1,196,586
Investments in securities	27	372,800	224,442
Interests in associates	28	1,683,897	1,074,958
Interests in jointly controlled entities	31	19,453	751
Restricted cash	17	387,066	1,365,995
Long term receivables	29	300,083	—
Deposits made on investments	30	2,557,807	3,243,679
Deferred tax assets	39	1,335,165	1,124,166

TOTAL NON-CURRENT ASSETS		66,720,485	48,474,510

TOTAL ASSETS		97,151,591	72,755,864

Consolidated Financial Statements Chapter 12

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2011

		At December 31,
	NOTES	2011 RMB’000	2010 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	2,240,844	1,554,444
Other payables and accrued expenses	34	7,344,815	3,820,971
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	2,856,229	2,300,637
Amounts due to Parent Company and its subsidiary companies	52	352,625	438,783
Borrowings-due within one year	36	19,588,496	614,925
Current portion of long term payable-due within one year	38	3,205	6,536
Derivative financial instruments	37	222,089	166,178
Tax payable		2,113,168	1,231,388

TOTAL CURRENT LIABILITIES		34,721,471	10,133,862

NON-CURRENT LIABILITIES
Borrowings-due after one year	36	14,869,324	22,400,833
Deferred tax liability	39	3,895,304	2,601,207
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	325,414	152,594
Non-current portion of long term payable-due after one year	38	15,028	28,917

TOTAL NON-CURRENT LIABILITIES		19,105,070	25,183,551

TOTAL LIABILITIES		53,826,541	35,317,413

Capital and reserves	40
Share capital		4,918,400	4,918,400
Reserves		37,716,090	32,413,486

Equity attributable to equity holders of the Company		42,634,490	37,331,886
Non-controlling interests		690,560	106,565

TOTAL EQUITY		43,325,050	37,438,451

TOTAL LIABILITIES AND EQUITY		97,151,591	72,755,864

The consolidated financial statements on pages 111 to 213 were approved and authorized for issue by the Board of Directors on 23 March 2012 and are signed on its behalf by:

Li Weimin	Wu Yuxiang
Director	Director

Chapter 12 Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2011

	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
– Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
– Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
– Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
– Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	292,550	381,280	—	—	—	(2,641,190)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
– Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
– Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968

Transactions with owners
– Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
– Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Consolidated Financial Statements Chapter 12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2011

	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Profit for the year	—	—	—	—	—	—	—	8,928,102	8,928,102	47,505	8,975,607
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(15,573)	—	—	(15,573)	—	(15,573)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(138,759)	—	(138,759)	—	(138,759)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(569,310)	—	—	—	(569,310)	—	(569,310)

Total comprehensive income for the year	—	—	—	—	(569,310)	(15,573)	(138,759)	8,928,102	8,204,460	47,505	8,251,965

Transactions with owners
– Appropriations to reserves	—	—	490,161	681,340	—	—	—	(1,171,501)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)
– Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	536,930	536,930

Total transactions with owners	—	—	490,161	681,340	—	—	—	(4,073,357)	(2,901,856)	536,490	(2,365,366)

Balance at December 31, 2011	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050

Chapter 12 Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2011

		Year ended December 31,
		2011	2010	2009
	NOTES	RMB’000	RMB’000	RMB’000

OPERATING ACTIVITIES

Profit before income taxes		12,520,986	12,477,335	5,685,806
Adjustments for:
Interest expenses		839,305	603,343	45,115
Interest income		(357,708)	(187,189)	(187,604)
Dividend income		(2,433)	(4,504)	(2,288)
Net unrealized foreign exchange losses (gain)		244,655	(2,180,277)	37,676
Depreciation of property, plant and equipment		2,266,017	2,426,626	1,793,278
Release of prepaid lease payments		19,018	17,958	17,027
Amortization of prepayment for resources compensation fees		3,355	3,949	2,761
Amortization of intangible assets		720,008	349,655	44,278
Reversal of impairment loss on accounts receivable and other receivables		(101)	(4,923)	(13,634)
Provision for inventory		—	4,411	—
Impairment loss on property, plant and equipment		281,994	97,559	—
Share of income of associates		(68,939)	(8,870)	(109,786)
Gain on disposal of a joint venture and subsidiaries		—	(117,928)	—
Loss on disposal of property, plant and equipment		108,627	16,937	11,252
Written off of property, plant and equipment		—	1,491	14,199

Operating cash flows before movements in working capital		16,574,784	13,495,573	7,338,080

Decrease (increase) in bills and accounts receivable		2,800,237	(5,286,147)	(1,416,577)
Decrease (increase) in inventories		403,324	(728,026)	228,862
Movement in land subsidence, restoration, rehabilitation and environmental cost		556,706	838,510	1,109,659
Movement in overburden cost		(121,690)	224,546	—
(Increase) decrease in prepayments and other current assets		(870,492)	(694,726)	20,193
Increase (decrease) in bills and accounts payable		623,933	158,859	(4,964)
Increase in other payables and accrued expenses		531,298	153,893	622,093
(Decrease) increase in long-term payables		(16,327)	5,654	3,980
(Decrease) increase in amounts due to Parent Company and its subsidiary companies		(86,158)	(319,099)	57,549

Cash generated from operations		20,395,615	7,849,037	7,958,875

Income taxes paid		(2,155,602)	(2,038,697)	(1,596,774)
Interest paid		(608,601)	(602,743)	(28,501)
Interest income received		343,431	187,561	184,243
Dividend income received		2,433	4,646	2,288

NET CASH FROM OPERATING ACTIVITIES		17,977,276	5,399,804	6,520,131

Consolidated Financial Statements Chapter 12

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2011

		Year ended December 31,
		2011	2010	2009
	NOTES	RMB’000	RMB’000	RMB’000

INVESTING ACTIVITIES

(Increase) decrease in term deposits		(6,975,492)	648,975	(1,971,371)
Purchase of property, plant and equipment		(8,619,515)	(3,576,136)	(2,133,726)
Decrease (increase) in restricted cash		1,002,057	(874,643)	(432,492)
Increase in long term receivables		(300,083)	—	—
Increase in deposit made on investment		(394,128)	(3,125,753)	(57,095)
Proceeds on disposal of property, plant and equipment		57,956	205,446	79,626
Acquisition of non-controlling interests of Shanxi Tianhao		—	(14)	—
Acquisition of three subsidiaries	45	—	(133,000)	—
Acquisition of Hua Ju Energy	43	—	—	(761,683)
Acquisition of Yancoal Resources	44	—	—	(19,558,544)
Proceeds on disposal of a joint venture and subsidiaries	51	—	1,147,821	—
Investments in securities		(169,121)	(16,257)	—
Investments in associates		(540,000)	(125,000)	—
Acquisition of An Yuan Coal Mine	46	(355,000)	—	—
Acquisition of Xintai	50	(2,751,557)	—	—
Acquisition of additional interests in a joint venture		(1,494,767)	—	—
Acquisition of Syntech	48	(1,316,174)	—	—
Acquisition of Premier coal and Wesfarmers Char	49	(2,057,276)	—	—
Acquisition of potash mineral exploration permits		(1,645,227)	—	—
Purchase of intangible assets		(52,648)	(35,352)	(233)
Purchase of land use right		—	(442)	(7,420)

NET CASH USED IN INVESTING ACTIVITIES		(25,610,975)	(5,884,355)	(24,842,938)

FINANCING ACTIVITIES

Dividend paid		(2,901,856)	(1,229,600)	(1,967,360)
Proceeds from bank borrowings		16,712,320	1,110,954	20,840,505
Repayments of bank borrowings		(4,367,079)	(655,528)	(188,705)
Repayments of other borrowings		—	(584,478)	—
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		—	—	(13,248)
Dividend paid to non-controlling interests of a subsidiary		(2,408)	(1,871)	(201)
Dividend paid to the former shareholders of Hua Ju Energy		—	—	(47,250)
Repayment of borrowings to Parent Company		—	—	(120,000)

NET CASH FROM (USED IN) FINANCING ACTIVITIES		9,440,977	(1,360,523)	18,503,741

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,807,278	(1,845,074)	180,934

CASH AND CASH EQUIVALENTS, AT JANUARY 1		6,771,314	8,522,399	8,439,578
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(433,295)	93,989	(98,113)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,145,297	6,771,314	8,522,399

Chapter 12 Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associates, joint controlled entities and joint ventures are set out in notes 60, 28, 31 and 32 respectively.

As at December 31, 2011, the Group had net current liabilities of RMB4,290,365,000 (2010: net current assets of RMB14,147,492,000) and total assets less current liabilities of RMB62,430,120,000 (2010: RMB62,622,002,000).

Although the Group had net current liabilities as at December 31, 2011, the Group will adopt appropriate measures such as issuing long term corporate bond (note 56) to improve its financial position. The directors have evaluated the Group’s financial position subsequent to December 31, 2011 and the aforesaid measures, and therefore considered that the Group should continue to prepare financial statements using going concern basis.

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Consolidated Financial Statements Chapter 12

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. During the year, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. During the year, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

Chapter 12 Consolidated Financial Statements

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

During the year, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

During the year, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2011.

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

During the year, the Company invested USD2.8 million to set up a wholly owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD 290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

2.	BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

Changes in accounting estimates

Starting from 2010, unit-of-production method is applied for the amortization of coal reserves located in China. In the previous years, these assets were amortized on a straight-line basis. The directors of the Company consider unit-of-production method can better reflect the expected pattern of consumption of economic benefits of such assets. Changes of accounting estimates have no material impact on the consolidated financial statements.

Consolidated Financial Statements Chapter 12

2.	BASIS OF PREPARATION (continued)

Comparative figures

Business taxes and surcharges have been presented as a deduction of each categories of revenue to each corresponding costs of these revenue to provide a more appropriate presentation. Therefore, for the year ended December 31, 2009, subtotals of income and corresponding costs increased by RMB423,776,000. The reclassification has no impact to the overall results of the Group. The reclassification does not result in any changes to the consolidated balance sheet as at December 31, 2009 and therefore they are not presented in the consolidated financial statements.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2011.

IFRSs (Amendments)	Improvements to IFRSs 2010
IAS 24 (Revised)	Related Party Disclosures

Except for those new accounting policies effective for the financial year beginning January 1, 2011 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2010.

The adoption of the new IFRSs had no material impact on the results or financial position of the Group for the current or prior accounting year. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets[1]
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 13	Fair Value Measurement[2]
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[4]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[2]
IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[5]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[2]

Chapter 12 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

[1]	Effective for annual periods beginning on or after July 1, 2011.
[2]	Effective for annual periods beginning on or after January 1, 2013.
[3]	Effective for annual periods beginning on or after January 1, 2015.
[4]	Effective for annual periods beginning on or after July 1, 2012.
[5]	Effective for annual periods beginning on or after January 1, 2014.

•	IFRS 9 Financial instruments

Under IFRS 9, all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

•	IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

Consolidated Financial Statements Chapter 12

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	IFRS 12 Disclosures of Involvement with Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

•	IFRS 13 Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorises the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

IAS 1 (Amendments) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, IAS 1 (Amendments) require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. IAS 1 (Amendments) are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

Chapter 12 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognised as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Under the existing policy, the Company separately present the striping costs on the balance sheet. Upon the subsequent adoption of the Interpretation, the presentation on the balance sheet will be amended accordingly.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities controlled by the Company (including special purpose entities). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in joint ventures (continued)

When a group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

The Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of other joint ventures (no separate entity has been established) are included in the appropriate items of the financial statements.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal and methanol) are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i)	Coal reserves

Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Intangible assets acquired in a business combination (continued)

(ii)	Coal resources

Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above coal reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

(iii)	Rail access rights

Rail access rights are amortized on a straight line basis or on a unit of production basis under agreement over the life of the mine.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Coal resources”)

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

The Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognised in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing (continued)

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including accounts payable and bills, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

Consolidated Financial Statements Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Accounting for derivative financial instruments and hedging activities (continued)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are recognized in the consolidated income statement as the underlying hedged items are recognized.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(1)	has control or joint control over the group;

(2)	has significant influence over the group; or

(3)	is a member of the key management personnel of the group or the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(b)	An entity is related to the group if any of the following conditions applies:

(1)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(3)	Both entities are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Consolidated Financial Statements Chapter 12

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the coal mine. Proven and probable coal reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2011, the carrying amount of goodwill is RMB1,866,037,000(2010: RMB1,196,586,000).

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Chapter 12 Consolidated Financial Statements

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2011, the carrying amounts of property, plant and equipment is approximately RMB31,273,824,000 (2010: RMB19,874,615,000). During the year ended December 31, 2011, no property, plant and equipment was written off as expenses (2010: RMB1,491,000; 2009: RMB14,199,000). In addition, during the year ended December 31, 2011, impairment loss on property, plant and equipment of RMB281,994,000 was recognized (2010: RMB97,559,000; 2009: Nil) by the Group and details of this impairment are set out in note 24.

In the process of applying the Group’s accounting policies, management has made the following accounting judgements:

Acquisitions

During the year, the Group acquired several subsidiaries or businesses as set out in notes 46, 48, 49 and 50. The Group determined whether the acquisitions are to be accounted for as acquisition of businesses or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Consolidated Financial Statements Chapter 12

6.	SEGMENT INFORMATION (continued)

Gross revenue disclosed below is same as the turnover.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	45,181,229	476,852	1,407,759	—	—	47,065,840
Inter-segment	287,280	51,705	256,364	—	(595,349)	—

Total	45,468,509	528,557	1,664,123	—	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	13,476,481	479	(365,011)	—	13,111,949

Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	—	25,815	—	68,939
Interest expenses					(839,305)

Profit before income taxes					12,520,986
Income taxes					(3,545,379)

Profit for the year					8,975,607

BALANCE SHEET

	At December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	80,411,147	604,824	4,474,098	85,490,069

Interests in associates	170,226	—	1,513,671	1,683,897
Interests in jointly controlled entities	19,453	—	—	19,453
Unallocated corporate assets				9,958,172

				97,151,591

LIABILITIES
Segment liabilities	23,026,520	72,476	2,857,624	25,956,620

Unallocated corporate liabilities				27,869,921

				53,826,541

Consolidated Financial Statements Chapter 12

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	22,736,499	40,890	555,250	—	3,790	23,336,429
Investments in associates	540,000	—	—	—	—	540,000
Amortization of intangible assets	719,756	252	—	—	—	720,008
Release of prepaid lease payments	10,432	5,372	3,214	—	—	19,018
Impairment loss on property, plant and equipment	—	—	281,994	—	—	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	—	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	—	688	—	—	(101)

Note 1:	Capital additions include those arising from the acquisition of additional interests in joint venture and subsidiaries during the year.

INCOME STATEMENT

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	32,590,911	513,282	840,059	—	—	33,944,252
Inter-segment	339,355	36,051	455,259	—	(830,665)	—

Total	32,930,266	549,333	1,295,318	—	(830,665)	33,944,252

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196

Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of an associate	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

BALANCE SHEET

	At December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757

Interest in an associate	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131

Unallocated corporate liabilities				27,455,282

				35,317,413

Consolidated Financial Statements Chapter 12

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,796,579	77,399	442,427	—	3,042	2,319,447
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses (reversed) charged on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

INCOME STATEMENT

	For the year ended December 31, 2009
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

GROSS REVENUE
External	19,947,748	267,345	462,045	—	—	20,677,138
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	20,116,901	328,852	936,991	—	(705,606)	20,677,138

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

	For the year ended December 31, 2009
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of loss of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

BALANCE SHEET

	At December 31, 2009
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	46,812,323	690,172	4,105,745	51,608,240

Interest in an associate	—	—	939,981	939,981
Interests in jointly controlled entities	1,257	—	—	1,257
Unallocated corporate assets				9,883,113

				62,432,591

LIABILITIES
Segment liabilities	5,358,455	85,695	2,005,549	7,449,699

Unallocated corporate liabilities				25,728,599

				33,178,298

Consolidated Financial Statements Chapter 12

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2009
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controlled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Written off of property, plant and equipment	13,609	—	590	—	—	14,199
Impairment losses reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB766,816,000 and RMB239,879,000 in respect of mining and methanol, electricity and heat supply segments respectively.
Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and jointly controlled entities.

The geographical information of sales are as follows:

	Revenue from external customers
	For the year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

The PRC (place of domicile)	38,301,175	28,633,685	19,633,977
Australia	255,206	115,227	45,121
Others	8,509,459	5,195,340	998,040

Total	47,065,840	33,944,252	20,677,138

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION (continued)

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

The PRC (place of domicile)	31,130,104	17,412,174	17,347,369
Australia	28,986,924	25,095,982	23,334,361
Canada	1,645,227	—	—

Total non-current assets	61,762,255	42,508,156	40,681,730

For the year ended December 31, 2011, the revenue from mining segment amounted to RMB45,181,229,000 (2010: RMB32,590,911,000; 2009: RMB19,947,748,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB3,854,540,000 (2010: RMB4,443,729,000; 2009: RMB3,122,684,000). As at December 31, 2011, accounts receivable from this customer accounted for approximately 0% (2010: 0%; 2009: 0%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7.	NET SALES OF COAL

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Coal sold in the PRC, gross	36,416,565	27,280,344	18,903,375
Less: Transportation costs	311,708	316,452	305,110

Coal sold in the PRC, net	36,104,857	26,963,892	18,598,265

Coal sold outside the PRC, gross	8,764,664	5,310,567	1,044,373
Less: Transportation costs	936,560	844,018	98,201

Coal sold outside the PRC, net	7,828,104	4,466,549	946,172

Net sales of coal	43,932,961	31,430,441	19,544,437

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

Consolidated Financial Statements Chapter 12

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Materials	2,541,192	2,017,681	1,482,653
Wages and employee benefits	5,846,108	4,695,000	3,281,578
Electricity	520,890	223,639	500,518
Depreciation	1,398,711	1,462,706	1,286,265
Land subsidence, restoration, rehabilitation and environmental costs	1,720,740	1,545,302	1,738,103
Annual fee and amortization of mining rights (note 23)	848,615	481,711	181,344
Transportation costs	73,560	76,171	86,618
Cost of traded coal	9,548,869	3,955,603	1,077,538
Business tax and surcharges	579,782	505,491	419,459
Others	2,646,827	1,838,019	535,915

	25,725,294	16,801,323	10,589,991

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Wages and employee benefits	1,703,713	1,347,221	1,402,920
Additional medical insurance	78,285	67,420	20,919
Staff training costs	53,682	65,097	35,398
Depreciation	230,542	298,895	168,334
Distribution charges	1,078,107	835,900	148,580
Resource compensation fees (note)	263,238	226,578	177,842
Repairs and maintenance	609,211	614,173	474,233
Research and development	119,234	70,606	46,321
Freight charges	29,246	24,540	28,556
Property, plant and equipment written off	—	1,491	14,199
Impairment loss on property, plant and equipment	281,994	97,559	—
Loss on disposal of property, plant and equipment	108,627	16,937	11,252
Legal and professional fees	94,148	71,152	88,320
Social welfare and insurance	173,349	135,341	101,693
Utilities relating to administrative buildings	175,209	368,063	239,439
Environmental protection	83,690	110,254	82,426
Travelling, entertainment and promotion	188,087	98,709	79,734
Coal price adjustment fund	367,038	289,652	266,876
Bonus payments	6,409	—	67,842
Other sundry taxes	253,583	102,810	74,781
Others	672,811	251,506	290,576

	6,570,203	5,093,904	3,820,241

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

Chapter 12 Consolidated Financial Statements

10.	OTHER INCOME

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Dividend income	2,433	4,504	2,288
Gain on sales of auxiliary materials	20,751	22,820	25,769
Government grants	29,431	43,273	29,839
Interest income from bank deposits	357,708	187,189	187,604
Exchange gain, net	518,553	2,665,421	46,151
Gain on disposal of a joint venture and subsidiaries	—	117,928	—
Others	146,889	66,946	19,368

	1,075,765	3,108,081	311,019

The above dividend income is from listed investments.

11.	INTEREST EXPENSE

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Interest expenses on:
– bank borrowings wholly repayable within 5 years	804,700	594,679	18,838
– bank borrowings not wholly repayable within 5 years	9,675	5,369	11,396
– bills receivable discounted without recourse	24,930	2,695	13,665
Deemed interest expenses in respect of acquisition of Jining III	—	600	1,216

	839,305	603,343	45,115

12.	INCOME TAXES

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Income taxes:
Current taxes	3,176,627	2,467,741	1,771,674
Under provision in prior years	20,174	10,085	42,221

	3,196,801	2,477,826	1,813,895
Deferred tax charge (note 39)	348,578	693,217	(260,583)

	3,545,379	3,171,043	1,553,312

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2010: 25%; 2009: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Consolidated Financial Statements Chapter 12

12.	INCOME TAXES (CONTINUED)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	3,130,247	3,119,333	1,421,452

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	(18,601)	(20,436)
Deemed interest not deductible for tax purposes	—	150	304
Effect of income exempt from taxation	33,520	(242,252)	(64,170)
Deemed interest income from subsidiaries subject to tax	63,058	18,571	31,134
Tax effect of tax losses not recognized	217,791	150,590	135,268
Under provision in prior years	20,174	10,085	42,221
Utilization of unrecognized tax losses in prior years	(83,336)	—	—
Effect of tax rate differences in other taxation jurisdictions	164,297	135,942	1,504
Others	(372)	(2,775)	6,035

Income taxes	3,545,379	3,171,043	1,553,312

Effective income tax rate	28%	25%	27%

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Profit for the year has been arrived at after charging:

Amortization of intangible assets	720,008	349,655	44,278
Depreciation of property, plant and equipment	2,266,017	2,319,447	1,793,278

Total depreciation and amortization	2,986,025	2,669,102	1,837,556

Release of prepaid lease payments	19,018	17,958	17,027
Loss on disposal of property, plant and equipment	108,627	16,937	11,252
Auditors’ remuneration	18,112	16,763	12,401
Staff costs, including directors’ and supervisors’ emoluments	8,222,047	5,988,821	4,897,951
Retirement benefit scheme contributions (included in staff costs above)	1,699,443	785,051	1,092,817
Cost of inventories	12,723,350	16,167,748	9,219,686
Including: provision for inventories	—	4,411	—

and crediting:

Exchange gains, net	(518,553)	(2,665,421)	(46,151)
Reversal of impairment loss on accounts receivable and other receivables	(101)	(4,923)	(13,634)

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2011
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	49	—	—	49
Di Xigui	49	—	—	49
Li Weian	49	—	—	49
Wang Junyan	49	—	—	49
Wang Xiaojun	72	—	—	72
Wang Xianzheng	72	—	—	72
Cheng Faguang	72	—	—	72
Xue Youzhi	72	—	—	72

	484	—	—	484

Executive directors
Wang Xin	—	—	—	—
Zhang Yingmin	—	169	34	203
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	381	76	457
Wang Xinkun	—	329	66	395
Zhang Baocai	—	390	78	468
Dong Yunqing	—	396	79	475

	—	1,665	333	1,998

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	390	78	468
Xu Bentai	—	430	86	516

	—	820	164	984

Other management team
Jin Tai	—	169	34	203
Liu Chun	—	13	3	16
He Ye	—	169	34	203
Tian Fengze	—	428	86	514
Shi Chengzhong	—	462	92	554
Ni Xinghua	—	438	88	526
Lai Cunliang	—	700	—	700

	—	2,379	337	2,716

Consolidated Financial Statements Chapter 12

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2010
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	113	—	—	113
Zhai Xigui	113	—	—	113
Li Weian	113	—	—	113
Wang Junyan	113	—	—	113

	452	—	—	452

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Li Weimin	—	188	38	226
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	269	54	323
Wang Xinkun	—	343	69	412
Zhang Baocai	—	312	62	374
Dong Yunqing	—	309	62	371

	—	1,421	285	1,706

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	305	61	366
Xu Bentai	—	346	69	415

	—	651	130	781

Other management team
Jin Tai	—	189	38	227
Zhang Yingmin	—	189	38	227
He Ye	—	188	38	226
Tian Fengze	—	291	58	349
Shi Chenzhong	—	342	68	410
Qu Tianzhi	—	285	57	342
Ni Xinghua	—	328	66	394
Lai Cunliang	—	664	—	664

	—	2,476	363	2,839

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2009
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	109	—	—	109
Zhai Xigui	109	—	—	109
Li Weian	109	—	—	109
Wang Junyan	109	—	—	109

	436	—	—	436

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	148	29	177
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	220	44	264
Wang Xinkun	—	250	50	300
Zhang Baocai	—	220	44	264
Dong Yunqing	—	220	44	264

	—	1,058	211	1,269

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	220	44	264
Xu Bentai	—	259	52	311

	—	479	96	575

Other management team
Li Weimin	—	61	12	73
Jin Tai	—	61	13	74
Zhang Yingmin	—	61	12	73
He Ye	—	61	12	73
Tian Fengze	—	221	44	265
Shi Chenzhong	—	250	50	300
Qu Tianzhi	—	250	50	300
Ni Xinghua	—	250	50	300
Lai Cunliang	—	540	—	540

	—	1,755	243	1,998

No directors waived any emoluments in each of the year ended December 31, 2011, 2010 and 2009.

Consolidated Financial Statements Chapter 12

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2011 (2010: nil; 2009: nil). The emoluments of the five highest paid individuals (2010: five; 2009: five) were stated as follows:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Salaries, allowance and other benefits in kind	19,282	4,411	6,380
Retirement benefit scheme contributions	74	228	574
Discretionary bonuses	1,725	28	228

	21,081	4,667	7,182

Their emoluments were within the following bands:

	Year ended December 31,
	2011 No. of employees	2010 No. of employees	2009 No. of employees

Nil to HK$1,000,000	—	3	—
HK$1,000,001 to HK$1,500,000	—	1	3
HK$1,500,001 to HK$2,000,000	—	1	1
HK$2,000,001 to HK$2,500,000	—	—	1
HK$3,500,001 to HK$4,000,000	1	—	—
HK$4,000,001 to HK$4,500,000	2	—	—
HK$5,000,001 to HK$5,500,000	1	—	—
HK$8,000,001 to HK$8,500,000	1	—	—

Chapter 12 Consolidated Financial Statements

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000
2010 final dividend, RMB 0.590 per share (2010: 2009 final dividend RMB0.250; 2009: 2008 final dividend RMB0.400)	2,901,856	1,229,600	1,967,360

In the annual general meeting held on June 26, 2009, a final dividend in respect of the year ended December 31, 2008 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 25, 2010, a final dividend in respect of the year ended December 31, 2009 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 20, 2011, a final dividend in respect of the year ended December 31, 2010 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB2,803,488,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.570 per share, in respect of the year ended December 31, 2011. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2011, 2010 and 2009 is based on the profit attributable to the equity holders of the Company for the year of RMB8,928,102,000, RMB9,281,386,000 and RMB4,117,322,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2011, 2010 and 2009.

Consolidated Financial Statements Chapter 12

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.50% to 4.25% (2010: from 0.36% to 4.75%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.50%-3.59% per annum (2010: 0.36%-4.53%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 5.20% (2010: of 5.20%) per annum.

The term deposits carry fixed interest rate of 3.10% to 6.20% (2010: 2.25% to 4.80%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2011 RMB’000	2010 RMB’000

Accounts receivable
– From third parties	636,788	439,646
– From a jointly controlled entity	181,164	53,450

Total accounts receivable	817,952	493,096
Less: Impairment loss	(4,143)	(5,406)

	813,809	487,690
Total bills receivable	6,498,265	9,529,570

Total bills and accounts receivable, net	7,312,074	10,017,260

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2011 RMB’000	2010 RMB’000

1-90 days	4,037,903	4,738,930
91-180 days	3,274,171	5,278,330

	7,312,074	10,017,260

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

Chapter 12 Consolidated Financial Statements

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 86 days (2010: 93 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2011 RMB’000	2010 RMB’000

Balance at January 1	5,406	4,542
Provided for the year	—	895
Reversal	(1,263)	(31)

Balance at December 31	4,143	5,406

Included in the allowance for doubtful debts is an allowance of RMB4.1 million (2010: RMB5.4 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2011 RMB’000	2010 RMB’000

COST
Methanol	11,786	10,279
Auxiliary materials, spare parts and small tools	414,475	372,046
Coal products	964,986	1,263,791

	1,391,247	1,646,116

Consolidated Financial Statements Chapter 12

20.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2011 RMB’000	2010 RMB’000

Advances to suppliers	738,395	243,210
Due from a jointly controlled entity (note)	198,780	115,480
Deposit for environment protection	651,699	254,193
Prepaid relocation costs of inhabitants	1,714,506	1,709,872
Others	321,499	290,931

	3,624,879	2,613,686

Included in the above balances as of December 31, 2011 is an impairment loss of RMB17,229,000 (2010: RMB16,067,000). During the years ended December 31, 2011 and 2010, there were no impairment loss written off.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

Note:	The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

21.	PREPAID LEASE PAYMENTS

	At December 31,
	2011 RMB’000	2010 RMB’000

Current portion	18,975	18,280
Non-current portion	713,425	728,082

	732,400	746,362

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

22.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

Chapter 12 Consolidated Financial Statements

23.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Potash mineral exploration permit RMB’000	Technology RMB’000	Rail access rights RMB’000	Water Licenses RMB’000	Others RMB’000	Total RMB’000

COST
At January 1, 2010	14,942,216	3,859,559	—	153,235	41,523	7,356	4,045	19,007,934
Exchange re-alignment	1,224,643	354,020	—	14,613	2,135	699	713	1,596,823
Acquisition of Yize	—	—	—	—	—	124,565	7,420	131,985
Additions for the year	—	25,921	—	—	1,317	—	8,114	35,352
Transfer	206,922	(206,922)	—	—	—	—	—	—
Disposal of a joint venture and subsidiaries	(539,070)	(127,293)	—	—	(41,410)	—	(348)	(708,121)

At December 31, 2010 and at January 1, 2011	15,834,711	3,905,285	—	167,848	3,565	132,620	19,944	20,063,973
Exchange re-alignment	(705,304)	(189,370)	—	(7,615)	(80)	(366)	(636)	(903,371)
Acquisition of additional interests in a joint venture	887,022	97,111	—	—	—	—	77	984,210
Acquisition of Syntech	228,334	164,040	—	—	—	—	—	392,374
Acquisition of Premier Coal and Wesfarmers Char	276,890	234,296	—	—	—	—	—	511,186
Acquisition of An Yuan Coal Mine	1,258,433	—	—	—	—	—	—	1,258,433
Acquisition of Xintai	3,333,970	—	—	—	—	—	—	3,333,970
Acquisition of potash mineral exploration permits	—	—	1,645,227	—	—	—	—	1,645,227
Additions for the year	1,825	47,201	—	—	—	—	3,622	52,648
Disposals for the year	—	—	—	—	(3,485)	—	(177)	(3,662)
Transfer	17,335	(17,335)	—	—	—	—	—	—

At December 31, 2011	21,133,216	4,241,228	1,645,227	160,233	—	132,254	22,830	27,334,988

AMORTIZATION
At January 1, 2010	141,256	—	—	—	—	—	4	141,260
Exchange re-alignment	8,601	—	—	—	11	—	100	8,712
Provided for the year	341,003	—	—	—	5,014	—	3,638	349,655
Disposal of a joint venture and subsidiaries	(63,976)	—	—	—	(4,773)	—	(69)	(68,818)

At December 31, 2010 and at January 1, 2011	426,884	—	—	—	252	—	3,673	430,809
Exchange re-alignment	(20,393)	—	—	—	(6)	—	(304)	(20,703)
Provided for the year	708,848	—	—	—	324	—	10,836	720,008
Eliminated on disposals	—	—	—	—	(570)	—	(175)	(745)

At December 31, 2011	1,115,339	—	—	—	—	—	14,030	1,129,369

CARRYING VALUES
At December 31, 2011	20,017,877	4,241,228	1,645,227	160,233	—	132,254	8,800	26,205,619

At December 31, 2010	15,407,827	3,905,285	—	167,848	3,313	132,620	16,271	19,633,164

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB139,767,000 (2010: RMB140,708,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

Consolidated Financial Statements Chapter 12

23.	INTANGIBLE ASSETS (continued)

The other mining rights (coal reserves) are amortized on the following basis:

Amortization method

Jining III	Unit of production method
Zhaolou	Unit of production method
Tianchi	Unit of production method
An Yuan	Unit of production method
Wenyu	Unit of production method
Austar	Unit of production method
Ashton	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method
Cameby Downs	Unit of production method
Premier	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

The exploration activities of the relevant locations have not yet been started and the permits were acquired in the second half of the year which the amortization charge is immaterial. Therefore, no amortization was provided for the potash mineral exploration permit.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of coal mine. The mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed. Therefore, no amortization was provided.

Other intangible assets namely represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB708,848,000 (2010: RMB341,003,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB11,160,000 (2010: RMB8,652,000) has been included in selling, general and administrative expenses.

At December 31, 2011, intangible assets with a carrying amount of approximately RMB2,095,988,000 (2010: RMB18,297,975,000) have been pledged to secure the borrowings of the Company’s subsidiaries (note 36).

Chapter 12 Consolidated Financial Statements

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

COST
At January 1, 2010	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271
Exchange re-alignment	26,598	10,471	—	—	67,144	357,436	25	77,736	539,410
Acquisition of Yize	—	4,670	—	—	—	8	73	—	4,751
Additions	41,764	77,300	—	—	281,451	94,707	2,337	3,059,827	3,557,386
Transfers	10	89,868	—	95,596	271,913	2,897,788	23,330	(3,378,505)	—
Written off	—	—	—	—	—	—	—	(1,491)	(1,491)
Disposals	—	(18,055)	—	(27,588)	—	(514,073)	(10,279)	—	(569,995)
Disposal of a joint venture and subsidiaries	(66,076)	—	—	—	(87,366)	(173,670)	—	—	(327,112)

At December 31, 2010 and January 1, 2011	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220
Exchange re-alignment	(15,704)	(13,900)	—	—	(63,626)	(273,697)	—	(34,671)	(401,598)
Acquisition of additional interests in joint venture	—	6,188	—	—	86,838	262,050	—	57,044	412,120
Acquisition of Syntech	27,723	—	—	—	189,139	638,413	—	70,256	925,531
Acquisition of Premier Coal and Wesfarmers Char	51,459	211,047	—	—	260,069	1,121,542	—	104,497	1,748,614
Acquisition of An Yuan Coal Mine	—	47,524	—	—	112,016	16,429	98	—	176,067
Acquisition of Xintai	—	—	—	—	—	167,976	—	—	167,976
Additions	23,155	9,884	—	—	23,389	94,501	4,842	10,873,321	11,029,092
Transfers	3,330	94,505	—	158,156	263,351	1,595,832	58,712	(2,173,886)	—
Disposals	(1,413)	(7,983)	—	(23,789)	(204,616)	(1,283,471)	(26,522)	—	(1,547,794)

At December 31, 2011	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2010	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137
Exchange re-alignment	—	890	—	—	7,470	56,790	20	—	65,170
Provided for the year	—	109,779	5,819	165,254	271,295	1,836,394	38,085	—	2,426,626
Impairment loss	—	15,356	—	4,127	—	78,076	—	—	97,559
Eliminated on disposals	—	(4,761)	—	(4,858)	—	(328,379)	(9,614)	—	(347,612)
Disposal of a joint venture and subsidiaries	—	—	—	—	(9,799)	(26,476)	—	—	(36,275)

At December 31, 2010 and January 1, 2011	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605
Exchange re-alignment	—	(925)	—	—	(8,856)	(46,220)	—	—	(56,001)
Provided for the year	—	109,558	5,702	300,136	179,661	1,634,746	36,214	—	2,266,017
Impairment loss	—	49,826	—	20,271	—	211,682	215	—	281,994
Eliminated on disposals	—	(5,140)	—	(23,199)	(54,358)	(1,273,354)	(25,160)	—	(1,381,211)

At December 31, 2011	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404

CARRYING VALUES
At December 31, 2011	381,358	2,483,467	164,690	668,401	4,107,910	13,500,407	140,430	9,827,161	31,273,824

At December 31, 2010	292,808	2,289,521	170,392	831,242	3,557,797	11,687,686	114,569	930,600	19,874,615

Consolidated Financial Statements Chapter 12

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2011, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2010: RMB1,491,000).

At December 31, 2011, property, plant and equipment with a carrying amount of approximately RMB3,325,937,000 (2010: RMB4,361,373,000) have been pledged to secure bank borrowings of the Group (note 36).

In addition, at December 31, 2011, no property, plant and equipment had been pledged to secure the finance leases of the Group (2010: RMB856,876,000).

As a result of shortage in raw materials supply of methanol operations, the raw material prices continue to rise. Therefore the Group assessed the recoverable amount of property, plant and equipment and the Group recognized impairment loss of RMB281,994,000 (2010: RMB97,559,000) (included in selling, general and administrative expenses) for the year ended December 31, 2011.

25.	OVERBURDEN IN ADVANCE

	At December 31,
	2011 RMB’000	2010 RMB’000

Overburden in advance-cost	261,441	149,351

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

Chapter 12 Consolidated Financial Statements

26.	GOODWILL

	2011 RMB’000	2010 RMB’000

COST
At January 1	1,196,586	1,305,345
Acquisition of Syntech	25,642	—
Acquisition of Premier Coal and Wesfarmers Char	17,849	—
Acquisition of Xintai	653,837	—
Disposal of a joint venture and subsidiaries	—	(181,883)
Exchange re-alignment	(27,877)	73,124

At December 31	1,866,037	1,196,586

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

Mining
–Jining II	10,106	10,106
–Shandong Yanmei Shipping Co., Ltd	10,046	10,046
–Heze	35,645	35,645
–Shanxi Group	145,613	145,613
–Yancoal Resources	628,202	658,057
–Syntech	28,035	—
–Premier Coal and Wesfarmers Char	17,434	—
–Xintai	653,837	—
Coal Railway Transportation
–Railway Assets	97,240	97,240
Electricity and heat supply
–Hua Ju Energy	239,879	239,879

	1,866,037	1,196,586

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8-10% (2010: 8-10%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2011 and 2010, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

Consolidated Financial Statements Chapter 12

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2011 RMB’000	2010 RMB’000

Equity securities listed on the SSE
– Stated at fair value	173,495	194,258
Unlisted equity securities	199,305	30,184

	372,800	224,442

The investments in equity securities listed on the SSE of the Company included Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited, stated at the fair value as at December 31, 2011 of RMB167,533,000 (2010: RMB185,661,000) and RMB5,962,000 (2010: RMB8,597,000) respectively.

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	INTERESTS IN ASSOCIATES

	At December 31,
	2011 RMB’000	2010 RMB’000

Cost of investments in associates	1,565,000	1,025,000
Share of post-acquisition profit and other comprehensive income	118,897	49,958

	1,683,897	1,074,958

Information on major associates is as follows:

				At December 31,
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	2011 Interest held	2010 Interest held

Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%

Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%

Shaanxi Future Energy Chemical Corp. Ltd	PRC	Registered Capital	Coal mining and liquefaction of coal	25%	—

Chapter 12 Consolidated Financial Statements

28.	INTERESTS IN ASSOCIATES (continued)

Huadian Zouxian Power Generation Company Limited, Yankuang Group Finance Company Limited and Shaanxi Future Energy Chemical Corp. Ltd are held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2011 RMB’000	2010 RMB’000

Total assets	15,707,916	12,631,030
Total liabilities	(9,621,441)	(8,963,100)

Net assets	6,086,475	3,667,930

Group’s share of net assets of associates	1,683,897	1,074,958

	Year ended December 31,
	2011 RMB’000	2010 RMB’000

Revenue	4,343,215	4,239,375

Profit for the year	258,546	30,968

Group’s share of profit of associates	68,939	8,870

Group’s share of other comprehensive income of associates	—	1,107

29.	LONG TERM RECEIVABLES

	At December 31,
	2011 RMB’000	2010 RMB’000

Receivables	300,383	—

The long term receivables represented (i) investment in preference shares of a company (AUD15,300,000) with cumulative dividends; (ii) investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

Consolidated Financial Statements Chapter 12

30.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2011 RMB’000	2010 RMB’000

Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Haosheng Coal Mining Limited	2,439,881	2,045,753
Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine	—	1,080,000

	2,557,807	3,243,679

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2011, the Company made a deposit of RMB118 million (2010: RMB118 million) in relation to this acquisition. As at December 31, 2011, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (‘Hao Sheng’) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (‘the mining right’) in name of Hao Sheng. During the year, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,313,760,000. As at December 31, 2011, the Company made a deposit of RMB2,440 million (2010: RMB 2,046 million) in relation to this acquisition. According to the agreement, if the mining right is not obtained within two years, the acquisition would be cancelled and any consideration paid would be refunded to the Group. As at December 31, 2011, the relevant procedures are still in progress and the mining right has not yet been obtained. As the conditions of the acquisition is to obtain the mining right in name of Hao Sheng, hence the acquisition has not been completed.

31.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2011 RMB’000	2010 RMB’000

Share of net assets	19,453	751

Information on major jointly controlled entities is as follows:

				At December 31,
				2011		2010
Name of jointly controlled entity	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held

Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Holding company	50%	90%	33.33%	60%

Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	50%	90%	33.33%	60%

Chapter 12 Consolidated Financial Statements

31.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(i)	During 2011, the Company, through a subsidiary company, acquired 30% equity interest held indirectly by a shareholder of Australian Coal Processing Holding Pty Ltd. The Company’s control in the Australian Coal Processing Holding Pty Ltd increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(ii)	During 2011, the Company, through a subsidiary company, acquired 30% equity interest held indirectly by a shareholder of Ashton Coal Mines Limited. The Company’s control in the Ashton Coal Mines Limited increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(iii)	The above jointly controlled entities are indirectly held by the Company.

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2011 RMB’000	2010 RMB’000

Total assets	230,367	82,698
Total liabilities	(208,753)	(81,447)

Net assets	21,614	1,251

Group’s share of net assets of jointly controlled entities	19,453	751

	Year ended December 31,
	2011 RMB’000	2010 RMB’000

Revenue	1,795,960	2,029,948

Loss for the year	—	(770)

Group’s share of net loss of jointly controlled entities	—	(462)

Consolidated Financial Statements Chapter 12

32.	INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

			At December 31,
Name of joint venture	Place of establishment and operation	Principal activity	2011 Interest held	2010 Interest held

Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%

Athena joint venture	Australia	Coal exploration	51%	51%

Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	90%	60%

Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company.

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2011 RMB’000	2010 RMB’000

Current assets	859,702	588,626
Non-current assets	20,243,996	19,264,652
Current liabilities	(284,493)	(218,206)
Non-current liabilities	(79,765)	(57,218)

	20,739,440	19,577,854

The Group’s share of revenue, expenses and profit before income tax of the joint ventures are set out below:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000

Revenue	1,007,606	28,834
Expenses	(4,246,184)	(2,138,986)

Loss before income tax	(3,238,578)	(2,110,152)

Chapter 12 Consolidated Financial Statements

33.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2011 RMB’000	2010 RMB’000

Accounts payable
– To third parties	2,003,462	1,420,042
– To a jointly controlled entity	181	7,943

	2,003,643	1,427,985
Bills payable	237,201	126,459

	2,240,844	1,554,444

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2011 RMB’000	2010 RMB’000

1-90 days	1,790,743	1,321,149
91-180 days	257,392	78,647
181-365 days	60,865	23,607
Over 1 year	131,844	131,041

	2,240,844	1,554,444

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

34.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2011 RMB’000	2010 RMB’000

Customers’ deposits	1,523,567	1,378,811
Accrued wages	1,047,144	823,655
Other taxes payable	431,728	280,028
Payables in respect of purchases of property, plant and equipment and construction materials	2,733,713	324,136
Accrued freight charges	3,871	5,466
Accrued repairs and maintenance	34,957	24,177
Accrued utility expenses	—	8,516
Staff welfare payable	94,121	96,501
Withholding tax payable	641	258
Deposits received from employees	12,847	9,946
Coal Price adjustment fund	47,072	36,031
Accrued land subsidence, restoration, rehabilitation and environmental costs	533	691
Payable on compensation fee of mining rights	552,686	412,919
Others	861,935	419,836

	7,344,815	3,820,971

Consolidated Financial Statements Chapter 12

35.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2011 RMB’000	2010 RMB’000

Balance at January 1	2,453,231	1,608,808
Disposal of a joint venture and subsidiaries	—	(6,878)
Exchange re-alignment	(11,267)	12,791
Acquisition of Syntech	14,259	—
Acquisition of Premier Coal and Wesfarmes Char	168,847	—
Additional provision in the year	1,513,084	1,532,200
Utilization of provision	(956,511)	(693,690)

Balance at December 31	3,181,643	2,453,231

Presented as:

Current portion	2,856,229	2,300,637
Non-current portion	325,414	152,594

	3,181,643	2,453,231

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

36.	BORROWINGS

	At December 31,
	2011 RMB’000	2010 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	13,193,083	156,278
– Secured borrowings (ii)	6,395,413	375,978
Finance leases (iii)	—	82,669

	19,588,496	614,925

Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	2,110,000	789,962
– Secured borrowings (ii)	12,759,324	20,871,536
Finance leases (iii)	—	739,335

	14,869,324	22,400,833

Total borrowings	34,457,820	23,015,758

Chapter 12 Consolidated Financial Statements

36.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

Within one year	13,193,083	156,278
More than one year, but not exceeding two years	22,000	679,962
More than two years, but not more than five years	2,066,000	66,000
More than five years	22,000	44,000

Total	15,303,083	946,240

The balance as of December 31, 2011 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it, short term and long term borrowings obtained by the Company, and a short term borrowing obtained by Yancoal International during the year. The loan of Shanxi Tianchi amounting to RMB132,000,000 (2010: RMB154,000,000) carried interest at 5.94% (2010: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is guaranteed by the Parent Company.

The total unsecured short term borrowings of the Company amounting to RMB11,892,000,000 carried interest at 6.06%-6.56% per annum. The unsecured long term borrowing amounting to RMB2,000,000,000 carried interest at 6.90% per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The long term loan is guaranteed by the Parent Company.

The total unsecured short term borrowing of Yancoal International amounting to RMB 1,279,083,000 (USD 203,000,000) carried interest at LIBOR plus a margin of 2.6% per annum. The loan is repayable on the due day in full.

The total unsecured borrowings of Australian subsidiaries amounting to RMB792,240,000 (AUD 118,000,000) as at December 31, 2010 have been repaid during the year.

Consolidated Financial Statements Chapter 12

36.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

Within one year	6,395,413	375,978
More than one year, but not exceeding two years	6,395,413	6,925,847
More than two years, but not more than five years	6,363,911	13,945,689

Total	19,154,737	21,247,514

Included in the balance as of December 31, 2011 are loans amounting to RMB19,154,737,000 (USD3,040,000,000) (2010: RMB20,133,007,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources. The borrowings of RMB17,894,557,000 (USD2,840,000,000) (2010: RMB19,205,829,000) and of RMB1,260,180,000 (USD200,000,000) (2010: RMB927,178,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.31%) and at three-month LIBOR plus a margin of 0.8% (approximately 1.36%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit (note 17).

(iii)	Finance leases are repayable as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

Minimum lease payments
Within one year	—	152,740
More than one year, but not exceeding two years	—	150,125
More than two years, but not more than five years	—	747,900

	—	1,050,765
Less: Future finance charges	—	(228,761)

Present value of lease payments	—	822,004

	At December 31,
	2011 RMB’000	2010 RMB’000

Present value of minimum finance lease payments
Within one year	—	82,669
More than one year, but not exceeding two years	—	88,144
More than two years, but not more than five years	—	651,191

	—	822,004
Less: Amounts due within one year and included in current liabilities	—	(82,669)

Amounts due after one year and included in non-current liabilities	—	739,335

During the year, all the finance lease liabilities have been repaid.

Chapter 12 Consolidated Financial Statements

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2011 RMB’000	2010 RMB’000

Derivatives used for cash flow hedging:

Current assets
– Forward foreign exchange contracts	104,910	239,476

Current liabilities
– Forward foreign exchange contracts	42,471	12,269
– Interest rate swap contracts	179,618	153,909

	222,089	166,178

During the year ended December 31, 2011, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2011, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB3,279 million (2010: RMB4,169 million) and RMB1,553 million, all maturing within one year (2010: within one year) with forward rates ranging from 0.9182 to 1.0642 (2010: ranging from 0.8369 and 0.9887 respectively) and floor price and ceiling price of 0.9230 and 1.080 (2010: nil).

As at 31 December 2011, the Company has not entered into any contracts to buy United States dollars (buy United States dollars and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) (2010: the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) were RMB79 million and RMB9 million respectively; all maturing within one year with forward rate of approximately 0.8811 and floor price and ceiling price of 63.5 and 65 respectively).

As at 31 December 2011, the Group’s Australian subsidiaries has not entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. (2010: outstanding notional amount RMB1,503 million; contract period of three years at a hedge period of 3 months with floating rate and fixed rate of approximately 5.09 % and 5.8312% respectively).

Consolidated Financial Statements Chapter 12

37.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2011, the outstanding notional amount was approximately RMB9,451 million (USD 1,500 million) (2010: RMB9,934 million), contract period of four years (2010: four years) at a hedge period of 3 months with floating rate as LIBOR + 0.75% (2010: LIBOR + 0.75%) and fixed rate of approximately 2.75%, 2.42% and 2.41% for the three contracts respectively (2010: approximately 2.75%, 2.42% and 2.41% respectively). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2011, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1.9 million was recognized as selling, general and administrative expenses in the consolidated income statement (2010: RMB10 million). The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

38.	LONG-TERM PAYABLE

	At December 31,
	2011 RMB’000	2010 RMB’000

Current liabilities
– Deferred income of sale and leaseback	—	3,179
– Deferred payment for acquisition of interests in Minerva (i)	3,205	3,357

	3,205	6,536

Non-current liabilities
– Deferred income of sale and leaseback	—	7,946
– Deferred payment for acquisition of interests in Minerva (i)	8,159	12,991
– Others	6,869	7,980

	15,028	28,917

Total	18,233	35,453

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Yancoal Resources incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

Chapter 12 Consolidated Financial Statements

39.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on income and expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

Balance at January 1, 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	(3,897)	(40,040)	(30,255)	53,752	—	(20,440)
Disposal of a joint venture and subsidiaries	—	—	2,229	(5,653)	—	—	(3,424)
Credit (charge) to other comprehensive income	21,818	—	—	—	—	(24,350)	(2,532)
Credit (charge) to the consolidated income statement (note 12)	—	(230)	(32,738)	(406,304)	(253,945)	—	(693,217)

Balance at January 1, 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	3,846	87,322	25,090	(8,008)	—	108,250
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Acquisition of Syntech	—	—	(81,370)	55,728	—	—	(25,642)
Acquisition of Premier Coal and Wesfarmers Char	—	—	(69,154)	51,305	—	—	(17,849)
Acquisition of Xintai	—	—	(817,296)	—	—	—	(817,296)
Credit to other comprehensive income	5,190	—	—	—	—	62,073	67,263
Credit (charge) to the consolidated income statement (note 12)	—	70,100	(550,430)	487,222	(355,470)	—	(348,578)

Balance at December 31, 2011	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)

The temporary differences on income and expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2011 RMB’000	2010 RMB’000

Deferred tax assets	1,335,165	1,124,166
Deferred tax liabilities	(3,895,304)	(2,601,207)

	(2,560,139)	(1,477,041)

At the balance sheet date, the Group has unused tax losses of RMB1,560 million (2010: RMB2,778 million) contributed by the subsidiaries available for offset against future profits. No deferred tax asset has been recognized (2010: RMB1,212 million) of such losses. No deferred tax asset has been recognized in respect of the RMB1,560 million (2010: RMB1,566 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2010: losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

Consolidated Financial Statements Chapter 12

40.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares
	State legal person shares (held by the Parent Company)	A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At January 1, 2010, January 1, 2011 and December 31, 2011	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares
	State legal person shares (held by the Parent Company) RMB’000	A shares RMB’000	Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000

Registered, issued and fully paid
At January 1, 2010, January 1, 2011 and December 31, 2011	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent Company agreed that the Group can participate in the investment and joint development in the oil production project of the Parent Company. During the year, the Parent Company has fulfilled all the requirements. Up to the issue of these financial statements, there is no application for the right of shares trading in the market by the Parent Company and hence the shares held by the Parent Company are still not yet tradable.

Chapter 12 Consolidated Financial Statements

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tone of raw coal mined (Xintai and Ordos: RMB6.5 per tone of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: increased from RMB15 to RMB50 from September 2011 onwards, Xintai and Ordos: RMB7) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2011 was RMB665,102,000.

Consolidated Financial Statements Chapter 12

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2011 is the retained earnings computed under PRC GAAP which amounted to approximately RMB22,913,403,000 (At December 31, 2010: RMB19,727,074,000).

41.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB77,092,310,000 (2010: RMB60,347,644,000) as at December 31, 2011.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT

42a.	Categories of financial instruments

	At December 31,
	2011 RMB’000	2010 RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	26,863,250	21,468,083
Available-for-sale financial assets	372,800	224,442
Derivative financial instruments (financial instruments at fair value)	104,910	239,476

Financial liabilities
Amortized cost	41,606,999	26,757,425
Derivative financial instruments (financial instruments at fair value)	222,089	166,178

42b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2011 and 2010, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 28). Therefore, the directors consider that the credit risk for such is minimal.

Consolidated Financial Statements Chapter 12

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2011, 2010 and 2009, net sales to the Group’s five largest customers accounted for approximately 19.4%, 24.7% and 28.7%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 8.5%, 13.0% and 15.4% of the Group’s net sales for the years ended December 31, 2011, 2010 and 2009, respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2011, 2010 and 2009.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2011 and 2010 are as follows:

	Percentage of accounts receivable At December 31,
	2011	2010

Five largest receivable balances	60.47%	58.43%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2011		31.12.2010
Counterparty	Location	Credit limit RMB’000 (note)	Carrying amount RMB’000	Credit limit RMB’000 (note)	Carrying amount RMB’000

Company A	Australia	Not applicable	181,164	Not applicable	53,450
Company B	Australia	Not applicable	94,248	Not applicable	—
Company C	Hong Kong	Not applicable	80,156	Not applicable	—
Company D	Korea	Not applicable	69,566	Not applicable	58,773
Company E	Hong Kong	Not applicable	69,482	Not applicable	—
Company F	Australia	Not applicable	—	Not applicable	64,170
Company G	Korea	Not applicable	—	Not applicable	59,133
Company H	Japan	Not applicable	—	Not applicable	52,600

			494,616		288,126

Note:	Customers of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2011 and 2010, over 86% and 85% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

Consolidated Financial Statements Chapter 12

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2011 RMB’000	2010 RMB’000	2011 RMB’000	2010 RMB’000

United States Dollar (“USD”)	19,309,802	20,516,314	1,025,746	902,402
Euro (“EUR”)	—	—	205	222
Hong Kong Dollar (“HKD”)	—	—	452	6,062
Notional amounts of sell USD foreign exchange contracts used for hedging	1,996,267	—	2,836,035	4,169,000
Notional amounts of buy USD foreign exchange contracts used for hedging	—	79,000	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	—	9,000	—	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 37. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i)
	2011 RMB’000	2010 RMB’000	2011 RMB’000	2010 RMB’000

Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	14,311	35,312	17	227
– if RMB strengthens against respective foreign currency	(14,311)	(35,312)	(17)	(227)

	USD Impact (note ii)
	2011 RMB’000	2010 RMB’000

Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(873,588)	(718,045)
– if AUD strengthens against respective foreign currency	873,588	718,045

Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(680,643)	(725,998)
– if AUD strengthens against respective foreign currency	680,643	725,998

Consolidated Financial Statements Chapter 12

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 36 for details of these borrowings).

The interest rate hedging policy of the Group is disclosed in note 37.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s USD borrowings.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2011 RMB’000	2010 RMB’000

Increase (Decrease) to profit and loss
– If increases by 100 basis points	(114,257)	(71,946)
– If decreases by 100 basis points	114,257	71,946

Increase (Decrease) to shareholders’ equity
– If increases by 100 basis points	(78,815)	(34,692)
– If decreases by 100 basis points	78,815	34,692

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Consolidated Financial Statements Chapter 12

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2011
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,205,968	34,876	—	—	—	2,240,844	2,240,844
Other payables	N/A	4,514,097	—	—	—	—	4,514,097	4,514,097
Amount due to Parent Company and its subsidiary companies	N/A	352,625	—	—	—	—	352,625	352,625
Bank borrowings – variable rate	2.76%- 6.90%	7,845,689	2,344,366	10,279,014	15,970,348	34,020	36,473,437	34,488,069
Long-term payable	N/A	1,535	—	1,474	9,807	—	12,816	11,364

		14,919,914	2,379,242	10,280,488	15,980,155	34,020	43,593,819	41,606,999

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,392,566	1,392,566	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	180,014	695,818	1,118,038	—	—	1,993,870	1,996,267

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	30,552	30,552	62,802	55,712	—	179,618	179,618

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2010
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,539,098	15,346	—	—	—	1,554,444	1,554,444
Other payables	N/A	1,732,092	—	—	—	—	1,732,092	1,732,092
Amount due to Parent Company and its subsidiary companies	N/A	438,783	—	—	—	—	438,783	438,783
Finance leases	6.9%-12.47%	38,185	38,185	76,370	898,025	—	1,050,765	822,004
Bank borrowings – variable rate	1.05%-7.6%	144,597	449,854	284,383	22,674,270	50,722	23,603,826	22,193,754
Long-term payable	N/A	1,626	—	1,576	10,968	2,337	16,507	16,348

		3,894,381	503,385	362,329	23,583,263	53,059	28,396,417	26,757,425

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	532,607	532,607	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	14,747	41,098	32,155	—	—	88,000	88,000

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	38,297	37,103	67,529	10,980	—	153,909	153,909

Note:	The amount presented is the maximum contractual presented under guarantees issued.

42c.	Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Consolidated Financial Statements Chapter 12

42.	FINANCIAL INSTRUMENT (continued)

42c.	Fair values (continued)

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At December 31 Total RMB’000

2011
Assets
Available-for-sale investments
– Investments in securities listed on the SSE
Derivative financial instruments	173,495	—	—	173,495
– Forward foreign exchange contracts	—	104,910	—	104,910

	173,495	104,910	—	278,405

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	42,471	—	42,471
– Interest rate swap contracts	—	179,618	—	179,618

	—	222,089	—	222,089

2010
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	194,258	—	—	194,258
Derivative financial instruments
– Forward foreign exchange contracts	—	239,476	—	239,476

	194,258	239,476	—	433,734

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	12,269	—	12,269
– Interest rate swap contracts	—	153,909	—	153,909

	—	166,178	—	166,178

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

Chapter 12 Consolidated Financial Statements

43.	ACQUISITION OF HUA JU ENERGY

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company to acquire 74% equity interest in Hua Ju Energy. On February 18, 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

In July 2009, the Company paid RMB173,007,000 to three former shareholders of Hua Ju Energy to acquire additional 21.14% equity interest in Hua Ju Energy which gives rise to goodwill of RMB38,187,000.

This acquisition has been accounted for using the purchase method.

The net assets of Hua Ju Energy acquired, and the goodwill arising, are as follows:

Fair value RMB’000

Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayments and other receivables	79,563
Other currents assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax assets	2,017
Accounts payable	(64,760)
Customers’ deposits and other payables	(263,297)
Other current liabilities	(120,000)

Net assets acquired	529,123
Non-controlling interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

Consolidated Financial Statements Chapter 12

43.	ACQUISITION OF HUA JU ENERGY (continued)

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to December 31, 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

44.	ACQUISITION OF YANCOAL RESOURCES

On August 13, 2009, the Company entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Company paid the consideration of AUD3,333 million to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the purchase method.

Chapter 12 Consolidated Financial Statements

44.	ACQUISITION OF YANCOAL RESOURCES (continued)

The net assets of Felix acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000

Bank balances and cash	872,435	—	872,435
Term deposits	91,941	—	91,941
Bills and accounts receivable	292,008	—	292,008
Inventories	306,444	(39,349)	267,095
Prepayments and other receivables	214,501	—	214,501
Derivative financial instrument assets	27,928	—	27,928
Tax recoverable	46,777	—	46,777
Other currents assets	350,676	—	350,676
Property, plant and equipment, net	2,842,046	704,861	3,546,907
Available-for-sale financial assets	1	—	1
Interests in jointly controlled entities	1,257	—	1,257
Intangible assets	1,312,393	16,535,630	17,848,023
Accounts payable	(390,927)	—	(390,927)
Receipts in advance and other payables	(700,833)	—	(700,833)
Borrowings	(1,573,956)	—	(1,573,956)
Derivative financial instrument liabilities	(28,333)	—	(28,333)
Deferred taxation	(376,526)	(596,585)	(973,111)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(48,170)	—	(48,170)
Other long-term payables	(28,367)	—	(28,367)

Net assets acquired			19,815,852
Non-controlling interests			(23,542)
Goodwill arising on acquisition			766,816

			20,559,126

Total consideration satisfied by:
Cash consideration paid on acquisition			20,428,030
Direct acquisition costs paid			2,949
Direct acquisition costs not yet settled			128,147

			20,559,126

Net cash outflow arising on acquisition:
Cash paid on acquisition			(20,430,979)
Bank balances and cash acquired			872,435

			(19,558,544)

During the period from the acquisition date to December 31, 2009, Felix did not have any material impact on the revenue and operating results the Group.

Consolidated Financial Statements Chapter 12

44.	ACQUISITION OF YANCOAL RESOURCES (continued)

If the acquisition had been completed on January 1, 2009, the Group’s revenue for the year would have been RMB23,894 million, and the Group’s profit for the year would have been RMB4,914 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2009, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operations by the Group, and operational synergies and strategic benefits.

45.	ACQUISITION OF THREE SUBSIDIARIES

In 2009, the Group signed a co-operation agreement with an independent third party for the acquisition of 100% equity of Yize. The acquisition was completed on April 30, 2010 with a consideration of RMB179.7 million being paid to the shareholders of Yize.

In 2010, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) with cash consideration of RMB4.4 million and RMB6 million respectively.

Yize, Rongxin Chemicals and Daxin Industrial have not engaged in any operating activities at the acquisition date and the acquisitions were reflected as purchases of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition dates are as follow:

Carrying amounts RMB’000

Inventories	7
Prepayments and other receivables	15,600
Property, plant and equipment, net	4,751
Prepaid lease payments	55,418
Intangible assets	131,985
Other payables	(17,666)

Net assets acquired	190,095

Considerations:
Cash paid on acquisition	133,000
Deposit paid for acquisition of investment in prior year	57,095

190,095

Net cash outflow arising on acquisition	(133,000)

Chapter 12 Consolidated Financial Statements

46.	ACQUISITION OF AN YUAN COAL MINE

In 2010, Ordos signed a co-operation agreement with an independent third party for the acquisition of An Yuan Coal Mine at a consideration of RMB1,435 million. The acquisition was completed during the year.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date are as follow:

Carrying amounts RMB’000

Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500

Net assets acquired	1,435,000

Considerations:
Cash paid on acquisition	355,000
Deposit paid for acquisition of investment in prior year	1,080,000

1,435,000

Net cash outflow arising on acquisition	(355,000)

47.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. During the year, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

Consolidated Financial Statements Chapter 12

48.	ACQUISITION OF SYNTECH

On May 13, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests in Syntech and its subsidiaries for a cash consideration of AUD208,480,000. The equity transfer was completed on August 1, 2011. The principal business of Syntech and its subsidiaries include exploration, production, sorting and processing of coal, the major product of which is thermal coal. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Syntech acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000

Bank balances and cash	51,828	—	51,828
Account receivables and other receivables	118,042	—	118,042
Inventories	85,190	28,539	113,729
Property, plant and equipment, net	1,227,053	(301,522)	925,531
Intangible assets	121,140	271,234	392,374
Accounts and other payables	(219,243)	—	(219,243)
Deferred tax	—	(25,642)	(25,642)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(14,259)	—	(14,259)

Net assets acquired			1,342,360
Goodwill arising on acquisition			25,642

			1,368,002

Total consideration satisfied by:
Cash consideration paid on acquisition			1,368,002

Net cash outflow arising on acquisition:
Cash paid on acquisition			(1,368,002)
Bank balances and cash acquired			51,828

			(1,316,174)

The goodwill arising from the acquisition is attributable to the extension of coal reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date/the beginning period date to December 31, 2011, Syntech and its subsidiaries did not have any material impact on the revenue and operating results of the Group.

Chapter 12 Consolidated Financial Statements

49.	ACQUISITION OF PREMIER COAL AND WESFARMER CHAR

On September 27, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests of both Premier Coal and Wesfarmers Char as a package for a cash consideration of AUD313,533,000. The equity transfer was completed on December 30, 2011. For Premier Coal, the principal businesses are exploration, production and processing of coal; for Wesfarmers Char, the principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Premier Coal and Wesfarmers Char acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000

Accounts and other receivable	91,416	—	91,416
Inventories	68,956	4,666	73,622
Property, plant and equipment, net	1,484,398	264,216	1,748,614
Intangible assets	—	511,186	511,186
Accounts and other payables	(198,715)	—	(198,715)
Deferred tax	(123,377)	105,528	(17,849)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(168,847)	—	(168,847)

Net assets acquired			2,039,427
Goodwill arising on acquisition			17,849

			2,057,276

Total consideration satisfied by:
Cash consideration paid on acquisition			2,057,276

Net cash outflow arising on acquisition:
Cash paid on acquisition			(2,057,276)

The goodwill arising from the acquisition is attributable to the extension of coal reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date/the beginning period date to December 31, 2011, Premier Coal and Wesfarmers Char did not have any material impact on the revenue and operating results of the Group.

Consolidated Financial Statements Chapter 12

50.	ACQUISITION OF XINTAI

During the year, the Company entered into an agreement with independent third party to acquire 80% equity interests in Xintai at a cash consideration of RMB2,801,557,000. The acquisition was completed during the year. Xintai owns and operates Wenyu Coal Mine located in Inner Mongolia. The principle businesses are coal mining and sales. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Xintai acquired and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000

Property, plant and equipment, net	182,403	(14,427)	167,976
Intangible assets	50,362	3,283,608	3,333,970
Deferred tax	—	(817,296)	(817,296)

Net assets acquired			2,684,650
Non-controlling interests			(536,930)
Goodwill arising on acquisition			653,837

			2,801,557

Considerations:
Cash paid on acquisition			2,751,557
Outstanding consideration payable			50,000

			2,801,557

Net cash outflow arising on acquisition
Cash paid on acquisition			(2,751,557)

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date/the beginning period date to December 31, 2011, Xintai did not have any material impact on the revenue and operating results of the Group.

Chapter 12 Consolidated Financial Statements

51.	DISPOSAL OF A JOINT VENTURE

During the year ended December 31, 2010, the Group disposed of its 51% interest in Minerva joint venture to an independent third party at a consideration of AUD191,860,000 (RMB1,235,840,000).

Net assets of joint venture dispose of are as follows:

Carrying amounts RMB’000

Total assets	1,401,548
Total liabilities	(283,636)

1,117,912
Gain on disposal of a joint venture	117,928

Total consideration	1,235,840

Cash inflow (outflow) of the disposal
Cash consideration	1,235,840
Disposal of cash and bank balance	(88,019)

Net cash inflow from the disposal of Minerva	1,147,821

During 2010, the Group has also disposed of its interests in Minerva Mining Pty Ltd, Minerva Coal Pty Ltd and Felix Coal Sales Pty Ltd, subsidiaries related to the operations of Minerva joint venture. The subsidiaries are not material to the Group and their assets, liabilities and related profit or loss on disposal have been included in the above disposal of a joint venture.

52.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2010 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

Consolidated Financial Statements Chapter 12

52.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Related party balances (continued)

Except the amounts disclosed above, the amount due to the Parent Company and/or its subsidiary companies are repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Income
Sales of coal	2,088,794	2,672,424	2,086,542
Sales of auxiliary materials	485,676	454,254	317,479
Sales of heat and electricity	180,808	235,002	204,061
Expenditure
Utilities and facilities	31,646	34,006	39,069
Purchases of supply materials and equipment	696,802	421,606	598,498
Repair and maintenance services	323,550	262,478	388,917
Social welfare and support services	848,121	794,621	769,561
Technical support and training	26,000	26,000	26,000
Road transportation services	73,638	64,945	79,560
Construction services	718,155	655,311	242,593

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB269,182,000, RMB259,575,000 and RMB165,900,000 for the years ended December 31, 2011, 2010 and 2009, respectively, and for technical support and training of RMB26,000,000, RMB26,000,000 and RMB26,000,000 have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 43.

As at 31 December, 2011, the Company has deposited RMB1,820,000,000 (2010: RMB1,400,000,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB7,665,000 (2010: RMB680,000) and RMB10,119,000 (2010: nil) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 54).

Chapter 12 Consolidated Financial Statements

52.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Trade sales	8,487,421	9,823,814	6,970,855
Trade purchases	2,597,741	1,581,427	1,191,783

Material balances with other state-controlled entities are as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

Amounts due to other state-controlled entities	580,726	443,403
Amounts due from other state-controlled entities	681,413	1,320,801

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 33).

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Consolidated Financial Statements Chapter 12

52.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000

Due from a jointly controlled entity (note 20)	198,780	115,480

The amount due from a jointly controlled entity is unsecured and interest-free.

As at December 31, 2011, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 33. During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB1,363,241,000 (2010: RMB1,202,255,000).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000

Directors’ fee	484	452	436
Salaries, allowance and other benefits in kind	4,864	4,548	3,292
Retirement benefit scheme contributions	834	778	550

	6,182	5,778	4,278

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Chapter 12 Consolidated Financial Statements

53.	COMMITMENTS

	At December 31,
	2011 RMB’000	2010 RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	2,022,362	814,800
– share of joint ventures	179,166	207,111
Acquisition of intangible assets
– the Group	1,947	—
– share of joint ventures	158	—

	2,203,633	1,021,911

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 30, the Company is committed to invest a further RMB78.8 million as at December 31, 2011 and 2010.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2010: RMB1,980 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2011, deposit of RMB732 million (2010: RMB222 million) were made and the Company is committed to further make security deposit of RMB1,904 million (2010: RMB1,758 million).

Compensation fees for mining rights are required to be pay annually and details are set out in note 23.

In 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field in name of Hao Sheng. During the year, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,313,760,000. The Company also agreed to increase the registered capital of Hao Sheng by RMB51 million. Up to the date of these financial statements, the Company has invested RMB2,439,881,000 in relation to this acquisition (2010: RMB2,045,750,000).

On January 24, 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively. Up to the date of these financial statements, Shaanxi Future Energy Chemical Corp. Ltd. has been incorporated and the Company has invested RMB540,000,000 as capital contribution.

Consolidated Financial Statements Chapter 12

54.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2010: 20%; 2009: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB760,906,000, RMB640,933,000 and RMB520,273,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

55.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2011, 2010 and 2009. Such expenses, amounting to RMB140,000,000, RMB140,000,000 and RMB140,000,000 for each of the three years ended December 31, 2011, 2010 and 2009 respectively, have been included as part of the social welfare and support services expenses summarized in note 52.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

Chapter 12 Consolidated Financial Statements

56.	POST BALANCE SHEET EVENT

(1)	Merger of Yancoal Australia Limited and Gloucester Coal LTD by way of a scheme of arrangement

On December 22, 2011, the Company’s wholly-owned subsidiary, Yancoal Australia Limited (“Yancoal Australia”), the Company and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on ASX, entered into the Merger Proposal Deed in respect of a proposal for the merger of Yancoal Australia and Gloucester.

On March 5, 2012, Yancoal Australia, the Company and Gloucester entered into an amending deed to the Merger Proposal Deed for the merger of Yancoal Australia and Gloucester. The Company’s board of directors approved the proposal in relation to the merger of Yancoal Australia and Gloucester and signed the amending deed to the Merger Proposal Deed on the same date. The amending deed, pursuant to which, among other things, upon the completion of the merger, the Company will hold 78% equity interests in Yancoal Australia while the existing shareholders of Gloucester will hold 22% equity interests in Yancoal Australia. Up to the date of these financial statements, the relevant procedures are still in progress and the relevant financial impact has not been estimated.

(2)	Issuing not more than RMB15 billion corporate bonds

In the Extraordinary General Meeting held on February 8, 2012, it was resolved that the Company was approved to issue not more than RMB 15 billion corporate bonds (the “Offering”) depending upon the market conditions at the time of the Offering. Up to the date of these financial statements, these bonds have not yet been issued.

(3)	Issuing not more than USD1 billion corporate bonds

On March 5, 2012, the board of directors of the Company approved the issue of USD bonds of a principal amount not expected to exceed US$1.0 billion (including US$1.0 billion) by the Company through a wholly-owned offshore subsidiary and submission of the proposal for consideration and approval at a general meeting. Up to the date of these financial statements, the extraordinary general meeting of shareholders has not yet been held.

(4)	Australian Minerals Resource Rent Tax (“MRRT”)

On March 19, 2012, the Australian Minerals Resource Rent Tax (“MRRT”) was passed through the Australian upper house. The MRRT is a tax on 30 per cent of the “super profits” on the mining activities including coal mining. The MRRT is to be effective from July 1, 2012 and the legislation is considered “substantively enacted” and the Group will be required to account for the related deferred tax consequences from March 19, 2012. However, given the complexity of the MRRT, the effect of MRRT to the Company’s Australian subsidiaries has not yet been quantified.

Consolidated Financial Statements Chapter 12

57.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2011, the Group acquired certain property, plant and equipment, of which RMB2,733,713,000 (2010: RMB324,136,000) have not yet been paid.

During the year ended December 31, 2011, the Group had no property, plant and equipment was acquired under finance leases (2010: RMB261,566,000).

58.	OPERATING LEASE COMMITMENTS

	At December 31,
	2011 RMB’000	2010 RMB’000

Within one year	7,178	6,043
More than one year, but not more than five years	3,210	4,922

	10,388	10,965

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

59.	CONTINGENT LIABILITIES

		At December 31,
		2011 RMB’000	2010 RMB’000

Guarantees
(a)	The Group
	Performance guarantees provided to daily operations	1,099,755	292,733
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	263,603	201,167

(b)	Joint ventures
	Performance guarantees provided to daily operations	731	967
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	28,477	37,740

		1,392,566	532,607

Chapter 12 Consolidated Financial Statements

60.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2011 RMB’000	2010 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	6,014,806	5,336,181
Term deposits	9,543,214	2,567,722
Restricted cash	11,913	40,037
Bills and accounts receivable	6,518,057	9,605,790
Inventories	448,994	741,057
Loans to subsidiaries	2,370,000	1,013,787
Prepayments and other receivables	4,458,831	2,853,765
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	29,379,149	22,171,673

NON-CURRENT ASSETS
Coal reserves	65,744	69,316
Prepaid lease payments	494,792	508,179
Property, plant and equipment	7,158,054	7,142,055
Goodwill	107,346	107,346
Investment in subsidiaries (note a)	15,670,171	6,792,254
Investments in securities	182,495	194,258
Investments in associates	1,565,000	1,025,000
Loan to subsidiaries	5,853,000	2,670,000
Deposit made on investment	2,557,807	2,163,679
Deferred tax asset	952,212	632,323

TOTAL NON-CURRENT ASSETS	34,606,621	21,304,410

TOTAL ASSETS	63,985,770	43,476,083

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Derivative financial instruments	179,618	150,649
Bills and accounts payable	1,072,793	948,484
Other payables and accrued expenses	4,452,965	3,293,705
Provision for land subsidence, restoration, rehabilitation and environmental costs	2,714,554	2,238,203
Borrowings-due within one year	11,892,000	—
Amounts due to Parent Company and its subsidiary companies	321,709	209,051
Taxes payable	1,950,768	1,230,878

TOTAL CURRENT LIABILITIES	22,584,407	8,070,970

NON-CURRENT LIABILITIES
Borrowings-due after one year	2,000,000	—
Long term payable	2,869	—

TOTAL NON-CURRENT LIABILITIES	2,002,869	—

TOTAL LIABILITIES	24,587,276	8,070,970

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	39,398,494	35,405,113

TOTAL LIABILITIES AND EQUITY	63,985,770	43,476,083

Consolidated Financial Statements Chapter 12

60.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2011 and 2010 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2011		2010		2011	2010
				Directly	Indirectly	Directly	Indirectly

Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD	64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Heze (note 1)	PRC	RMB	3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales

Yancoal Australia Limited	Australia	AUD	973,000,000	100%	—	100%	—	100%	100%	Investment holding

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note1)	PRC	RMB	5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

Yulin (note 1)	PRC	RMB	1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business

Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB	2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery

Shanxi Neng Hua (note 1)	PRC	RMB	600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note 1)	PRC	RMB	90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note 1)	PRC	RMB	150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business

Hua Ju Energy (note 1)	PRC	RMB	288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply

Ordos (note 1)	PRC	RMB	3,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales

Yize (note 1)	PRC	RMB	136,260,500	—	100%	—	100%	100%	100%	Development of methanol project

Rongxin Chemical (note 1)	PRC	RMB	3,000,000	—	100%	—	100%	100%	100%	Development of methanol project

Daxin Industrial (note 1)	PRC	RMB	4,107,432	—	100%	—	100%	100%	100%	Development of methanol project

Xintai (note 1)	PRC	RMB	5,000,000	—	80%	—	—	80%	—	Coal mining and sales

Yancoal International	Hong Kong	USD	2,800,000	100%	—	—	—	100%	—	Investment holding

Yancoal International Resources Development Co., Limited	Hong Kong	USD	600,000	—	100%	—	—	100%	—	Coal resource exploration development

Chapter 12 Consolidated Financial Statements

60.	INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2011		2010		2011	2010
				Directly	Indirectly	Directly	Indirectly

Yancoal International Technology Development Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	—	100%	—	Coal mining technology Development

Yancoal International Trading Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	—	100%	—	Entrepot trade

Yancoal Resources	Australia	AUD	446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia

Ashton Coal Operations Pty Limited	Australia	AUD	5	—	100%	—	100%	100%	100%	Management of operations

Athena Coal Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Felix NSW Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Investment holding

Moolarben Coal Mines Pty Limited	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal business development

Moolarben Coal Operations Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Management of coal operations

Moolarben Coal Sales Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal sales

Proserpina Coal Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal mining and sales

Syntech Holdings Pty Ltd	Australia	AUD	223,470,552	—	100%	—	—	100%	—	Investment holding and management of coal operation

Syntech Holdings II Pty Ltd	Australia	AUD	6,318,490	—	100%	—	—	100%	—	Investment holding

Tonford Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

UCC Energy Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	Ultra clean coal technology

Consolidated Financial Statements Chapter 12

60.	INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2011		2010		2011	2010
				Directly	Indirectly	Directly	Indirectly

Wesfarmers Char	Australia	AUD	1,000,000	—	100%	—	—	100%	—	Research and development of the technology and procedures of processing coal

Wesfarmers Premier Coal Limited	Australia	AUD	8,779,250	—	100%	—	—	100%	—	Exploration, production and processing of coal

White Mining (NSW) Pty Limited	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal mining and sales

White Mining Research Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

White Mining Services Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

White Mining Limited	Australia		Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding

Yancoal Canada	Canada	USD	290,000,000	—	100%	—	—	100%	—	Potash exploration

Mountfield Properties Pty Ltd	Australia	AUD	2	—	100%	—	—	100%	—	Investment holding

AMH (Chinchilla Coal) Pty Ltd	Australia	AUD	2	—	100%	—	—	100%	—	Coal exploration

Syntech Resources Pty Ltd	Australia	AUD	6,318,490	—	100%	—	—	100%	—	Coal mining and sales

Yancoal Luxembourg	Luxembourg	USD	500,000	—	100%	—	—	100%	—	Investment holding

Yarrabee Coal Company Pty Ltd	Australia	AUD	92,080	—	100%	—	100%	100%	100%	Coal mining and sales
Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial and Xintai are established in the PRC as limited liability companies.

Chapter 12 Consolidated Financial Statements

60.	INFORMATION OF THE COMPANY (continued)

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at January 1, 2010	4,918,400	2,981,002	3,234,317	3,204,455	151,868	15,477,989	29,968,031
Profit for the year	—	—	—	—	—	6,732,134	6,732,134
Fair value changes of available-for-sale investment	—	—	—	—	(65,452)	—	(65,452)
Appropriations to reserves	—	—	366,900	654,858	—	(1,021,758)	—
Dividends	—	—	—	—	—	(1,229,600)	(1,229,600)

Balance at December 31, 2010	4,918,400	2,981,002	3,601,217	3,859,313	86,416	19,958,765	35,405,113

Balance at January 1, 2011	4,918,400	2,981,002	3,601,217	3,859,313	86,416	19,958,765	35,405,113
Profit for the year	—	—	—	—	—	6,910,809	6,910,809
Fair value changes of available-for-sale investment	—	—	—	—	(15,573)	—	(15,573)
Appropriations to reserves	—	—	386,602	676,464	—	(1,063,066)	—
Dividends	—	—	—	—	—	(2,901,855)	(2,901,855)

Balance at December 31, 2011	4,918,400	2,981,002	3,987,819	4,535,777	70,843	22,904,653	39,398,494

Consolidated Financial Statements Chapter 12

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the acquisition method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights (coal reserves) are amortized on a unit of production basis. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

Chapter 12 Consolidated Financial Statements

SUPPLEMENTAL INFORMATION (continued)

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2011 RMB’000	2010 RMB’000	2009 RMB’000	2011 RMB’000	2010 RMB’000

As per consolidated financial statements prepared under IFRS	8,928,102	9,281,386	4,117,322	42,634,490	37,331,886
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	(277,672)	(222,320)	(208,651)	—	—
– reversal of provision of work safety cost	(148,441)	(147,235)	(72,033)	(535,480)	(610,766)
– fair value adjustment on mining rights of Shanxi Group and related amortization	6,053	6,053	6,053	(108,696)	(113,618)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	—	—	(528,470)	(528,483)
– deferred tax	89,781	70,283	48,665	737,916	648,135
– Others	24,967	20,454	(11,027)	(611)	(5,435)

As per consolidated financial statements prepared under PRC GAAP	8,622,790	9,008,621	3,880,329	42,199,149	36,721,719

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Auditors’ Report (PRC) Chapter 13

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED:

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at December 31, 2011, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and the true and fair presentation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Chapter 13 Auditors’ Report (PRC)

OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the company and consolidated financial position of the Company as at Dec 31, 2011, and the company and consolidated results of operations and cash flows of the Company for the year then ended.

ShineWing Certified Public Accountants Co., Ltd

Chinese Certified Public Accountant

Wang Chongjuan

Ji Sheng

Beijing China

March 23, 2011

Financial Statements and Notes (Under PRC CASs) Chapter 14

CONSOLIDATED BALANCE SHEET

31-Dec-11

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2011	JAN 1, 2011

ASSET
CURRENT ASSET:
Bank balance and cash	VIII.1	18,096,652,640	10,790,218,826
Excess reserves settlement
Lending to banks and other financial institutions
Tradable financial assets
Notes receivable	VIII.2	7,146,440,511	10,408,903,124
Accounts receivable	VIII.3	813,834,598	487,769,647
Prepayments	VIII.4	824,411,964	243,210,171
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable		17,265,974	2,989,330
Dividends receivable
Other receivables	VIII.5	2,935,704,191	3,542,642,379
Purchase of resold financial assets
Inventories	VIII.6	1,391,247,248	1,646,115,512
Non-current assets due within one year
Other current assets	VIII.7	2,857,949,797	2,352,891,749

TOTAL CURRENT ASSETS		34,083,506,923	29,474,740,738

NON-CURRENT ASSETS:
Loans and advances to customers
Available-for-sale financial assets	VIII.8	333,617,636	194,259,526
Held-to-maturity investments
Long-term accounts receivable	VIII.9	300,082,542	—
Long-term equity investments	VIII.10	1,742,532,616	1,105,891,526
Investment property
Fixed assets	VIII.11	20,911,179,327	18,333,247,229
Construction in progress	VIII.12	12,080,319,560	1,027,571,451
Construction materials	VIII.13	31,561,191	17,667,665
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VIII.14	24,515,508,407	20,119,008,635
Development expenditure
Goodwill	VIII.15	1,337,553,543	668,102,483
Long-term deferred assets		12,779,427	18,166,954
Deferred tax assets	VIII.16	2,037,562,403	1,751,958,422
Other non-current assets	VIII.17	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		63,420,622,552	43,353,799,791

TOTAL ASSETS		97,504,129,475	72,828,540,529

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 218 to page 231 are signed by the following persons-in-charge.

Head of the Company: Li Weimin    Chief Financial Officer: Wu Yuxiang    Head of Accounting Department: Zhao Qingchun

Chapter 14 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED	BALANCE SHEET (continued)

31-Dec-11

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2011	JAN 1, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	VIII.19	13,171,082,700	295,411,600
Borrowings from central bank
Deposits absorption and deposits between companies
Borrowings from banks or other financial institutions
Tradable financial liabilities
Notes payable	VIII.20	240,824,185	126,958,580
Accounts payable	VIII.21	2,052,585,239	1,516,920,701
Advances from customers	VIII.22	1,629,850,119	1,473,772,452
Amounts from sale of repurchased financial assets
Service charge and commissions payable
Salaries and wages payable	VIII.23	1,047,144,027	823,654,677
Taxes payable	VIII.24	2,530,279,903	1,347,129,196
Interest payable	VIII.25	252,468,903	12,732,426
Dividends payable		—	1,968,323
Other payables	VIII.26	2,680,447,553	2,466,223,721
Accounts receivable reinsurance
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	VIII.27	8,766,204,849	329,267,885
Other current liabilities	VIII.7	3,198,359,375	2,463,680,071

TOTAL CURRENT LIABILITIES		35,569,246,853	10,857,719,632

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII.28	14,869,322,500	21,661,499,200
Bonds payables
Long-term payables	VIII.29	8,158,667	752,325,971
Special accounts payable
Provisions	VIII.30	325,413,915	152,594,177
Deferred tax liabilities	VIII.16	3,859,784,843	2,580,863,887
Other non-current liabilities		6,868,994	15,926,109

TOTAL NON-CURRENT LIABILITIES		19,069,548,919	25,163,209,344

TOTAL LIABILITIES		54,638,795,772	36,020,928,976

SHAREHOLDERS’ EQUITY:
Share capital	VIII.31	4,918,400,000	4,918,400,000
Capital reserves	VIII.32	4,348,045,697	4,502,379,121
less:treasury stock
Special reserves	VIII.33	2,400,542,839	1,920,406,954
Surplus reserves	VIII.34	4,572,324,391	3,895,859,339
Provision for general risk
Retained earnings	VIII.35	26,336,665,046	21,292,197,345
Translation reserve		-376,828,595	192,476,489

Equity attributable to shareholders of the Company		42,199,149,378	36,721,719,248
Minority interest	VIII.36	666,184,325	85,892,305

TOTAL SHAREHOLDERS’ EQUITY		42,865,333,703	36,807,611,553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		97,504,129,475	72,828,540,529

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

BALANCE SHEET OF THE PARENT COMPANY

31-Dec-11

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2011	JAN 1, 2011

ASSET
CURRENT ASSET:
Bank balance and cash		15,569,932,397	7,943,940,336
Tradable financial assets
Notes receivable		7,145,440,261	10,407,303,124
Accounts receivable	XV.1	20,793,193	77,019,800
Prepayments		58,345,878	64,339,670
Interests receivable		74,595,870	—
Dividends receivable		—	529,766
Other receivables	XV.2	4,998,305,747	3,419,185,058
Inventories		448,994,470	741,057,004
Non-current assets due within one year
Other current assets		1,901,128,410	1,460,318,462

TOTAL CURRENT ASSETS		30,217,536,226	24,113,693,220

NON CURRENT ASSETS:
Available-for-sale financial assets		173,494,658	194,258,579
Hold-to-maturity investment		8,223,000,000	3,683,786,850
Long-term accounts receivable
Long-term equity investments	XV.3	16,919,454,979	7,423,598,915
Investment property
Fixed assets		6,581,907,548	6,523,775,012
Construction in progress		111,477,324	53,942,258
Construction materials		1,395,921	1,259,017
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		573,802,704	590,754,069
Development expenditure
Goodwill
Long-term deferred assets		66,875	74,375
Deferred tax assets		1,645,270,657	1,258,874,815
Other non-current assets		117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		34,347,796,566	19,848,249,790

TOTAL ASSETS		64,565,332,792	43,961,943,010

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

BALANCE	SHEET OF THE PARENT COMPANY (continued)

31-Dec-11

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2011	JAN 1, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings		11,892,000,000	—
Tradable financial liabilities		179,617,737	150,649,643
Notes payable		240,824,185	126,958,580
Accounts payable		878,689,806	904,338,181
Advances from customers		1,462,269,341	1,379,301,752
Salaries and wages payable		630,939,956	627,461,316
Taxes payable		2,302,909,102	1,527,916,187
Interest payable
Dividends payable
Other payables		2,971,038,728	2,039,520,323
Non-current liabilities due within one year
Other current liabilities		2,807,948,200	2,238,201,863

TOTAL CURRENT LIABILITIES		23,366,237,055	8,994,347,845

NON-CURRENT LIABILITIES:
Long-term loans		2,000,000,000	—
Bonds payable
Long-term payable
Special accounts payable
Provisions
Deferred tax liabilities		23,614,297	28,805,277
Other non-current liabilities		2,868,974	—

TOTAL NON-CURRENT LIABILITIES		2,026,483,271	28,805,277

TOTAL LIABILITIES		25,392,720,326	9,023,153,122

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,587,845,667	4,603,418,608
less:Treasury stock
Special reserves		2,217,185,097	1,830,584,098
Surplus reserves		4,535,778,435	3,859,313,383
provision for general risk retained earnings		22,913,403,267	19,727,073,799

TOTAL SHAREHOLDERS’ EQUITY		39,172,612,466	34,938,789,888

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		64,565,332,792	43,961,943,010

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

1	TOTAL OPERATING REVENUE		48,768,344,872	34,844,387,552
	Including: operating revenue	VIII.37	48,768,344,872	34,844,387,552
	Interest income
	Premiums income
	Income from service charges and commissions

2	TOTAL OPERATING COST		36,672,595,951	22,871,281,596
	Including: Operating cost	VIII.37	28,965,643,836	18,905,963,347
	Interests expenses
	Service charges and commissions expenditure
	Cash surrender value
	Net amount of compensation payout
	Net amount of provisions for insurance contract guarantee fund
	Insurance policy dividend expense
	Reinsurance expenses
	Operating taxes and surcharges	VIII.38	600,267,202	517,119,476
	Selling expense	VIII.39	2,438,720,163	1,774,436,355
	General and administrative expenses	VIII.40	4,129,399,172	3,798,388,729
	Finance costs	VIII.41	256,672,783	–2,217,300,020
	Impairment loss of assets	VIII.42	281,892,795	92,673,709
	Add: Gain or loss on fair value change (The loss is listed beginning with “-”)		—	—
	Investment income (The loss is listed beginning with “-”)	VIII.43	71,372,169	130,999,778
	Including: Investment income of associates and joint ventures		68,938,864	8,407,750
	Foreign exchange gain or loss (The loss is listed beginning with “-”)

3	Operating profit (The loss is listed beginning with “-”)		12,167,121,090	12,104,105,734
	Add: Non-operating revenue	VIII.44	90,473,612	75,223,391
	Less: Non-operating expenditures	VIII.45	157,861,046	65,495,271
	Including: Losses on disposal of non-current assets		122,674,436	25,458,938

4	Total profit (The total loss is listed beginning with “-”)		12,099,733,656	12,113,833,854
	Less: Income tax expense	VIII.46	3,455,598,037	3,100,760,338

5	Net profit (The net loss is listed beginning with “-”)		8,644,135,619	9,013,073,516
	Net profit attributed to shareholders of the Company		8,622,788,753	9,008,621,227
	Minority interest		21,346,866	4,452,289

6	Earnings per share
	(1) Earnings per share, basic	VIII.47	1.7532	1.8316
	(2) Earnings per share, diluted	VIII.47	1.7532	1.8316

7	Other comprehensive income	VIII.48	-723,638,508	131,614,536

8	Total comprehensive income		7,920,497,111	9,144,688,052
	Total comprehensive income attributable to shareholders of the parent company		7,899,150,245	9,140,235,763
	Total comprehensive income attributable to minority shareholders		21,346,866	4,452,289

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

INCOME STATEMENT OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

1	TOTAL OPERATING REVENUE	XV.4	34,964,243,599	26,974,371,697
	Less: Operating cost	XV.4	21,724,459,833	14,368,541,366
	Operating taxes and surcharges		518,225,957	491,399,056
	Selling expense		355,649,620	312,652,487
	General and administrative expense		3,159,284,811	2,895,372,845
	Finance costs		212,719,133	-35,961,098
	Impairment loss of assets		5,826,369	177,519,590
	Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)		-28,968,095	-150,649,643
	Investment income (The loss is listed beginning with “-”)	XV.5	328,664,045	119,086,721
	Including: Investment income of associates and joint ventures		68,938,864	8,869,958

2	Operating profit (The loss is listed beginning with “-”)		9,287,773,826	8,733,284,529
	Add: Non-operating income		16,429,853	31,706,696
	Less: Non-operating expense		134,640,132	30,416,927
	Including: Loss on disposal of non-current assets		117,585,843	6,391,521

3	Total profit (The total loss is listed beginning with “-”)		9,169,563,547	8,734,574,298
	Less: Income tax expense		2,404,913,027	2,185,998,613

4	Net profit (The net loss is listed beginning with “-”)		6,764,650,520	6,548,575,685

5	Earnings per share
	(1) Earnings per share, basic		1.3754	1.3314
	(2) Earnings per share, diluted		1.3754	1.3314

6	Other comprehensive income		-15,572,941	-65,452,635

7	Total comprehensive income		6,749,077,579	6,483,123,050

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

1	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		57,986,484,165	33,874,000,988
	Net increase in customer’s deposits and financial institution deposits
	Net increase in borrowings from central bank
	Net increase in borrowings from other financial institutions
	Cash received from former-insurance premiums
	Net cash received from reinsurance business
	Net increase of insured savings and investment
	Net increase from disposal of transactional financial assets
	Cash received from interests, service charge and commissions
	Net increase in borrowings from other companies
	Net amount from repurchasing businesses
	Tax refunding		674,845,449	445,049,304
	Cash received relating to other operating activities	VIII.49	562,890,346	407,317,826

	Sub-total of cash inflows		59,224,219,960	34,726,368,118

	Cash paid for goods and services purchased		18,501,847,394	11,622,335,122
	Net increase in loans and advance from customers
	Net increase in deposits in central bank and other finance institutions
	Cash paid for former insurance contracts claims
	Cash paid for interests, service charge and commissions
	Cash paid for insurance policy dividends
	Cash paid to employees and on behalf of employees		8,377,716,460	6,829,582,168
	Taxes payments		7,529,016,988	6,361,809,624
	Cash paid relating to other operating activities	VIII.49	5,892,837,591	3,625,057,944

	Sub-total of cash outflows		40,301,418,433	28,438,784,858

	NET CASH FLOW FROM OPERATING ACTIVITIES		18,922,801,527	6,287,583,260

Chapter 14 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

2	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments		—	440,000
	Cash received from return of investments income		2,433,305	4,800,377
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		10,893,991	33,812,608
	Net cash received from disposal of subsidiaries and business units		1,147,820,630
	Cash received relating to other investing activities	VIII.49	1,218,376,687	1,488,303,947

	Sub-total of cash inflows		1,231,703,983	2,675,177,562

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		10,962,891,453	4,831,258,358
	Cash paid for investments		1,316,527,512	2,429,954,321
	Net increase of pledge loans
	Net cash paid for acquisition of subsidiaries and other business units		7,476,614,847	—
	Cash paid relating to other investing activities	VIII.49	7,546,491,415	1,787,950,762

	Sub-total of cash outflows		27,302,525,227	9,049,163,441

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-26,070,821,244	-6,373,985,879

3	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Including: Cash received from minority shareholders of subsidaries
	Cash received from borrowings		16,712,319,600	1,110,954,100
	Cash received from issuing bonds
	Cash received relating to other financing activities		—	38,305,768

	Sub–total of cash inflows		16,712,319,600	1,149,259,868

	Repayments of borrowings and debts		3,389,942,117	494,440,378
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		3,560,406,688	1,667,927,059
	Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders
	Cash paid relating to other financing activities	VIII.49	806,671,864	745,565,671

	Sub-total of cash outflows		7,757,020,669	2,907,933,108

	NET CASH FLOW USED IN FINANCING ACTIVITIES		8,955,298,931	-1,758,673,240

4	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-433,294,509	93,989,384

5	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII.49	1,373,984,705	-1,751,086,475
	Add: Cash and cash equivalent, opening	VIII.49	6,771,312,424	8,522,398,899

6	Cash and cash equivalents, closing	VIII.49	8,145,297,129	6,771,312,424

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

CASH FLOW STATEMENT OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

1	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods and rendering of services		44,062,625,159	25,868,361,178
	Tax refunding
	Cash received relating to other operating activities		337,234,591	175,308,932

	Sub-total of cash inflows		44,399,859,750	26,043,670,110

	Cash paid for goods and services purchased		15,748,967,312	9,507,389,296
	Cash paid to employees and on behalf of employees		6,387,079,266	5,302,041,246
	Taxes payments		6,391,462,778	5,848,101,166
	Cash paid relating to other operating activities		3,121,189,640	1,118,109,502

	Sub-total of cash outflows		31,648,698,996	21,775,641,210

	NET CASH FLOW FROM OPERATING ACTIVITIES		12,751,160,754	4,268,028,900

2	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments		758,533,750	234,440,000
	Cash received from return of investment income		219,331,636	203,818,836
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		7,263,154	6,996,926
	Net cash received from the disposal of subsidiaries and other business units
	Cash received relating to other investing activities		—	1,203,748,793

	Sub-total of cash inflows		985,128,540	1,649,004,555

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,370,644,693	1,636,296,712
	Cash paid for investments		8,741,045,200	4,121,992,800
	Net cash paid for acquisition of subsidiaries and other business units
	Cash paid relating to other investing activities		14,597,463,442	289,606,749

	Sub-total of cash outflows		24,709,153,335	6,047,896,261

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-23,724,024,795	-4,398,891,706

Chapter 14 Financial Statements and Notes (Under PRC CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2011	For the year ended Dec 31, 2010

3	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Cash received from borrowings		15,392,000,000	—
	Cash received from issuing bonds
	Cash received relating to other financing activities		798,445,735

	Sub–total of cash inflows		16,190,445,735	—

	Repayments of borrowings and debts		1,500,000,000	—
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		3,034,026,198	1,229,600,000
	Cash paid relating to other financing activities

	Sub-total of cash outflows		4,534,026,198	1,229,600,000

	NET CASH FLOW USED IN FINANCING ACTIVITIES		11,656,419,537	-1,229,600,000

4	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-4,930,430	-27,400,382

5	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		678,625,066	-1,387,863,188
	Add: Cash and cash equivalent, opening		5,336,180,576	6,724,043,764

6	Cash and cash equivalents, closing		6,014,805,642	5,336,180,576

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

					Amount for the year 2011
					Attribute to shareholders of the Parent Company							Total of shareholders’ interest
ITEM			Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest

I.	Balance at December 31, 2010		4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553
	Add: Change in accounting policies											—
		Correction of errors in the early stage										—
		Others										—

II.	Balance at January 1, 2011		4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553
III.	Changes for the year (The decrease is listed beginning with “-”)		—	-154,333,424	—	480,135,885	676,465,052	—	5,044,467,701	-569,305,084	580,292,020	6,057,722,150
	(I)	Net profit							8,622,788,753		21,346,866	8,644,135,619
	(II)	Other comprehensive income		-154,333,424						-569,305,084		-723,638,508

	Sub-total of (I) and (II)		—	-154,333,424	—	—	—	—	8,622,788,753	-569,305,084	21,346,866	7,920,497,111

	(III)	Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	–	536,930,035	536,930,035
		1. Capital from shareholders									536,930,035	536,930,035
		2. The amount listed in shareholders equity from share payment										—
		3. Others										—

	(IV)	Profit distribution	—	—	—	—	676,465,052	—	-3,578,321,052	—	-440,000	-2,902,296,000
		1. Transfer to surplus reserve					676,465,052		-676,465,052			—
		2. Provision for general risks										—
		3. Distribution to shareholders							-2,901,856,000		-440,000	-2,902,296,000
		4. Others										—

	(V)	Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
		1. Capital reserve transferred share capital										—
		2. Surplus reserve transferred share capital										—
		3. Provision of surplus reserve for loss										—
		4. Others										—

	(VI)	Special reserves	—	—	—	480,135,885	—	—	—	—	22,455,119	502,591,004
		1. Provision of the year				633,634,390					22,455,119	656,089,509
		2. Usage of the year				-153,498,505						-153,498,505

	(VII)	Others										—

IV.	Balance at Dec 31, 2011		4,918,400,000	4,348,045,697	—	2,400,542,839	4,572,324,391	—	26,336,665,046	-376,828,595	666,184,325	42,865,333,703

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

					Amount for the year 2010
					Attribute to shareholders of the Parent Company							Total of shareholders’ interest
ITEM			Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest

I.	Balance at December 31, 2010		4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396
	Add: Change in accounting policies											—
		Correction of errors in the early stage										—
		Others										—

II.	Balance at January 1, 2011		4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396
III.	Changes for the year (The decrease is listed beginning with “-”)		—	-45,272,619	—	456,723,642	654,857,569	—	7,124,163,658	173,461,575	-15,818,668	8,348,115,157
	(I)	Net profit							9,008,621,227		4,452,289	9,013,073,516
	(II)	Other comprehensive income		-41,847,039						173,461,575		131,614,536

	Sub-total of (I) and (II)		—	-41,847,039	—	—	—	—	9,008,621,227	173,461,575	4,452,289	9,144,688,052

	(III)	Owner’s contributions and reduction in capital	—	-4,532,580	—	—	—	—	—	—	-18,852,705	-23,385,285
		1. Increase of the registered capital to Heze Neng Hua		-4,518,430							4,518,430	—
		2. Impact of Yancoal Australia									-23,371,135	-23,371,135
		3. Acquisition of minority equity in subsidiaries		-14,150								–14,150

	(IV)	Profit distribution	—	—	—	—	654,857,569	—	-1,884,457,569	—	-1,870,818	-1,231,470,818
		1. Transfer to surplus reserve					654,857,569		-654,857,569			—
		2. Provision for general risks										—
		3. Distribution to shareholders							-1,229,600,000		-1,870,818	-1,231,470,818
		4. Others										—

	(V)	Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
		1. Capital reserve transferred share capital										—
		2. Surplus reserve transferred share capital										—
		3. Provision of surplus reserve for loss										—
		4. Others										—

	(VI)	Special reserves	—	—	—	456,723,642	—	—	—	—	452,566	457,176,208
		1. Provision of the year				610,381,314					452,566	610,833,880
		2. Usage of the year				-153,657,672						-153,657,672

	(VII)	Others		1,107,000								1,107,000

IV.	Balance at Dec 31, 2011		4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

						Amount for the year 2011					Total of shareholders’ interest
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Porvision for General Risks	Retained earnings

I.	Balance at December 31, 2010			4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888
	Add: Change in accounting policies										—
		Correction of errors in the early stage									—
		Others									—

II.	Balance at January 1, 2011			4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

III.	Changes for the year (The loss is listed beginning with “-”)			—	-15,572,941	—	386,600,999	676,465,052	—	3,186,329,468	4,233,822,578
	(I)	Net profit								6,764,650,520	6,764,650,520
	(II)	Other comprehensive income			-15,572,941						-15,572,941

	Sub-total of (I) and (II)			—	-15,572,941	—	—	—	—	6,764,650,520	6,749,077,579

	(III)	Owner’s contributions and reduction in capital		—	—	—	—	—	—	—	—
		1.	Capital from shareholders								—
		2.	The amount listed in shareholders equity from share payment								—
		3.	Others								—

	(IV)	Profit distribution		—	—	—	—	676,465,052	—	-3,578,321,052	-2,901,856,000
		1.	Transfer to surplus reserve					676,465,052		-676,465,052	—
		2.	Provision for general risks								—
		3.	Distribution to shareholders							-2,901,856,000	-2,901,856,000
		4.	Others								—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital								—
		2.	Surplus reserve transferred share capital								—
		3.	Provision of surplus reserve for loss								—
		4.	Others								—

	(VI)	Special reserves		—	—	—	386,600,999	—	—	—	386,600,999
		1.	Provision of the year				480,676,375				480,676,375
		2.	Usage of the year				-94,075,376				-94,075,376

	(VII)	Others		—

IV.	Balance at Dec 31, 2011			4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

FOR THE YEAR ENDED DEC 31, 2011

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

						Amount for the year 2010					Total of shareholders’ interest
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Porvision for General Risks	Retained earnings

I.	Balance at December 31, 2010			4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052
	Add: Change in accounting policies			—
		Correction of errors in the early stage		—
		Others		—

II.	Balance at January 1, 2011			4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052

III.	Changes for the year (The loss is listed beginning with “-”)			—	-64,345,635	—	366,900,786	654,857,569	—	4,664,118,116	5,621,530,836
	(I)	Net profit								6,548,575,685	6,548,575,685
	(II)	Other comprehensive income			-65,452,635						-65,452,635

	Sub-total of (I) and (II)			—	-65,452,635	—	—	—	—	6,548,575,685	6,483,123,050

	(III)	Owner’s contributions and reduction in capital		—	—	—	—	—	—	—	—
		1.	Capital from shareholders								—
		2.	consolidation under common control								—
		3.	Others								—

	(IV)	Profit distribution		—	—	—	—	654,857,569	—	-1,884,457,569	-1,229,600,000
		1.	Transfer to surplus reserve					654,857,569		-654,857,569	—
		2.	Provision for general risks								—
		3.	Distribution to shareholders							-1,229,600,000	-1,229,600,000
		4.	Others								—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital								—
		2.	Surplus reserve transferred share capital								—
		3.	Provision of surplus reserve for loss								—
		4.	Others								—

	(VI)	Special reserves		—	—	—	366,900,786	—	—	—	366,900,786
		1.	Provision of the year				479,940,003				479,940,003
		2.	Usage of the year				-113,039,217				-113,039,217

	(VII)	Others			1,107,000						1,107,000

IV.	Balance at Dec 31, 2011			4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938 ,789,888

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2011.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15–General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company except overseas subsidies is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to Note “IV.5”.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	Foreign currency and the translation of financial statements denominated in foreign currency (continued)

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders’ equity to current disposal income or expense.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

3)	Receivables

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

Financial assets are recognized in fare value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income.

On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

4)	AFS financial assets (continued)

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder’s equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders’ equity.

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

4)	AFS financial assets (continued)

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor gave up the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

It the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(2)	Financial liabilities (continued)

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities. If the economic conditions changed significantly after the latest transaction, the fair value of such financial assets or financial liabilities should be determined by adjusting the quoted price of the latest transaction through preferring to the current price or interest of the similar financial assets or financial liabilities. If the Group has sufficient evidence to prove that the quoted price of the latest transaction did not based on fair value, the fair value of such financial assets or financial liabilities should be determined through appropriate adjustment on the quoted price of the latest transaction.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiary Yanzhou Coal Mining Company Limited Australia and the belonging subsidiaries (the “Australian subsidiaries”) are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB 8 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio
Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method
Accounting aging	Accrue the bad debt provision by accounting aging analysis method

Risk-free	Not accrue the bad debt provision

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables (continued)

(2)	Accruing the bad debt provision according to the portfolio (continued)

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables

within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

9.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Joint control represents a contractual agreed common control over an economic activity. Joint control exists when neither party has independent power to control the operating activities, and the decision making relating to the operating activities of the jointly controlled entity require unanimous consent of the parties.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Finance lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

13.	Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining equity interests, the land use rights, patents and know-hows, etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Intangible assets (continued)

(1)	Mining rights

The land use rights are evenly amortized over the transferred term since the rights are obtained. Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year. Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the coal resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures includes the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is credited to profit or loss are incurred. When the project has the technical feasibility and commercial viability, the exploration and evaluation expenditure (including the costs incurred for purchase of exploration permit) are capitalised into exploration and evaluation assets by a single item.

Exploration and evaluation assets are collected into construction in progress. These assets are converted into fixed assets or intangible assets when getting ready for their intended use, and accrued depreciation or amortization within operating life. The related unrecoverable cost shall be immediately written off and credited as profit or loss when projects are abandoned.

15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Impairment of non-financial assets (continued)

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees.

Long service leave

Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

20.	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (ROM coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (BCMof waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Companys Australian subsidiaries is based on the JORC reserves of each mine

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

22.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises” (Caiqi [2006] No. 478) of the Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Special reserves (continued)

(1)	Provision for production maintenance and production safety expenses (continued)

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(2)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	The Principles of Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

24.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

26.	Leases

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

27.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	Accounting calculation of the income tax (continued)

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

28.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

29.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	Operation Method of Hedges Business (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

30.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

32.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

33.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

33.	Significant accounting policies and accounting estimates

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

33.	Significant accounting policies and accounting estimates (continued)

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

V.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF ERALY ERRORS

1.	Changes of accounting policies and the impact

During the reporting period, the Group made no changes in accounting policies.

2.	Changes in accounting estimates

During the reporting period, the Group made no changes in accounting estimates.

3.	Amendments of significant errors and the impact

During the reporting period, the Group made no amendments of significant accounting errors.

VI.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1).	Income tax

Income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VI.	TAXES (continued)

(2).	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2011) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

(3).	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4).	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5).	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VI.	TAXES (continued)

(5).	Resource tax (continued)

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6).	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty)and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia Pty is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries		Place of registration	Registered capital	Business scope	Investment capital	Sharing holding proportion	Ratio of voting right

I.	Subsidiaries established by investment
	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
	Yancoal Australia Pty Limited	Australia	AUD 973,000,000	Investment and shareholding	RMB6,663,280,000	100.00%	100.00%
	Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
	Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3,100,000,000	Production and sales of methanol (600,000 tons)	RMB3,100,000,000	100.00%	100.00%
	Yancoal International (Holding) Co., Limited	Hong Kong	USD2,800,000	Investment and shareholding	USD17,920,000	100.00%	100.00%
	Yancoal International Technology Development Co., Limited	Hong Kong	USD1,000,000	Development of mining technology	—	100.00%	100.00%
	Yancoal International Trading Co., Limited	Hong Kong	USD1,000,000	Transit trade of coal	—	100.00%	100.00%
	Yancoal International Resources Development Co., Limited	Hong Kong	USD600,000	Exploration and development of mineral resources	—	100.00%	100.00%
	Yancoal Luxembourg Energy Holding Co., Limited	Luxembourg	USD500,000	Investment and shareholding	USD500,000	100.00%	100.00%
	Yancoal Canada Resource Holding Co., Ltd	Canada	USD290,000,000	Development and sales of mineral resources	USD290,000,000	100.00%	100.00%

II.	Subsidiaries acquired under common control
	Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
	Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	Intensive process of coal product	RMB73,180,000	81.31%	81.31%
	Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,790,000	99.89%	99.89%
	Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

Name of subsidiaries		Place of registration	Registered capital	Business scope	Investment capital	Sharing holding proportion	Ratio of voting right

III.	Subsidiaries acquired not under common control
	Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
	Felix Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
	Inner Mongolia Yize Mining Investment Co., Ltd	Ordos	RMB136,260,000	Investment	RMB179,690,000	100.00%	100.00%
	Inner Mongolia Rongxin Chemicals Co., Ltd	Ordos	RMB3,000,000	Methanol production	RMB4,400,000	100.00%	100.00%
	Inner Mongolia Daxin Industrial Gas Co., Ltd	Ordos	RMB4,110,000	Industrial gas production	RMB6,000,000	100.00%	100.00%
	Inner Mongolia Xintai Coal Mining Company Limited	Ordos	RMB5,000,000	Coal mining and sales	RMB2,801,560,000	80%	80%
	Syntech Holdings Pty Ltd	Australia	AUD223,470,000	Holding company and mining management	AUD186,170,000	100.00%	100.00%
	Syntech Holdings II Pty Ltd	Australia	AUD6,320,000	Holding company	AUD22,310,000	100.00%	100.00%
	Wesfarmers Premier Coal Limited	Australia	AUD8,780,000	Coal mining and sales	AUD312,730,000	100.00%	100.00%
	Wesfarmers Char Pty Ltd	Australia	AUD1,000,000	Research and development of the technology and procedures in relation to coal char	AUD800,000	100.00%	100.00%

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Li Weimin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October, 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field. In May 2010, the Company unilaterally increased the registration capital of RMB 1.5 billion and the registration capital was increased to RMB 3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

6.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registration capital of RMB500 million. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion.The corporation business license code is 152700000024075(1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

7.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr.Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

8.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Zhang Hua. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

9.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. On March 2010, Shanxi Neng Hua acquired 0.04% equity interest held by minorities of Tianhao Chemicals, now 99.89% equity interest of Tianhao Chemicals was held by Shanxi Neng Hua. The corporation business license code is 140000100095998, and the legal representative is Mr. Jin Fangyu. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

10.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five share holders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company, and the other share holders’ capital did not change. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; legal person representative is Hao Jingwu. Hua Ju Energy is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

11.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping“) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited

Felix Resources Limited (“Felix”), at January 1970 in Brisbane, Queensland, Australia, a limited liability company incorporated company mainly engaged in businesses such as coal mining and exploration, company registration number 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.646 million shares representing 100% of the issued share of Felix. During the reporting period, Felix Resources Limited renamed as Yancoal Resources Limited (hereinafter “Yancoal Resources”).

(1).	As of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Athena Coal Pty Ltd	Australia	2	Coal exploration	100
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Tonford Pty Ltd	Australia	2	Coal exploration	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
UCC Energy Pty Limited	Australia	2	Ultra Clean Coal Technology	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Advanced Clean Coal Technology Pty Limited	Australia	0	No business, to be liquidated	100
White Mining Research Pty Limited	Australia	2	No business, to be liquidated	100
Felix Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited (continued)

(2).	Although Yancoal Resources holds more than 50% stake in the joint venture, it is not included in the merger:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 50% voting shares in Australian Coal Processing Holding Pty Ltd, which is not included in the consolidation because of no control over it.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 50% voting shares in Ashton, which is not included in the consolidation because of no control over it.

(3).	Jointly controlled entities of Yancoal Resources

			Interests
Entities	Address	Main business	proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90(note	)
Moolarben Joint Venture	Australia	Coal mine development and operation	80

Note:	As approved by a resolution at the seventeenth meeting of the fourth session of the Board of the Company, White Mining Limited, a subsidiary of Yancoal Australia (a wholly-owned subsidiary of the Company) and a subsidiary of Singapore IMC Group in Australia entered into an agreement on February 1, 2011 which approved White Mining Limited to acquire 30% equity interests in Ashton Joint Venture, Ashton Coal Mines Limited and Australian Coal Processing Holding Pty Ltd held by the subsidiary of Singapore IMC Group in Australia, for a consideration of USD250 million. Upon completion of the acquisition on May 13, 2011, the equity interests of White Mining Limited will increase from 60% to 90% in Ashton Joint Venture, Ashton Coal Mines Limited and Australian Coal Processing Holding Pty Ltd. The total acquisition consideration of the 30% equity interest is amounting to AUD 230.99 million. Fair value of identifiable asset and liability is amouting to AUD 233 million, and the gain on the purchase is amounting to AUD 2.01 million.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

13.	Inner Mongolia Yize Mining Investment Company Limited

Inner Mongolia Yize Mining Investment Company Limited (as referred to Yize Company) is invested byGuangjing Investment Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established in November 2004 with registered capital of RMB 136.2605 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Yize Company, after which, Yize Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400000390, and the legal representative is Mr. Wang Xin. The company is mainly engaged in investment on mining and chemicals projects, public projects, water and electricity supply, waste water treatment and so on.

14.	Inner Mongolia Rongxin Chemicals Company Limited

Inner Mongolia Rongxin Chemicals Company Limited (as referred to Rongxin Company) is invested by Inner Mongolia Qisheng Mining Company Limted (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on July 2008 with registration capital of RMB 3 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Rongxin Company, after which, Rongxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 152722000005151, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol production and sales.

15.	Inner Mongolia Daxin Industrial Gas Company Limited

Inner Mongolia Daxin Industrial Gas Company Limited (as referred to Daxin Company) is jointly invested by Mingsheng Investment Company and Inner Mongolia Qisheng Mining Company Limited which are all the subsidiaries of Hong Kong Jiantao Chemicals Group in August 2008, with registered capital of RMB 4.11 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Daxin Company, after which, Daxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 150000400002131, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in industrial gas supplies.

16.	Yancoal International (Holding) Co., Limited

Yancoal International (Holding) Co., Limited(as referred to“Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July, 2011, with the actual registration capital of USD 2.8 million. The corporation business licence code is 1631570 and it mainly takes responsibility of investment, mine technology development, transference and consulting services, international trade, etc.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

17.	Yancoal International Technology Development Co., Limited

Yancoal International Technology Development Co., Limited (as referred to “Technology Development Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the actual registration capital of USD1 million. The corporation business licence code is 1637495 and it mainly takes responsibility of mine technology development, transference and consulting services, etc.

18.	Yancoal International Trading Co., Limited

Yancoal International Trading Co., Limited (as referred to “International Trading Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the actual registration capital of USD1 million. The corporation business licence code is 1636851 and it mainly takes responsibility of transit trade of coal and other products.

19.	Yancoal International Resources Development Co., Limited

Yancoal International Resources Development Co., Limited (as referred to “Resources Development Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the actual registration capital of USD0.6 million. The corporation business licence code is 1637036 and it mainly engages in exploration and development of mineral resources.

20.	Yancoal Luxembourg Energy Holding Co., Limited

Yancoal Luxembourg Energy Holding Co., Limited (as referred to “Luxembourg Company”), a wholly owned subsidiary of Hong Kong Company, was established on 16 September, 2011, with the actual registration capital of USD0.5 million. The corporation business licence code is B163726 and it mainly engages in foreign investment.

21.	Yancoal Canada Resources Holding Co., Ltd

Yancoal Canada Resources Holding Co., Ltd (as referred to “Canada Company”), a wholly owned subsidiary of Luxembourg Company, was established on 18 August, 2011, with the actual registration capital of USD290 million. The corporation business licence code is 101189865 and it mainly engages in mining and sales in mineral resources.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

22.	Inner Mongolia Xintai Coal Mining Company Limited

Inner Mongolia Xintai Coal Mining Company Limited (as referred to “Xintai Company”) was established jointly by two natural persons, Wang Jun and He Ning, with the actual registration capital of RMB5.0 million. Xintai Company takes the responsibility of the operating of Wenyu coal mine. In July 2011, Ordos Neng Hua, the subsidiary of the Company, acquired 80% equity interests in Xintai Company which became the subsidiary of Ordos Neng Hua after the acquisition. The corporation business licence code is 150000000009769, and the legal representative is Mr. Yin Mingde. The company mainly engaged in coal mining and sales.

23.	Syntech Holdings Pty Ltd

Syntech Holdings Pty Ltd (as referred to “Syntech”) was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine’s first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. The actual registration capital of Syntech is AUD223.47 million and the business licence code is 123782445. The company mainly engages in holding company and mining management.

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

24.	Syntech Holdings II Pty Ltd

Syntech Holdings II Pty Ltd (as referred to “Syntech II”) was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. The actual registration capital of Syntech II is AUD6.32 million and the business licence code is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiary owned by Syntech II is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

25.	Premier Coal Limited

Premier Coal Limited (as referred to “Premier Coal”) was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. The actual registration capital of Premier Coal is AUD8.78 million and the business licence code is 008672599. The company mainly engages in exploration, production and processing of coal.

26.	Premier Char Pty Ltd

Premier Char Pty Ltd (as referred to “Premier Char”) was established by Wesfarmers Chemicals, Energy & Fertilizers Limited, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Wesfarmers Char which became the wholly owned subsidiary of Austar after the acquisition. The actual registration capital of Premier Char is AUD1 million and the business licence code is 009379597. The company mainly engages in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation

Companies	Reason for consolidation	Shares proportion (%)	Net assets at the end of current period		Net profits for the current period

Yancoal International (Holding) Co., Limited	Newly established subsidiary	100.00	RMB	1,953,790,000	RMB	-9,260,000
Yancoal International Technology Development Co., Limited	Newly established subsidiary	100.00		—		—
Yancoal International Trading Co., Limited	Newly established subsidiary	100.00		—		—
Yancoal International Resources Development Co., Limited	Newly established subsidiary	100.00		—		—
Yancoal Luxembourg Energy Holding Co., Limited	Newly established subsidiary	100.00	RMB	1,830,320,000	RMB	-100,000
Yancoal Canada Resources Holding Co., Ltd	Newly established subsidiary	100.00	RMB	1,825,770,000	RMB	-1,500,000
Inner Mongolia Xintai Coal Mining Company Limited	Acquisition of shares	80.00	RMB	3,614,700,000	RMB	84,550,000
Syntech Holdings Pty Ltd	Acquisition of shares	100.00	AUD	287,610,000	AUD	4,720,000
Syntech Holdings II Pty Ltd	Acquisition of shares	100.00	AUD	40,730,000	AUD	-10,000
Premier Coal Limited	Acquisition of shares	100.00	AUD	175,140,000		—
Premier Char Pty Ltd	Acquisition of shares	100.00	AUD	710,000		—

2.	Combination in current period

Subsidiaries acquired in business combination under un-common control

Name of subsidiaries	Place of Registration	Registered capital		Investment capital		Shares proportion (%)	Business scope

Inner Mongolia Xintai Coal Mining Company Limited(1)	Ordos	RMB	5,000,000	RMB	2,801,560,000	80.00	Coal mining and sales
Syntech Holdings Pty Ltd(2)	Australia	AUD	223,470,000	AUD	186,170,000	100.00	Holding company and mining management
Syntech Holdings II Pty Ltd(2)	Australia	AUD	6,320,000	AUD	22,310,000	100.00	Holding company
Premier Coal Limited(3)	Australia	AUD	8,780,000	AUD	312,730,000	100.00	Coal mining and sales
Premier Char Pty Ltd(3)	Australia	AUD	1,000,000	AUD	800,000	100.00	Research and development of the technology and procedures in relation to coal char

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period (continued)

2.	Combination in current period (continued)

(1)	The information related to the acquisition is described in note “VII,(1),22”. The payment of consideration and the procedures for the transfer of equity interests have completed on 20 July 2011.The acquisition of Xintai Company by the Group was on 20 July 2011.

(2)	The information related to the acquisition is described in note “VII, (1), 23 and 24”. The payment of consideration and the procedures for the delivery of equity interests have completed on 1 August 2011.The acquisition of Syntech and Syntech II by the Group was on 1 August 2011.

(3)	The information related to the acquisition is described in note “VII, (1), 25 and 26”. The payment of consideration and the procedures for the delivery of equity interests have completed on 30 December 2011.The acquisition of Premier Coal and Premier Char by the Group was on 30 December 2011.

(4)	The identifiable assets and liabilities at the acquisition date:

1)	Xintai company

	July 20, 2011
Items	Carrying amounts of Xintai Company	Fair value of Xintai Company

Fixed assets	182,402,101	167,975,534
Intangible assets	50,362,000	3,333,969,990
Deferred tax liabilities	—	817,295,356

Net assets attributable to the shareholders of the Company	186,211,281	2,147,720,134

Note1:	Fair value of the identifiable assets, liabilities of Xintai Company is determined on the basis of the evaluation report “Qingdao Hengyuande Kuang Ping Bao Zi (2011) (057)”issued by Qingdao Hengyuande Mining Rights evaluation and consultation Co., Ltd and the evaluation report “Guoyoudazheng Ping Bao Zi (2011) (294B)”issued by Beijing Guoyoudazheng Assets Appraisal Co., Ltd.
Note2:	The total acquisition consideration is RMB2.80156 billion. The total cost of the acquisition is in line with the difference between identifiable fair value of assets and liabilities.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period (continued)

2.	Combination in current period (continued)

(4)	The identifiable assets and liabilities at the acquisition date (continued):

2)	Syntech and Syntech II

Unit: AUD

		August 1, 2011
		The		The
	Carrying	identifiable	Carrying	identifiable
	amounts of	fair value of	amounts of	fair value of
Items	Syntech	Syntech	Syntech II	Syntech II

Bank balance and cash	7,895,398	7,895,398	3,312	3,312
Accounts receivable	2,820,467	2,820,467	—	—
Other receivables	14,588,272	14,588,272	7	7
Prepayment	557,122	557,122	23,978	23,978
Inventories	12,983,106	17,332,511	—	—
Fixed assets	132,136,494	130,345,587	—	—
Intangible assets	18,461,957	34,798,512	—	—
Construction in progress	37,341,982	12,907,084	17,526,701	22,800,000
Deferred tax assets	—	4,775,750	—	581,710
Accounts payable	13,154,348	13,154,348	—	—
Other payables	19,744,397	19,744,397	514,293	514,293
Provisions-land reclamation fees	2,173,157	2,173,157	—	—
Deferred tax liabilities	—	4,309,526	—	4,955,843
Net assets attributable to the shareholders of the parent company	191,712,896	186,639,275	17,039,705	17,938,871

Note1:	Fair value of the identifiable assets, liabilities of Syntech and Syntech II is determined on the basis of the evaluation report issued by American appraisal Australia Pty Limited.
Note2:	The total acquisition consideration for Syntech is AUD186.17 million. The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is the gains from the acquisition of a total amount of AUD0.47 million.

The total acquisition consideration for Syntech II is AUD22.31 million. The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is the goodwill from the acquisition of a total amount of AUD4.37 million.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period (continued)

2.	Combination in current period (continued)

(4)	The identifiable assets and liabilities at the acquisition date (continued):

3)	Premier Coal and Premier Char

Unit: AUD

		December 30, 2011
Items	Carrying amounts of Premier Coal	The identifiable fair value of Premier Coal	Carrying amounts of Wesfarmers Char	The identifiable fair value of Wesfarmers Char

Accounts receivable	6,121,032	6,121,032	—	—
Other receivables	7,726,388	7,726,388	—	—
Prepayment	84,621	84,621	—	—
Inventories	10,509,057	11,220,201	—	—
Construction in progress	25,832,655	50,832,655	93,823	800,000
Fixed assets	200,298,492	250,566,545	—	—
Intangible assets	—	42,198,542	—	—
Deferred tax assets	12,260,664	31,446,639	611,904	—
Accounts payable	1,505,869	1,505,869	—	—
Salaries and wages payable	19,493,836	19,493,836	—	—
Other payables	9,284,779	9,284,779	—	—
Provisions	25,732,596	25,732,596	—	—
Deferred tax liabilities	31,675,544	34,166,865	—	—
Net assets attributable to the shareholders of the parent company	175,140,287	310,012,679	705,727	800,000

Note1:	Fair value of the identifiable assets, liabilities of Premier Coal and Premier Char is determined on the basis of the evaluation report issued by Ernst & Young Australia Pty Limited.
Note2:	The total acquisition consideration for Premier Coal is AUD312.73 million. The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is the goodwill from the acquisition of a total amount of AUD2.72 million.

The total acquisition consideration for Premier Char is AUD0.8 million. The total cost of the acquisition is in line with the difference between identifiable fair value of assets and liabilities.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period (continued)

2.	Combination in current period (continued)

(5)	The operation conditions after acquisition date

Items (Xintai Company)	20 July 2011- 31 December 2011

Operating revenue	610,730,057
Net profit	84,554,373
Net cash flow generated from operating activities	409,333,556
Net cash flow	48,950,915

Unit: AUD

Items (Syntech)	1 August 2011- 31 December 2011

Operating revenue	60,604,174
Net profit	4,722,340
Net cash flow generated from operating activities	-12,171,446
Net cash flow	6,678,948

Unit: AUD

Items (Syntech II)	1 August 2011- 31 December 2011

Operating revenue	—
Net profit	-14,273
Net cash flow generated from operating activities	—
Net cash flow	—

iii.	Translation of financial statements denominated in foreign currency

Translation exchange rates of key overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.4093
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.5616
The equity	AUD	spot exchange rate on arising, except for retained earnings

Assets and liabilities	HKD	spot exchange rate on balance sheet date 0.8107
The income statement and cash flow statement	HKD	approximate spot exchange rate on transaction date, average of the year 0.8151
The equity	HKD	spot exchange rate on arising, except for retained earnings

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At December 31, 2011			At January 1, 2011
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	470,264	1.0000	470,264	483,056	1.0000	483,056
USD	20,264	6.3009	127,681	20,264	6.6227	134,202
AUD	8,935	6.4093	57,267	10,531	6.7139	70,704

Subtotal			655,212			687,962

Cash in bank
Including: RMB	15,082,483,618	1.0000	15,082,483,618	7,168,812,301	1.0000	7,168,812,301
USD	56,562,057	6.3009	356,391,865	56,078,834	6.6227	371,393,294
AUD	265,742,783	6.4093	1,703,225,219	189,332,602	6.7139	1,271,160,157
HKD	557,694	0.8107	452,123	7,124,320	0.8509	6,062,084
EUR	25,151	8.1625	205,295	25,178	8.8065	221,730
GBP	881	9.7116	8,556	1,040	10.2182	10,627

Subtotal			17,142,766,676			8,817,660,193

Other monetary assets
Including: RMB	560,024,710	1.0000	560,024,710	534,714,566	1.0000	534,714,566
USD	974,521	6.3009	6,140,359	5,416,460	6.6227	35,871,590
AUD	60,391,257	6.4093	387,065,683	208,713,939	6.7139	1,401,284,515
Subtotal			953,230,752			1,971,870,671

Total			18,096,652,640			10,790,218,826

(1)	As at the end of the reporting period, the bank balance and cash increased by 68% as compared with that of the beginning of the year, mainly due to the business accumulation, borrowed working capital and increase of fund recovery, decrease of bills settlement.
(2)	As at the end of the reporting period, the Group held RMB8,985.15 million of term deposits; RMB5.91 million of Letter of Credit deposit; RMB879.44 million of guarantee contract with priority to transfer money; RMB27.73 million of environmental guarantee deposits; RMB 53.13 million of other guarantee deposits; totalling RMB 9,951.36 million.
(3)	At the end of the current period, overseas cash and cash equivalent of the Group is RMB2,446.56 million, owned by the overseas subsidiaries of the Company.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2.	Notes receivable

(1)	Notes receivable by category

	At December 31,	At January 1,
Notes category	2011	2011

Bank acceptance bills	7,126,440,511	10,408,903,124
Commercial acceptance bills	20,000,000	—

Total	7,146,440,511	10,408,903,124

Note:	For the current period, notes receivable decreased by 31%, mainly due to decrease of sales settled by notes and increase of discounted notes.

(2)	Bills endorsed to other parties by the end of the year but still be immature (top five)

				Amount
Items	Drawer	Drawing date	Expiry date	(RMB)	Remark

Bank acceptance bills	Shandong Daotong Trade Co., Ltd	13th Dec. 2011	13th June 2012	20,000,000
Bank acceptance bills	Jiangsu Hantang International Trade Group Co., Ltd	19th Sept 2011	19th March 2012	20,000,000
Bank acceptance bills	Jiangsu Huihong International Group Co., Ltd	22nd Sept 2011	22nd March 2012	20,000,000
Bank acceptance bills	Shandong Rongxin Coal Chemical Co., Ltd	21st Dec. 2011	21st June 2012	20,000,000
Bank acceptance bills	Shandong Rongxin Coal Chemical Co., Ltd	21st Dec. 2011	21st June 2012	20,000,000

Total				100,000,000

(3)	As at the end of the reporting period, the amount of discounted immature bills of the Group was RMB 380.03million.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable

(1)	Accounts receivable by category

	At December 31,2011				At January 1, 2011
	Carrying		Bad debt		Carrying		Bad debt
	amount		provision		amount		provision
			Bad debt				Bad debt
	Amount		provision		Amount		provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	6,013,095	1	4,143,362	100	44,122,701	9	5,406,430	100
Risk-free portfolio	811,964,865	99	—	—	449,053,376	91	—	—
The subtotal of portfolio	817,977,960	100	4,143,362	100	493,176,077	100	5,406,430	100

Total	817,977,960	100	4,143,362	100	493,176,077	100	5,406,430	100

Note:	During the reporting period, the accounts receivable increased by 66%, mainly due to the increase of claims still in the normal credit period by Yancoal Australia.

1)	There was no individually significant amount of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting ageing analysis method.

	At December 31,2011			At January 1, 2011
	Amount		Bad debt	Amount		Bad debt
Items	RMB	%	provision	RMB	%	provision

Within 1 year	1,267,129	4	50,685	39,376,735	4	1,575,069
1 to 2 years	—	30	—	1,306,579	30	391,974
2 to 3 years	1,306,579	50	653,290	—	50	—
Over 3 years	3,439,387	100	3,439,387	3,439,387	100	3,439,387

Total	6,013,095	—	4,143,362	44,122,701	—	5,406,430

3)	Account receivables in the portfolio accruing the bad debt provision in other methods

Items	Carrying amount	Bad debt provision

Risk-free portfolio	811,964,865	—

Total	811,964,865	—

Note:	As at the end of the year, accounts receivable in risk-free portfolio included RMB 790.59 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB 20 million of letter of credit issued by the bank.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(2)	There is no bad debt provision to recover during the reporting period.

(3)	There is no write-off of accounts receivables during the reporting period.

(4)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of the reporting period; accounts receivables arising on related parties was RMB181.19 million, accounting for 22% of the total accounts receivables. See Note “IX, (3), 2”.

(5)	The five largest accounts receivables

	Relationship			Proportion of
	with the			total accounts
Items	Company	Amounts	Age	receivables (%)

Ashton Coal Mines Limited company	Joint venture	181,164,191	Within 1 year	22
Peabody Company (Wiki Stream)	Third party	94,248,289	Within 1 year	12
Hong Kong China East Mine Co., Ltd	Third party	80,166,114	Within 1 year	10
Korea Chubu Electric Power Company	Third party	69,556,069	Within 1 year	9
Haoli Resources Hong Kong Co., Ltd	Third party	69,481,619	Within 1 year	8

Total		494,616,282		61

(6)	Balance of foreign currency in accounts receivables

	At December 31,2011			At January 1, 2011
	Foreign	Exchange	RMB	Foreign	Exchange	RMB
Foreign currency	currency	rate	equivalent	currency	rate	equivalent

USD	101,484,196	6.3009	639,441,771	73,531,008	6.6227	486,973,807

Total			639,441,771			486,973,807

(7)	There were no accounts receivables to derecognize for the reporting period.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Prepayments

(1)	The ageing analysis of prepayments

	At December 31,2011		At January 1, 2011
Items	RMB	%	RMB	%

Within 1 year	724,285,025	88	242,331,377	100
1 to 2 years	99,689,145	12	391,194	—
2 to 3 years	196,194	—	369,866	—
Over 3 years	241,600	—	117,734	—

Total	824,411,964	100	243,210,171	100

Note:	By the end of the reporting period, prepayment of the Group increased by 239% comparing with the beginning of the reporting period, mainly because of the increased prepayment for methanol construction and equipments of Ordos Neng Hua and increased prepayment for tires of Yancoal Australia.

Prepayments with the age over 1 year are for equipments, of which the Group has not made the settlement.

(2)	Information of the top five prepayments

	Relationship
	with the
Items	Company	Amounts	Age	Reasons

The Goodyear Tire&Rubber Company	Third party	107,242,664	Within 1 year	Goods to arrival, under executing
Dongfang Boiler (Group), Inc	Third party	95,952,000	Within 1 year	Goods to arrival, under executing
Yankuang Group Boyang International Trade Co., Ltd	Under common control	71,437,021	Within 1 year	Goods to arrival, under executing
Linde Engineering Hangzhou (LEH)	Third party	65,910,000	Within 1 year	Goods to arrival, under executing
MAN Diesel & Turbo Schweiz AG	Third party	48,583,500	Within 1 year	Goods to arrival, under executing

Total		389,125,185

(3)	Prepayments due from shareholders of the Group holding more than including 5% of the total shares are not included by the end of the reporting period; accounts receivables arising on related parties is RMB86.02 million, accounting for 10% of the total prepayments. See Note “IX, (3), 4”.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Prepayments (continued)

(4)	Balance of foreign currency in prepayments

	At December 31,2011			At January 1, 2011
	Foreign	Exchange	RMB	Foreign	Exchange	RMB
Items	currency	rate	equivalent	currency	rate	equivalent

USD	1,331,899	6.3009	8,392,162	1,403,411	6.6227	9,294,370

Total			8,392,162			9,294,370

5.	Other receivables

(1)	Other receivables by category

	At December 31, 2011				At January 1, 2011
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision

Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	20,806,044	1	17,228,767	100	20,405,766	1	16,066,999	100
Risk-free portfolio	2,932,126,914	99	—	—	3,538,303,612	99	—	—
The subtotal of portfolio	2,952,932,958	100	17,228,767	100	3,558,709,378	100	16,066,999	100

Total	2,952,932,958	100	17,228,767	100	3,558,709,378	100	16,066,999	100

1)	There was no individually significant amount of other receivables that accrued the bad debt provision separately for the reporting period.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(1)	Other receivables by category (continued)

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting ageing analysis method.

	At December 31,2011			At January 1, 2011
	Amount		Bad debt			Bad debt
Items	RMB	%	provision	Amount	%	provision

Within 1 year	1,231,339	4	49,254	82,892	4	3,316
1 to 2 year	28,180	30	8,454	5,010,931	30	1,503,279
2 to 3 years	4,750,931	50	2,375,465	1,503,078	50	751,539
Over3 years	14,795,594	100	14,795,594	13,808,865	100	13,808,865

Total	20,806,044	—	17,228,767	20,405,766	—	16,066,999

3)	Other receivables in the portfolio accruing the bad debt provision in other methods

Items	Carrying amount	Bad debt provision

Risk-free portfolio	2,932,126,914	—

Total	2,932,126,914	—

Note:	As at the end of the reporting period, risk-free portfolio includes RMB2,439.88 million of investment prepayment. See Note “XI, (1), 2”.

(2)	There is no bad debt provision to recover during the reporting period.

(3)	As at the end of the reporting period, other receivables due from the controlling shareholder of the Company is RMB16.89million (at the end of last year: 16.89 million); other receivables due from related parties is RMB240.13million, accounting for 8% of the total other receivables. See note “IX, (3), 3”.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(4)	The five largest other receivables

	Relationship			Proportion
	with the			of other
Items	Company	Amounts	Age	receivables (%)	Nature or contents

Prepayment for investment	Third party	2,439,880,800	1 to 2 years	83	Prepayment for investment
Ashton Coal Mines Limited	Joint venture company	198,779,543	Within 1 year	7	Dealing amounts
Yankuang Group Corporation Limited	Parent company	16,894,070	Over 3 years	1	Guarantee deposit
Yankuang Guohong Chemical Co., Ltd	Under common control	9,346,832	Within 1 year	—	Prepayment for materials
Gladstone Port Group	Third party	9,138,758	Within 1 year	—	Loans

Total		2,674,040,003		91

(5)	There is no other receivables to derecognise for the reporting period.

6.	Inventory and provision for inventory impairment

(1)	Inventory by category

Items	At December 31, 2011	At January 1, 2011

Raw materials	228,637,959	293,536,949
Coal stock	964,985,927	1,263,790,633
Methanol stock	11,785,991	10,279,356
Low value consumables	185,837,371	78,508,574

Total	1,391,247,248	1,646,115,512

(2)	No provision for inventory impairment.

(3)	Inventory excludes the amount of capitalized interest.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At December 31, 2011	At January 1, 2011

Land subsidence, restoration, rehabilitation and environment costs (Note “IV, (21)”)	1,714,505,750	1,709,871,744
Environment management guarantee deposit (Note “XIV, (5)”)	777,093,497	254,193,496
Removal costs (note 2)	261,440,878	149,351,075
Hedging instrument-forward exchange contract (note 3)	104,909,672	239,475,434

TOTAL	2,857,949,797	2,352,891,749

(2)	Other current liabilities

Items	At December 31, 2011	At January 1, 2011

Land subsidence, restoration, rehabilitation and environment costs (Note “IV, (21)”)	2,975,149,069	2,297,502,144
Hedging instrument-interest rate swap (note 4)	179,617,737	153,908,651
Hedging instrument-forward exchange contract (note 3)	42,471,284	12,269,276
Deferred income	1,121,285	—

TOTAL	3,198,359,375	2,463,680,071

Note 1:

For the current reporting period, other current liabilities increased by 30%, mainly due to that actual accrued land subsidence, restoration, rehabilitation and environment costs exceed actual payment.

Note 2:

The overburden on the coal seam of open-pit owned by overseas subsidiaries shall be removed, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

Note 3:

To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company enter into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward foreign currency contract exchange rate on the balance sheet date and on the contracts signing date.

Note 4:

To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of 2011, the fair value of the Contracts was RMB179.62 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

8.	Available-for-sale financial assets

(1)	Available-for-sale financial assets by category

Items	Fair value at December 31, 2011	Fair value at January 1, 2011

Available-for-sale security	160,122,061	—
Available-for-sale equity instruments (Note 1)	173,495,575	194,259,526

Total	333,617,636	194,259,526

Note 1:	Available-for-sale equity instrument, mainly are shares of Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Company from the past years. The above fair value was recognized based on the closing price listed in Shanghai Stock Exchange on the balance sheet date.
Note 2:	Available-for-sale financial assets increased by 72% , which is mainly due to the addition of security investment.

(2)	Long-term securities investment included in available-for-sale financial assets

Securities project	Category	Face value	Initial capital-at cost	Maturity date	Balance at Jan 1, 2011	Interest incurred for this period	Accumulated interest received	Balance at Dec 31, 2011

NCIG long-term securities	Corporate securities	160,122,061	163,072,500	26th, Aug 2031	—	5,247,193	5,247,193	160,122,061

Total	—	160,122,061	163,072,500		—	5,247,193	5,247,193	160,122,061

Note:	NCIG (Newcastle Coal Infrastructure Group) long term securities are the long term securities issued by NCIG Holdings Pty Ltd with the annual interest rate of 12.50%.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

9.	Long-term accounts receivable

Items	At December 31, 2011	At January 1, 2011

Gladstone long-term securities	201,892,950	—
E class Wiggins Island Preference Securities	98,189,592	—

Total	300,082,542	—

Note:	During the reporting period, Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd.

1)	The purchasing price and face value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

2)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

3)	As WIPS and GiLTS have no active market and can not be traded, Yancoal Australia can only recognize them as long-term accounts receivable.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At December 31, 2011	At January 1, 2011

Equity investments under cost method	39,182,550	30,182,550
Equity investments under equity method	1,703,350,066	1,075,708,976

Long-term equity investments-Total	1,742,532,616	1,105,891,526

Less: provision for impairment	—	—

Long-term equity investments – Net	1,742,532,616	1,105,891,526

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(2)	Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Investment at cost	Opening balance	Addition	Reduction	Closing balance	Cash dividends

Under cost method
Yankuang Group Zoucheng Ziyuan	8.33	8.33	500,000	500,000	—	—	500,000	—
Construction Co., Ltd
Yankuang Group Zoucheng Huaming Company	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weiersen Floriculture Co., Ltd	—	—	100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—
Zoucheng Jianxincunzhen Bank of Shandong	9.00	9.00	9,000,000	—	9,000,000	—	9,000,000

Subtotal			39,182,550	30,182,550	9,000,000	—	39,182,550	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	947,855,961	25,814,781	—	973,670,742	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	127,102,408	43,124,083	—	170,226,491	—
Shaanxi Future Energy Chemical Corp. Ltd	25.00	25.00	540,000,000	—	540,000,000	—	540,000,000	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	570	—	570	570	—	—
Ashton Coal Mines Limited	90.00	50.00	18,736,595	750,607	18,702,226	—	19,452,833	—

Subtotal			1,583,737,165	1,075,708,976	627,641,660	570	1,703,350,066	—

Total			1,622,919,715	1,105,891,526	636,641,660	570	1,742,532,616	—

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(3)	Investment in joint venture and associates

Name of investees	Type of company	Registered location	Business nature	Registered capital	Shares proportion (%)	Ratio of voting share (%)

Associates

China HD Zouxian Co., Ltd.	Limited liability	Shandong	Electricity energy and related development	RMB 3 billion	30	30

Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB500 million	25	25

Shaanxi Future Energy Chemical Corp. Ltd	Limited liability	Shaanxi	Coal mining and liquefaction of coal	RMB 5.4 billion	25	25

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd	Limited liability	Australia	No operating company in Australia	—	90	50

Ashton Coal Mines Limited (Note)	Limited liability	Australia	Holding and sales of real-estate	AUD100	90	50

Name of investees		Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue of 2011	Net profit

Associates

China HD Zouxian Co., Ltd.		6,286,537,249	3,040,968,109	3,245,569,140	4,031,792,329	86,049,270
Yankuang Group Finance Co., Ltd		7,127,950,660	6,447,044,698	680,905,962	311,422,307	172,496,332
Shaanxi Future Energy Chemical Corp. Ltd		2,293,428,579	133,428,579	2,160,000,000	—	—

Joint venture entreprises
Australian Coal Processing Holding Pty Ltd		—	—	—	—	—
Ashton Coal Mines Limited		209,758,853	208,753,471	1,005,382	1,795,960,157	—

Total		15,917,675,341	9,830,194,857	6,087,480,484	6,139,174,793	258,545,602

Note:	There is difference between shares proportion and voting proportion of joint venture enterprises caused by the items as described in Note “VII, (1), 12, (2)”. The Group can not exercise control over the joint venture enterprises, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(4)	There is no indication that the company’s long-term equity investments may be impaired, so that no provision for impairment of long-term equity investments was accrued.

11.	Fixed assets

(1)	Fixed assets by category

				Foreign exchange
Items	At January 1, 2011	Addition		Reduction	translation difference	At December 31, 2011

Cost	33,252,380,319		5,673,818,810	1,684,783,421	-367,262,414	36,874,153,294
Land	258,378,070		105,667,488	1,413,362	-14,142,064	348,490,132
Buildings	4,147,063,705		369,197,591	7,982,578	-15,463,414	4,492,815,304
Mining structure	5,670,874,949		811,474,522	204,616,132	-60,964,402	6,216,768,937
Ground structure	1,687,274,025		158,156,160	23,788,906	—	1,821,641,279
Harbour works and craft	253,677,455		—	—	—	253,677,455
Plant, machinery and equipments	20,248,683,867		4,128,822,681	1,419,439,320	-276,692,534	22,681,374,694
Transportation equipment	438,608,341		63,652,844	26,521,781	—	475,739,404
Others	547,819,907		36,847,524	1,021,342	—	583,646,089

		Addition	Accrued

Accumulated depreciation	14,821,574,463	2,319,276	2,199,391,013	1,383,529,115	-56,334,392	15,583,421,245
Land	—	—	—	—	—	—
Buildings	2,006,646,958	—	99,245,978	5,139,886	-924,560	2,099,828,490
Mining structure	2,161,812,813	2,319,276	178,794,825	54,357,503	-9,056,877	2,279,512,534
Ground buildings	731,701,054	—	301,382,588	23,199,034	—	1,009,884,608
Harbour works and craft	83,168,822	—	5,701,542	—	—	88,870,364
Plant, machinery and equipments	9,397,753,396	—	1,509,645,473	1,274,635,656	-46,352,955	9,586,410,258
Transportation equipment	336,088,622	—	37,070,453	25,160,452	—	347,998,623
Others	104,402,798	—	67,550,154	1,036,584	—	170,916,368

Provision for impairment	97,558,627		281,994,095	—	—	379,552,722
Land	—		—	—	—	—
Buildings	15,886,116		49,296,192	—	—	65,182,308
Mining structure	—		—	—	—	—
Ground buildings	5,945,342		18,452,271	—	—	24,397,613
Harbour works and craft	—		—	—	—	—
Plant, machinery and equipments	75,568,475		214,105,782	—	—	289,674,257
Transportation equipment	74,828		139,850	—	—	214,678
Others	83,866		—	—	—	83,866

Net book value	18,333,247,229		—	—	—	20,911,179,327
Land	258,378,070		—	—	—	348,490,132
Buildings	2,124,530,631		—	—	—	2,327,804,506
Mining structure	3,509,062,136		—	—	—	3,937,256,403
Ground structure	949,627,629		—	—	—	787,359,058
Harbour works and craft	170,508,633		—	—	—	164,807,091
Plant, machinery and equipments	10,775,361,996		—	—	—	12,805,290,179
Transportation equipment	102,444,891		—	—	—	127,526,103
Others	443,333,243		—	—	—	412,645,855

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets (continued)

(1)	Fixed assets by category (continued)

Note:

1.	During the reporting period, the purchase of Anyuan Coal Mine, Xintai Company, 30% equity interests of Ashton Joint Venture, Syntech, Syntech II, Premier and Premier Charcoal made the cost and the net book value of fixed assets increase by RMB 3,211.75 million and RMB 3,139.65 million, respectively. The reduction of fixed assets during the reporting period is mainly due to the disposal of machineries and equipments.

2.	During this reporting period, the impairment loss of fixed assets was due to Shanxi Tianhao Chemicals Co., Ltd, a subsidiary of the Company, which has constantly made losses. According to the estimation made on the fixed assets of this subsidiary between the present value of future cash flow and their net book values from the assessment report “Zhongtong Ping Bao Zi No.[2012] 023” prepared by Zhongtongcheng Assets Appraisal Co., Ltd, the impairment loss of fixed assets is recognized as RMB281,994,095.

(2)	Among the increased amount of fixed assets, RMB 2,174.97 million is transferred from construction in progress. Among the increased amount of accumulated depreciation, RMB2,199.39 million is accrued in current period.

(3)	There is no provision and depreciation of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(4)	As at the end of the reporting period, the cost of the fully depreciated fixed assets still in use is RMB 5,138.26 million in the Group.

(5)	By the end of the reporting period, RMB2,699.9 million included in fixed assets is pledged as collateral.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Construction in progress

(1)	Construction in progress by category

	At December 31, 2011			At January 1, 2011
Items	Book value	Provision for impairment	Net book value	Book balance	Provision for impairment	Net book value

1. Weijian construction	334,072,314	—	334,072,314	532,676,319	—	532,676,319
2. Technical revamping	295,836,690	—	295,836,690	71,639,943	—	71,639,943
3. Infrastructure construction	10,818,451,572	—	10,818,451,572	308,617,173	—	308,617,173
4. Safety construction	5,464,490	—	5,464,490	—	—	—
5. Exploration construction	626,494,494	—	626,494,494	114,638,016	—	114,638,016

TOTAL	12,080,319,560	—	12,080,319,560	1,027,571,451	—	1,027,571,451

Note 1:	As at the end of this reporting period, the balance of construction in progress increased by 1076%, mainly due to the addition of infrastructure construction amounting to RMB10,509.83 million, among which, Zhuan Longwan coal project and Canada potash project are amounting to RMB7,907.92 million and RMB1,645.23 million, respectively.

the Zhuan Longwan coal project and Canada Potash project, amounting to RMB7,907.92 million and RMB1,645.23 million, respectively.

1)	Referring to Note “XIV, (6), 2”, the subsidiary of the Company Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine field of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. The year end balance includes the project expense of coal mining and coal preparation plants totaling up to RMB29.02 million beside the value of mining rights. By the end of the reporting period, the residual payment of mining rights have not been settled, and the mining tenements will not be obtained until the settlement of the residual payment.

2)	Referring to Note “XIV, (6), 4”, during the reporting period, the Canada Company, which is a subsidiary of the Company, invested USD260 million to acquire nineteen exploration rights of potash mines in the Province of Saskatchewan, Canada.

Note 2:	Exploration construction increased by RMB511.86 million, mainly due to the acquisition of 30% equity interest of Ashton Joint Venture amounting to RMB971.1 million, acquisition of Syntech and Syntech II, amounting to RMB 164.04 million, and acquisition of Premier and Premier Char amounting to RMB 234.3 million.
Note 3:	By the end of the reporting period, RMB626.04 million included in construction in progress is pledged as collateral.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Construction in progress (continued)

(2)	Changes of significant construction in progress

			Reduction
Items	At January 1, 2011	Addition	Transferred into Fixed assets	Others	At December 31, 2011

Zhuan Longwan coal project	—	7,908,014,335	96,520	—	7,907,917,815
Canada potash project	—	1,645,226,939	—	—	1,645,226,939
Ordos methanol project	121,390,054	429,628,282	1,281,300	13,846,154	535,890,882
Wanfu coal mine project	50,768,424	53,966,701	307,539	—	104,427,586
Zhaolou power plant project	32,039,515	96,626,913	1,778,319	—	126,888,109
Peabody Longwall project	—	100,040,371	—	—	100,040,371

Total	204,197,993	10,233,503,541	3,463,678	13,846,154	10,420,391,702

Items	Budgeted amount	Investment/ budgeted amount (%)	Accumulated amount of captitalized interests	Including: capitalized interests in 2011	Ratio of interests capitalization of 2011 (%)	Capital sources

Zhuan Longwan coal project	10,082,224,900	78	—	—	—	Self-raised
Canada potash project	1,888,319,434	87	—	—	—	Self-raised
Ordos methanol project	5,114,900,000	11	—	—	—	Self-raised
Wanfu coal mine project	3,309,000,000	3	—	—	—	Self-raised
Zhaolou power plant project	1,767,000,000	7	—	—	—	Self-raised
Peabody longwall project	988,701,888	10	—	—	—	Self-raised

Total	23,150,146,222	—	—	—

13.	Construction materials

Items	At January 1, 2011	Addition	Reduction	At December 31, 2011

Construction materials	14,381,552	229,671,051	229,209,901	14,842,702
Construction equipments	3,286,113	69,475,352	56,042,976	16,718,489

TOTAL	17,667,665	299,146,403	285,252,877	31,561,191

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Intangible assets

(1)	Intangible assets

Items	At January 1, 2011	Addition	Decrease and transfer	Foreign exchange translation difference	At December 31, 2011

Cost	20,681,389,395	5,994,240,116	3,661,658	-884,003,280	25,787,964,573
Mining rights	15,685,134,876	5,984,821,331	—	-704,053,488	20,965,902,719
Unproved mining equity interests	3,772,910,084	—	—	-171,171,512	3,601,738,572
Land use rights	906,862,368	5,719,643	—	-80,881	912,501,130
Patents and know-how	167,847,500	—	—	-7,615,000	160,232,500
Water access right	132,619,511	—	—	-365,520	132,253,991
Software	12,449,559	3,699,142	177,042	-635,998	15,335,661
Rail access right	3,565,497	—	3,484,616	-80,881	—

Accumulated amortization	562,380,760	731,537,188	745,196	-20,716,586	1,272,456,166
Mining rights	399,304,126	702,795,358	—	-20,393,657	1,081,705,827
Unproved mining equity interests	—	—	—	—	—
Land use rights	160,500,264	19,613,504	—	-13,238	180,100,530
Patents and know-how	—	—	—	—	—
Water access right	—	—	—	—	—
Software	2,324,599	8,804,067	174,877	-303,980	10,649,809
Rail access right	251,771	324,259	570,319	-5,711	—

Net book value	20,119,008,635	—	—	—	24,515,508,407
Mining rights	15,285,830,750	—	—	—	19,884,196,892
Unproved mining equity interests	3,772,910,084	—	—	—	3,601,738,572
Land use rights	746,362,104	—	—	—	732,400,600
Patents and know-how	167,847,500	—	—	—	160,232,500
Water access right	132,619,511	—	—	—	132,253,991
Software	10,124,960	—	—	—	4,685,852
Rail access right	3,313,726	—	—	—	—

Note 1:	By the end of the reporting period, intangible assets increased by 22%, mainly due to the following reasons:

1)	The cost of intangible asset and the net book value were increased by RMB 1,258.43 million and RMB 1,102.16 million, respectively, which was due to the purchase of Anyuan Coal Mine.

2)	The cost of intangible asset and the net book value were increased by RMB 3,333.97 million and RMB 3,153.78 million, respectively, which was due to the purchase of Xintai Company.

3)	The cost of intangible asset and the net book value were increased by RMB 1,392.32 million and RMB 1,382.18 million, respectively, which was due to the purchase of 30% equity interests of Ashton Joint Venture, Syntech, Syntech II, Premier Coal and Premier Char.

Note 2:	By the end of the reporting period, RMB 2,095.99 million included in the intangible assets is pledged as collateral.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15.	Goodwill

Items	At December 31, 2011	At January 1, 2011

Acquisition of Xintai (note 1)	653,836,286	—
Acquisition of Yancoal Resources (note 2)	628,202,015	658,057,122
Acquisition of Yancoal Syntech II (note 1)	28,035,135	—
Acquisition of Premier (note 1)	17,434,746	—
Acquisition of Yanmei Shipping	10,045,361	10,045,361

Total	1,337,553,543	668,102,483

Note 1:	During the reporting period, the Group acquired Xintai, Syntech II and Premier, which accordingly increase the goodwill amounting to RMB 653.84 million, RMB 28.04 million, RMB 17.43 million respectively. The goodwill arises from the deferred tax liabilities recognized from the fair value uplift of assets from acquisition, which leads to the goodwill, i.e. the difference between the total acquisition cost and the fair value of net identifiable assets and liabilities. See Note “ VII, (2), 2, (4)”.
Note 2:	Goodwill arising from the reason stated in the above note 1 is amounting to RMB450.2 million. Goodwill reduced by RMB29.86 million due to the foreign exchange rate fluctuation.
Note 3:	By the end of the reporting period, the Group confirms that after testing, there is no indication of impairment on cash generating units which include the goodwill.

16.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items		At December 31, 2011	At January 1, 2011

1.	Deferred tax assets	2,037,562,403	1,751,958,422
	Deferred tax assets of the Company	1,601,526,412	1,214,315,872
	Deferred tax assets of Yancoal Australia	380,915,691	534,480,749
	Deferred tax assets of Hua Ju Energy Co., Ltd.	6,393,207	3,161,801
	Deferred tax assets of Heze Neng Hua	48,727,093	—
2.	Deferred tax liabilities	3,859,784,843	2,580,863,887
	Deferred tax liabilities of the Company	23,614,297	28,805,278
	Deferred tax liabilities of Yancoal Australia	3,018,875,190	2,552,058,609
	Deferred tax liabilities of Ordos Neng Hua	817,295,356	—

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Temporary differences

1)	Temporary differences of the Company and its domestic subsidiaries

Items		At December 31, 2011	At January 1, 2011

1.	Deductible temporary differences items
	Land subsidence, restoration, rehabilitation and environmental costs	2,790,537,981	2,238,201,862
	Wei jian fees	1,033,399,099	801,427,315
	Accrued and unpaid salaries and social insurance	681,119,134	628,910,704
	Safety fees	618,856,781	—
	Development funds	611,512,916	611,512,916
	Mining royalties	552,685,175	412,918,565
	Hedging instrument liability	194,640,758	155,317,423
	Differences of the depreciation of fixed assets	114,776,857	—
	Bad debt provision	17,916,274	19,186,352
	Others	11,141,873	2,435,556

	Total	6,626,586,848	4,869,910,693

2.	Taxable temporary differences items
	Amortization and recognition of assets	3,269,181,423	—
	Fair value adjustment of available-for-sale financial assets	94,457,188	115,221,110

	Total	3,363,638,611	115,221,110

2)	Temporary differences of overseas subsidiaries

Items		At December 31, 2011	At January 1, 2011

1.	Deductible temporary differences items
	Amortization of assets	500,251,112	3,239,030
	Reclamation costs	331,000,607	155,812,610
	Accrued and unpaid salary expenses	307,409,063	129,543,000
	Accrued expenses	58,501,507	173,085,214
	Un-recouped loss	—	1,211,592,117
	Others	72,556,681	108,330,524

	Total	1,269,718,970	1,781,602,495

2.	Taxable temporary differences items
	Assets amortization and recognition	7,592,378,926	5,443,426,962
	Unrealized foreign currency profit and loss	2,346,959,547	2,739,050,404
	Hedging instrument asset	47,122,540	224,819,797
	Others	76,456,287	99,564,866

	Total	10,062,917,300	8,506,862,029

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Other non-current assets

Items	At December 31, 2011	At January 1, 2011

Prepayment for investment	117,925,900	117,925,900

Total	117,925,900	117,925,900

Note:	For prepayment for investment, please refer to Note “XI,(1),1”.

18.	Provision for impairment of assets

	At January 1,	Provision of	Decrease		At December 31,
Items	2011	the year	Reversal	Others	2011

Bad debt provision	21,473,429	1,194,609	1,295,909	—	21,372,129
Provision for impairment of fixed assets	97,558,627	281,994,095	—	—	379,552,722

Total	119,032,056	283,188,704	1,295,909	—	400,924,851

Note:	For the reason of changes for the impairment of fixed assets for the year of 2011, please refer to Note “VIII, (11)”.

19.	Short-term loans

Items	At December 31, 2011	At January 1, 2011

Debt of honor	11,892,000,000	134,278,000
Guaranteed loan (note 2)	1,279,082,700	161,133,600

Total	13,171,082,700	295,411,600

Note 1:	During the reporting period, the short-term loans increased by 4359%, mainly due to:

(1)	RMB6,079.08 million of borrowed working capital for the development of the business of the Company.

(2)	To reduce the financial cost, the Company raised RMB832 million and RMB6.26 billion, respectively from Zoucheng Kuangqu Branch of China Construction Bank and Jining branch of Bank of China, for payment of 2010 H share dividends and capital increase of Yancoal Australia. The financing period was within 1 year and 9 months respectively with annual interest rates of 2.52%.

Note 2:	It was guaranteed by Yankuang Group, the controlling shareholder of the Company.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

20.	Notes payable

Items	At December 31, 2011	At January 1, 2011

Commercial acceptance bills	240,824,185	126,958,580

Total	240,824,185	126,958,580

Note:	All of the notes payable will be due within 6 months.

21.	Accounts payable

(1)	Accounts payable

Items	At December 31, 2011	At January 1, 2011

Total	2,052,585,239	1,516,920,701
Including: over 1 year	110,668,165	148,450,510

Note:	During the reporting period, the accounts payable increased by 35%, mainly due to the failure of timely payment of goods by Yancoal Australia.

(2)	Large amount accounts payable with the age over 1 year mainly is payable for equipments and materials, and there is no large amount of subsequent payments after the period end.

(3)	Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB340 thousand.

(4)	Foreign currency balance in accounts payable

	At December 31, 2011			At January 1, 2011
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

USD	20,134,728	6.3009	126,866,908	713,013	6.6227	4,722,071

Total			126,866,908			4,722,071

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

22.	Advances from customers

(1)	Advances from customers

Items	At December 31, 2011	At January 1, 2011

Total	1,629,850,119	1,473,772,452
Including: over 1 year	40,573,221	40,068,591

(2)	Advances with the age over 1 year are RMB40.57 million, mainly due to the unrealized sales, caused by the decline of demand by customers or disagreement on the price after receiving the advances from customers.

(3)	Advances from shareholders of the Company holding more than 5% (including 5%) shares are excluded for the reporting period.

23.	Salaries and wages payable

Items	At January 1, 2011	Addition for this period	Payment for the period	Difference foreign currency translation	At December 31, 2011

Salary (including bonus, allowance and subsidies)	498,228,191	5,342,631,788	5,164,175,324	-546,601	676,138,054
Staff welfare	—	767,691,760	767,691,760	—	—
Social insurance	53,348,018	1,431,032,632	1,456,483,978	—	27,896,672
including 1. Medical insurance	37,625,763	403,671,185	438,303,495	—	2,993,453
2. Basic pension insurance	5,303,204	857,225,209	854,490,419	—	8,037,994
3. Unemployment insurance	7,031,681	87,267,537	83,126,481	—	11,172,737
4. Injury insurance	96,298	39,855,430	39,951,728	—	—
5. Maternity insurance	3,291,072	43,013,271	40,611,855	—	5,692,488
Housing fund	9,898,422	219,025,616	218,943,130	—	9,980,908
Union fund and Staff education fund	140,523,558	184,314,057	293,784,120	—	31,053,495
Compensation for severing labour relations	2,435,556	13,282,115	8,142,455	-175,827	7,399,389
Others	119,220,932	286,303,966	101,142,760	-9,706,629	294,675,509

Total	823,654,677	8,244,281,934	8,010,363,527	-10,429,057	1,047,144,027

Note:	During the reporting period, salary and wages payables increased by 27%, mainly due to that wages and salaries accrued by the enterprises in December are unpaid; there is no payment in arrears the balance at the end of period, all of which has been released in January 2012.

“Others” are employees benefits accrued for overseas subsidiaries, such as annual leave, sick leave, etc.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24.	Taxes payable

Items	At December 31, 2011	At January 1, 2011

Value added tax	308,328,541	82,953,456
Business tax	16,277,030	11,856,854
Income tax	2,108,531,248	1,062,374,981
Price reconciliation fund	47,072,184	36,030,697
Goods and service tax	-43,574,068	-26,592,549
Others	93,644,968	180,505,757

Total	2,530,279,903	1,347,129,196

Note:	During the reporting period, tax payables increased by 88%, mainly due to the accrued and unpaid enterprise income tax by the end of 2011.

25.	Interest payable

Item	At December 31, 2011	At January 1, 2011

Interest of long-term borrowing with instalment payment of interest and principal due at maturity	9,420,903	12,732,426
Interest for fund occupancy	243,048,000	—

Total	252,468,903	12,732,426

Note:	Referring to Note “XIV, (6), 2”, according to the relevant agreement, the consideration of the mining rights of Zhuan Longwan is paid in three instalments. Meanwhile, interest for fund occupancy is needs to be paid for the unpaid instalments. During the year of 2011, total interest for fund occupancy is accrued amounting to RMB243.05 million.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

26.	Other payable

(1)	Other payables

Items	At December 31, 2011	At January 1, 2011

Total	2,680,447,553	2,466,223,721
Including: ageing over 1 year	769,367,652	701,072,332

(2)	As at December 31, 2011, other payable due to the controlling shareholder of the Company is totaling up to RMB778.05 million.

(3)	Other payables with large amount by the end of the reporting period

Item	Payable RMB	Aging	Nature/Content

Yankuang Group Co., Ltd	778,053,137	Within 1 year	Material and project funds
Mining rights	552,685,175	1 to 4 years	Compensation fees for mining rights
Yankuang Group Donghua Construction Co., Ltd	136,290,525	Within 1 year	Project funds
The fund settlement centre of the Ministry of Railways	34,329,003	Within 1 year	Freight
Yankuang Donghua Thirty-seven Chu	26,088,284	Within 1 year	Project funds

Total	1,527,446,124

(4)	Foreign currency balance in other payables

	At December 31, 2011			At January 1, 2011
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

USD	—	—	—	14,772,500	6.6227	97,833,836

Total			—			97,833,836

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At December 31, 2011	At January 1, 2011

Long-term borrowing due within one year	6,417,413,500	236,844,800
Long-term payable due within one year (note 1)	2,340,000,000	86,026,208
Provisions due within one year	5,586,699	3,218,442
Deferred income due within one year	3,204,650	3,178,435

Total	8,766,204,849	329,267,885

(2)	Long-term borrowing due within one year

Loan by category	At December 31, 2011	At January 1, 2011

Guaranteed loan (note 2)	6,417,413,500	22,000,000
Mortgaged loan	—	214,844,800

Total	6,417,413,500	236,844,800

Note1:	It is the payment for the third instalment of the mining rights of Zhuan Longwan, which is up to be paid by November 30, 2012. See Note “XIV, (6), 2”.
Note 2:	Yancoal Australia Pty Ltd borrowed USD3.04 billion from the syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 31 December 2011, USD1,015 million of borrowing due within the following year was recognized as other non-current liabilities due within one year; USD2,025 million due over 1 year is recognized as long-term loan.

Heshun Tianchi, a subsidiary of the Company borrowed RMB132 million from Taiyuan branch of China Development Bank, which was guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 31 December 2011, RMB22 million of borrowing due the next year was recognized as other non-current liabilities due within the following year; RMB110 million due over 1 year is recognized as long-term loan

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28.	Long-term loan

(1)	Long-term loan by category

Loan category	At December 31, 2011	At January 1, 2011

Debt of honour	—	657,962,200
Guaranteed loan	14,869,322,500	20,265,008,000
Mortgaged loan	—	738,529,000

Total	14,869,322,500	21,661,499,200

(2)	Five largest long-term borrowings

Lender	Beginning day	Expiration date	Interest rate %	At December 31, 2011		At January 1, 2011
				USD	RMB	USD	RMB
Sydney branch of BOC (note1)	2009-12-16	2014-12-16	Libor+0.75%	1,597,241,380	10,064,058,211	2,400,000,000	15,894,480,000
Hong Kong branch of CDB (note1)	2009-12-16	2014-12-16	Libor+0.75%	199,655,172	1,258,007,273	300,000,000	1,986,810,000
Hongkong branch of CCB (note1)	2009-12-16	2014-12-16	Libor+0.75%	133,103,448	838,671,516	200,000,000	1,324,540,000
Sydney branch of BOC (note1)	2009-12-9	2014-12-16	Libor+0.8%	95,000,000	598,585,500	140,000,000	927,178,000
Tiexi branch of BOC (note1)	2011-9-29	2016-9-29	6.9	—	2,000,000,000	—	—

Note 1:	See Note “VIII, (27)”.
Note 2:	To fulfill the acquisition payment of Zhuan Longwan coal mine field, the Company borrowed RMB3,900 million from Tiexi branch of BOC. As at 31 December 2011, the total amount of borrowing received is RMB2 billion. This borrowing was guaranteed by Yankuang Group, the controlling shareholder of the Company before acquiring the mining rights of Zhuan Longwan. Once upon getting the mining rights, mining rights of Zhuan Longwan will be pledged as collateral.

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29.	Long-term payables

(1)	The breakdown of long-term payables

Lender	Expiration (Year)	Amount at 1 January 2011	Interest rate %	Accrued Interest	Amount at 31 December 2011	Loan condition

Total		752,325,971	—	—	8,158,667	—
Including:
Commonwealth Bank of Australia	2014	710,504,443	—	—	—	Mortgage
Caterpillar Finance Corporation	2014	2,493,166	—	—	—	Mortgage
Komatsu Australia Finance Limited	2014	26,337,414	—	—	—	Mortgage
Deferred payment for acquisition of Minerva	2016	12,990,948	—	—	8,158,667	Unsecured and interest-free

(2)	The breakdown of financial lease payables included in long-term payables

	Amount at 31 December 2011		Amount at 1 January 2011
Items	Foreign currency	RMB	Foreign currency	RMB

Commonwealth Bank of Australia	—	—	105,825,890	710,504,443
Caterpillar Finance Corporation	—	—	371,344	2,493,166
Komatsu Australia Finance Limited	—	—	3,922,819	26,337,414

Note:	Financial lease payables have been fully settled by December 31, 2011.

30.	Provisions

Items	At January 1, 2011	Additions	Carry forward	At December 31, 2011

Reclamation, restoration and environment recovery expense	152,594,177	172,819,738	—	325,413,915

Total	152,594,177	172,819,738	—	325,413,915

Note:	Reclamation, restoration and environment recovery expense accrued for the restoring of coal mines are based on the accounting policy as stated in Note “IV ,(19)”. The obligation of restoring coal mines will be exercised when mining areas become out of use or coal resource dry up.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

31.	Share capital

	At January 1, 2011		At December 31, 2011
Shareholders names/Category	Amount	%	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53	2,600,000,000	53
Shares held by management	21,800	—	21,800	—
Subtotal	2,600,021,800	53	2,600,021,800	53

Shares without trading conditions
A shares	359,978,200	7	359,978,200	7
H shares	1,958,400,000	40	1,958,400,000	40
Subtotal	2,318,378,200	47	2,318,378,200	47

Total share capital	4,918,400,000	100	4,918,400,000	100

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the liquefaction of coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

32.	Capital reserves

Items	At January 1, 2011	Addition	Reduction	At December 31, 2011

Share premium	2,563,038,423	—	—	2,563,038,423
Other capital reserves	1,939,340,698	—	154,333,424	1,785,007,274

Total	4,502,379,121	—	154,333,424	4,348,045,697

Note:	The decrease in other capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedge reserve held by the Group.

33.	Special reserves

Items	At January 1, 2011	Addition	Reduction	At December 31, 2011

Wei jian fees	830,028,905	251,223,736	7,257,290	1,073,995,351
Safety fees	431,555,903	376,092,378	146,241,215	661,407,066
Specific fund for reform and development	611,512,916	—	—	611,512,916
Environmental guarantee deposit	31,452,820	4,228,382	—	35,681,202
Production reforming fund	15,856,410	2,089,894	—	17,946,304

Total	1,920,406,954	633,634,390	153,498,505	2,400,542,839

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII._NOTES	TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

34.	Surplus reserves

Items	At January 1, 2011	Addition	Reduction	At December 31, 2011

Statutory surplus reserve	3,895,859,339	676,465,052	—	4,572,324,391

Total	3,895,859,339	676,465,052	—	4,572,324,391

35.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)

Closing balance of last period	21,292,197,345
Add: adjustment from opening balance of retained earnings	—
Opening balance	21,292,197,345
Add: net profit attributable to shareholders of parent company	8,622,788,753
Less: Appropriations to statutory surplus reserve	676,465,052	10%
Distribution of dividend of common shares	2,901,856,000
Closing balance	26,336,665,046

Note:	On 20 May 2011, as approved at the 2010 annual general meeting of the Company, the Company made a cash dividend payment at RMB5.9 per ten shares (tax included), i.e. the sum of RMB2,901.86 million, on the basis of total capital on December 31, 2010.

36.	Minority interest

Subsidiary	Proportion of minority interest (%)	At December 31, 2011	At January 1, 2011

Heze Neng Hua	1.67	50,173,324	44,900,658
Hua Ju Energy	4.86	38,172,787	35,990,893
Subsidiaries of Yancoal Resources	—	—	—
Zhongyan Company	47.62	3,661,224	3,596,999
Yanmei Shipping	8.00	1,361,663	1,403,755
Shanxi Tianchi (note)	18.69	13,335,122	—
Shanxi Tianhao	0.11	—	—
Xintai Company	20.00	559,480,205	—

Total		666,184,325	85,892,305

Note:	As at the end of the reporting period, the net assets of Shanxi Tianchi is RMB71.35 million (RMB-17.03 million at the beginning of the year), and accordingly RMB13.34 million was recognized as minority interests.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

37.	Operating revenue and operating cost

Items	2011	2010

Principal operating revenue	47,065,840,963	33,944,252,289
Other operating revenue	1,702,503,909	900,135,263

Total	48,768,344,872	34,844,387,552

Principal operating cost	27,229,505,076	17,868,291,683
Other operating cost	1,736,138,760	1,037,671,664

Total	28,965,643,836	18,905,963,347

Note:	During the reporting period, the operating revenue increased by 40% compared with that of last year, mainly due to that coal sales volume increased by 31% and sales unit price increased by 6%.

(1)	Principal operations – Classification by sector

	2011		2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	45,181,229,300	25,585,179,320	32,590,911,479	16,623,717,871
Coal chemical	1,059,323,213	930,820,380	629,290,238	724,470,918
Railway transportation	476,852,340	335,495,931	513,281,905	310,663,122
Electricity power	327,969,335	364,232,710	185,542,185	196,950,154
Heating supply	20,466,775	13,776,735	25,226,482	12,489,618

Total	47,065,840,963	27,229,505,076	33,944,252,289	17,868,291,683

(2)	Principal operations – Classification by product

	2011		2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Sales of coal produced by the Group	35,568,072,173	16,036,310,449	28,600,952,913	12,668,114,666
Sales of coal purchased from other companies	9,613,157,127	9,548,868,871	3,989,958,566	3,955,603,205
Sales of methanol	1,059,323,213	930,820,380	629,290,238	724,470,918
Revenue from railway transportation services	476,852,340	335,495,931	513,281,905	310,663,122
Sales of electricity power	327,969,335	364,232,710	185,542,185	196,950,154
Sales of heat	20,466,775	13,776,735	25,226,482	12,489,618

Total	47,065,840,963	27,229,505,076	33,944,252,289	17,868,291,683

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

37.	Operating revenue and operating cost (continued)

(3)	Principal operations – Classification by area

	2011		2010
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	38,301,176,497	23,212,360,879	28,633,684,923	15,170,508,668
International	8,764,664,466	4,017,144,197	5,310,567,366	2,697,783,015

Total	47,065,840,963	27,229,505,076	33,944,252,289	17,868,291,683

(4)	Total sales amount of the 5 largest customers in 2011 is RMB9,686.67 million, which accounts for 20% in total revenue.

38.	Operating taxes and surcharges

Items	Proportion		2011	2010

Business tax	3	%, 5%	22,261,064	20,911,799
City construction tax	7%		238,459,304	225,209,879
Education fee	3%		178,419,282	136,846,038
Local education fee	1	%, 2%	10,978,696	1,328,202
Resource tax			149,907,451	132,823,558
Water conservancy construction fund			241,405	—

Total			600,267,202	517,119,476

39.	Selling expenses

Items	2011	2010

Freight charge	1,159,028,986	918,388,424
Mining royalty (note 2)	697,051,091	448,283,882
Coal port dues, loading and transportation cost	123,956,094	195,230,053
Benefits, social insurance and welfare of employees	60,379,331	66,910,416
Others	398,304,661	145,623,580

Total	2,438,720,163	1,774,436,355

Note 1:	For the reporting period, selling expenses increased by 37% over the previous year, mainly due to the dramatic increase of freight and mining royalties caused by the significant increase of coal production and sales volume of Yancoal Australia.
Note 2:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

40.	Administrative expenses

Items	2011	2010

Benefits, social insurance and welfare of employees	1,766,514,478	1,541,507,240
Materials and repairing expenses	671,507,934	710,192,479
Taxes	266,387,393	105,715,855
Mineral resources compensation fees	263,237,897	226,577,559
Depreciation expense	225,584,426	295,552,496
Property management fees	140,002,800	140,000,000
Research and Development Costs	117,569,556	144,627,000
Business travel, office, conference and hospitality fees	118,631,842	89,842,115
Commission, consulting and service charges	140,335,057	117,510,823
Amortization, leasing fees, etc	58,243,636	74,015,671
Others	361,384,153	352,847,491

Total	4,129,399,172	3,798,388,729

41.	Finance costs

Items	2011	2010

Interest expenses	741,623,454	410,196,884
Less: interest income	357,708,657	188,415,835
Add: exchange gains or losses	-518,553,883	-2,665,420,659
Add: other expenses (note 2)	391,311,869	226,339,590

Total	256,672,783	-2,217,300,020

Note 1:	During the reporting period, finance cost increased by 112% over the previous year, mainly due to the decrease of unrealized foreign exchange gains of USD claims and liabilities accounted in AUD arising from significant exchange rates fluctuation.

Note 2:	“Other expenses” primarily include bank guarantee fees, handling fees for notes discounts, etc.

42.	Impairment loss

Items	2011	2010

Bad debt provision	-101,300	-4,884,918
Provision for impairment of fixed assets (Note “VIII, (11)”)	281,994,095	97,558,627

Total	281,892,795	92,673,709

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Investment income

(1)	Sources of investment income

Items	2011	2010

Long-term equity investment income under equity method	68,938,864	8,407,750
Investment income from disposal of long-term equity investments	—	118,087,932
Investment income from available-for-sale financial assets	2,433,305	4,504,096

Total	71,372,169	130,999,778

(2)	Long-term equity investment income under equity method

Items	2011	2010	Reasons of changes between two years

Total	68,938,864	8,407,750
Including:
China HD Zouxian Co., Ltd.	25,814,781	6,767,550	Profit increase for the period
Yankuang Group Finance Co., Ltd	43,124,083	2,102,408	Profit increase for the period
Ashton Coal Mines Limited	—	-462,131
Australian Coal Processing Holding Pty Ltd	—	-77

44.	Non-operating income

(1)	Non-operating income

Items	2011	2010

Gain on disposal of non-current assets	14,047,523	7,029,492
Including: gain on disposal of fixed assets	14,047,523	7,029,492
Government grants (2)	29,430,554	43,272,983
Acquisition gains (Note VII)	16,278,247	—
Resources compensation income	7,600,000	—
Unable settled payment over long-term	—	6,667,242
Others	23,117,288	18,253,674

Total	90,473,612	75,223,391

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44.	Non-operating income (continued)

(2)	Breakdown of government grants

Items	2011	2010	Sources and basis

Taxation reduction on product from comprehensive use of resources	21,958,901	20,460,814	Jiguoshui Liupizi (2011) NO.1
Mining safety subsidies	3,980,000	—	Caijianzi (2009) No. 15
Ultra-clean coal Government Grants	1,621,332	2,512,169
Technology Innovation Awards by Financial Bureau in Jining City	1,490,000	—	Jining City Financial Bureau
Mining emergency rescue equipment subsidy	280,321	—	State Administration of Work Safety (finance correspondence (2010) No.159)
Grants by Environmental Protection Bureau in Zoucheng City	100,000	—	Zouhuanzi (2011) No.56
Notice of Releasing Budget Guideline of National Subsidies for Mining Resources Protection Project	—	14,000,000	Jicaijianzhi (2010) NO.25
Notice of Releasing Budget Guideline of Subsidizing the Economization and Integrated Utilization of Mining Resources for the Year of 2010	—	5,000,000	Jicaijianzhi (2010) NO.125
Notice of Allocation of International Market Development Fund to SMEs & Municipal Subsidies on Investment Invitation For The Year 2009	—	300,000	Zoucaiqizi [2010] No.49
Others	—	1,000,000	Shandong Province Finance Bureau

Total	29,430,554	43,272,983

45.	Non-operating expenses

Items	2011	2010

Loss on disposal of non-current assets	122,674,436	25,458,938
Including: loss on disposal of fixed assets	122,674,436	25,458,938
Donation expenditure	16,880,552	12,815,925
Penalty, supplementary payment and overdue fines	8,049,015	18,099,933
Others	10,257,043	9,120,475

Total	157,861,046	65,495,271

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

46.	Income taxes

(1)	Income taxes

Items	2011	2010

Current tax expense	3,154,727,632	2,477,825,589
Deferred tax expense	300,870,405	622,934,749

Total	3,455,598,037	3,100,760,338

(2)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount

Total profit of the year	9,658,535,203
Add: increase of tax adjustment	3,409,363,670
Less: decrease of tax adjustment	846,245,346
Less: recoupment of prior year tax losses	217,985,728
Taxable income of the year	12,003,667,799
Statutory income tax rate	25%
Income tax payable of the year	3,000,916,950
Add: other adjustments	20,174,291
Current tax expense	3,021,091,241

(3)	Current tax expense (Overseas subsidiaries)

Items	Amount

Total profit of the year	2,842,273,653
Add: increase of tax adjustment	5,069,732,065
Less: decrease of tax adjustment	6,336,681,152
Less: recoupment of prior year tax losses	1,129,869,931
Taxable income of the year	445,454,635
Statutory income tax rate	30%
Income tax payable of the year	133,636,391
Add: other adjustments	—
Current tax expense	133,636,391

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

47.	Computation process of basic and diluted earnings per share

Items	No.	2011	2010

Net profit attributable to the Company’s shareholders	1	8,622,788,753	9,008,621,227
Extraordinary gain/(loss) attributable to the Company	2	-51,739,548	10,167,144
Net profit attributable to the Company’s shareholders net of extraordinary gain/(loss)	3=1-2	8,674,528,301	8,998,454,083
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing new shares or converting debt to equity (II)	6	—	—
Number of months from next month of shares added (II) to the end of the reporting period	7	—	—
Shares decreased by buy-back or shares shrink	8	—	—
Number of months from the next month of shares decreased to the end of the reporting period	9	—	—
Number of months in the reporting period	10	12	12
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	1.7532	1.8316
Basic earnings per share (II)	13=3÷11	1.7637	1.8295
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	25%	25%
Shares added through stock warrants and exercise of options	17	—	—
Diluted earning per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	1.7532	1.8316
Diluted earning per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	1.7637	1.8295

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

48.	Other comprehensive income

Items		2011	2010

1.	Gain (loss) generated by available-for-sales financial assets	-20,763,921	-87,270,180
	Less: income tax effect generated by available-for-sales financial assets	-5,190,980	-21,817,545
	Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	—	—

	Subtotal	-15,572,941	-65,452,635

2.	Gain (loss) generated by cash flow hedging instruments	-194,268,336	54,647,887
	Less: income tax effect generated by cash flow hedging instruments	-56,314,334	24,160,237
	Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	-806,481	-6,882,054

	Subtotal	-138,760,483	23,605,596

3.	Difference from translation of foreign financial statements	-569,305,084	173,461,575
	Less: amount transferred to profits and losses of the current period from disposal of foreign operations	—	—

	Subtotal	-569,305,084	173,461,575

Total		-723,638,508	131,614,536

Note:	Other comprehensive income decreased by 650%, mainly due to the substantial decrease of both fair value of cash flow hedging and the exchange rate of AUD.

49.	Cash flow

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

1)	CASH RECEIVED RELATING TO OPERATING ACTIVITIES

Items	2011

Interest income	339,084,724
Cash received from funds paid on other’s behalf	32,493,610
Sundry revenue	191,312,012

Total	562,890,346

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

49.	Cash flow (continued)

(1)	Cash received/paid relating to operating activities, investing activities and financing activities (continued)

2)	CASH PAID RELATING TO OTHER OPERATING ACTIVITIES

Items	2011

Payments for selling and administrative expenses	4,091,410,763
Sundry cash payment	1,778,740,840
Donation expenditure	16,880,552
Penalty and Overdue Fines	5,805,436

Total	5,892,837,591

3)	CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES

Items	2011

Decrease of restricted bank deposits	973,234,110
Recovery of borrowings to NCIG (Newcastle Coal Infrastructure Group)	165,950,430
Recovery of borrowings to Kores	79,192,147

Total	1,218,376,687

4)	CASH PAID RELATING TO OTHER INVESTING ACTIVITIES

Items	2011

Increase of restricted bank deposits	6,947,366,995
Purchase of Long-term Bonds of NCIG (Newcastle Coal Infrastructure Group)	169,817,115
Purchase of Bonds of Wiggins Island Coal Export Terminal Pty Ltd	206,690,400
Payment of Investment for Wiggins Island Coal Export Terminal Pty Ltd	100,522,806
Payment of Loans to Kores	79,192,147
Deferred Purchase Payment for Minerva	4,921,200
Others	37,980,752

Total	7,546,491,415

5)	CASH PAID RELATING TO OTHER FINANCING ACTIVITIES

Items	2011

Payment for finance lease	806,671,864

Total	806,671,864

Financial Statements and Notes (Under PRC CASs) Chapter 14

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

49.	Cash flow (continued)

(2)	SUPPLEMENTAL INFORMATION OF CONSOLIDATED CASH FLOW STATEMENT

Items		2011	2010

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	8,644,135,619	9,013,073,516
	Add: Provision of impairment of assets	281,892,795	92,673,709
	Depreciation of fixed assets	2,199,391,013	2,231,619,007
	Amortization of intangible assets	730,966,869	368,397,721
	Amortization of long-term deferred expenses	5,387,527	3,950,415
	Accrued special reserves	633,634,390	610,833,880
	Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	108,626,913	18,429,446
	Finance costs (“-” represents gain)	223,069,571	316,207,500
	Loss arising from investments (“-” represents gain)	-71,372,169	-130,999,778
	Deferred tax effect (“-” represents increase)	300,870,405	622,934,749
	Decrease in inventories (“-” represents increase)	254,868,264	-759,754,183
	Decrease in receivables under operating activities (“-” represents increase)	2,457,076,010	-9,379,472,103
	Increase in payables under operating activities (“-” represents decrease)	3,154,254,320	3,279,689,381
	Net cash flow from operating activities	18,922,801,527	6,287,583,260
2.	Changes in cash and cash equivalents
	Cash, closing	8,145,297,129	6,771,312,424
	Less: Cash, opening	6,771,312,424	8,522,398,899
	Net addition in cash and cash equivalents	1,373,984,705	-1,751,086,475

Chapter 14 Financial Statements and Notes (Under PRC CASs)

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

49.	Cash flow (continued)

(3)	Acquisition or disposal of subsidiaries and other operating entities

		2011
Items		Domestic (RMB)	Overseas (AUD)

Acquisition of subsidiaries and other operating entities
1.	Price of acquiring subsidiaries and other operating entities	2,801,556,419	753,009,720
2.	Cash and cash equivalent paid for acquiring subsidiaries and other operating entities	2,751,556,419	737,768,503
	Less: Cash and cash equivalent owned by subsidiaries and other operating entities	—	17,660,842
3.	Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary and other operating entities	2,751,556,419	720,107,661
4.	Net assets from acquisition of subsidiaries	2,684,650,168	748,396,194
	Current assets	—	95,822,834
	Non-current assets	3,501,945,524	805,816,552
	Current liabilities	—	73,518,120
	Non-current liabilities	817,295,356	79,725,072

(4)	Cash and cash equivalents

Items	2011	2010

Cash	8,145,297,129	6,771,312,424
Including: cash on hand	655,213	687,962
Bank deposits that can be readily drawn on demand	8,142,455,080	4,832,791,224
Other cash that can be readily drawn on demand	2,186,836	1,937,833,238
Cash equivalents	—	—
Cash and cash equivalents at year end	8,145,297,129	6,771,312,424
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Group	—	—

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Controlling shareholder and ultimate controlling party

(1)	Controlling shareholder and ultimate controlling party

Controlling shareholder and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Wang Xin	166122374

(2)	Registered capital of controlling shareholder and its changes.

Controlling shareholder	At January 1, 2011	Addition	Reduction	At December 31, 2011

Yankuang Group Co. Ltd	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity or interest of controlling shareholder

	Shareholding amount		Shareholding proportion
Controlling shareholder	At December 31, 2011	At January 1, 2011	At December 31, 2011	At January 1, 2011

Yankuang Group Co. Ltd	2,600,000,000	2,600,000,000	52.86	52.86

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Yanzhou Coal Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Li Weimin	75881603-8
Yancoal Australia Limited	limited liability	Australia	Investment and shareholding
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales
Yancoal Resources Limited	limited liability	Australia	Coal mining and sales
Syntech Holdings Pty Ltd	limited liability	Australia	Holding company and mining management
Syntech Holdings IIPty Ltd	limited liability	Australia	Holding company
Premier Coal Limited	limited liability	Australia	Coal mining and sales
Premier Char Pty Ltd	limited liability	Australia	Research and development of the technology and procedures in relation to processing coal char
Yancoal International (Holding) Co., Limited	limited liability	Hong Kong	Investment and shareholding
Yancoal International Technology Development Co., Limited	limited liability	Hong Kong	Development of mining technology
Yancoal International Trading Co., Limited	limited liability	Hong Kong	Transit trade of coal
Yancoal International Resources Development Co., Limited	limited liability	Hong Kong	Exploration and development of mining resources
Yancoal Luxembourg Energy Holding Co. Limited	limited liability	Luxembourg	Investment and shareholding
Yancoal Canada Resources Holding Co., Ltd	limited liability	Canada	Development and sales of mining resources
Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Yanzhou Coal Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Shanxi	Intensive coal products processing	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slurry and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol production, coal mining and sales	Wang Xin	69594585-1
Inner Mongolia Yize Mining	limited liability	Inner Mongolia	Investment	Wang Xin	76786334-6
Investment Co., Ltd
Inner Mongolia Rongxin	limited liability	Inner Mongolia	Methanol production	Yin Mingde	67067850-7
Chemicals Co., Ltd

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(1)	Subsidiaries (continued)

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Inner Mongolia Daxin Industrial Gas Co., Ltd	limited liability	Inner Mongolia	Industrial gas production	Yin Mingde	67691995-7
Inner Mongolia Xintai Coal Mining Co., Limited	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3

(2)	Registered capital of subsidiaries and its changes

Subsidiaries	At January 1, 2011		Addition		Reduction	At December 31, 2011

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd		2,100,000		—	—		2,100,000
Yanzhou Coal Yulin Neng Hua Co., Ltd		1,400,000,000		—	—		1,400,000,000
Yancoal Australia Limited	AUD	64,000,000	AUD	909,000,000	—	AUD	973,000,000
Austar Coal Mine Pty Limited	AUD	64,000,000		—	—	AUD	64,000,000
Yancoal Resources Limited	AUD	446,410,000		—	—	AUD	446,410,000
Syntech Holdings Pty Ltd		—	AUD	223,470,000	—	AUD	223,470,000
Syntech Holdings II Pty Ltd		—	AUD	6,320,000	—	AUD	6,320,000
Premier Coal Limited		—	AUD	8,780,000	—	AUD	8,780,000
Premier Char Pty Ltd		—	AUD	1,000,000	—	AUD	1,000,000
Yancoal International (Holding) Co., Limited		—	USD	2,800,000	—	USD	2,800,000
Yancoal International Technology Development Co., Limited		—	USD	1,000,000	—	USD	1,000,000
Yancoal International Trading Co., Limited		—	USD	1,000,000	—	USD	1,000,000
Yancoal International Resources Development Co., Limited		—	USD	600,000	—	USD	600,000
Yancoal Luxembourg Energy Holding Co. Limited		—	USD	500,000	—	USD	500,000
Yancoal Canada Resources Holding Co., Ltd		—	USD	290,000,000	—	USD	290,000,000
Yanmei Heze Neng Hua Co., Ltd		3,000,000,000		—	—		3,000,000,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd		600,000,000		—	—		600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd		90,000,000		—	—		90,000,000
Shanxi Tianhao Chemicals Co., Ltd		150,000,000		—	—		150,000,000
Shandong Yanmei Shipping Co., Ltd		5,500,000		—	—		5,500,000
Shandong Hua Ju Energy Co., Ltd		288,590,000		—	—		288,590,000
Yanzhou Coal Ordos Neng Hua Co., Ltd.		500,000,000		2,600,000,000	—		3,100,000,000
Inner Mongolia Yize Mining Investment Co., Ltd		136,260,000		—	—		136,260,000
Inner Mongolia Rongxin Chemicals Co., Ltd		3,000,000		—	—		3,000,000
Inner Mongolia Daxin Industrial Gas Co., Ltd		4,110,000		—	—		4,110,000
Inner Mongolia Xintai Coal Mining Co., Limited		—		5,000,000	—		5,000,000

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(3)	Changes in shareholding proportion or equity interest of subsidiaries

	Shareholding amount				Shareholding proportion (%)
Subsidiaries	At December 31, 2011		At January 1, 2011		At December 31, 2011	At January 1, 2011

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd		1,100,000		1,100,000	52.38	52.38
Yanzhou Coal Yulin Neng Hua Co., Ltd		1,400,000,000		1,400,000,000	100.00	100.00
Yancoal Australia Limited	AUD	973,000,000	AUD	64,000,000	100.00	100.00
Austar Coal Mine Pty Limited	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Yancoal Resources Limited	AUD	446,410,000	AUD	446,410,000	100.00	100.00
Syntech Holdings Pty Ltd	AUD	223,470,000		—	100.00	—
Syntech Holdings II Pty Ltd	AUD	6,320,000		—	100.00	—
Premier Coal Limited	AUD	8,780,000		—	100.00	—
Premier Char Pty Ltd	AUD	1,000,000		—	100.00	—
Yancoal International (Holding) Co., Limited	USD	2,800,000		—	100.00	—
Yancoal International Technology Development Co., Limited		—		—	100.00	—
Yancoal International Trading Co., Limited		—		—	100.00	—
Yancoal International Resources Development Co., Limited		—		—	100.00	—
Yancoal Luxembourg Energy Holding Co. Limited	USD	500,000		—	100.00	—
Yancoal Canada Resources Holding Co., Ltd	USD	290,000,000		—	100.00	—
Yanmei Heze Neng Hua Co., Ltd		2,950,000,000		2,950,000,000	98.33	98.33
Yanzhou Coal Shanxi Neng Hua Co., Ltd		600,000,000		600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd		73,180,000		73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd		149,790,000		149,790,000	99.89	99.89
Shandong Yanmei Shipping Co., Ltd.		5,060,000		5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.		274,590,000		274,590,000	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.		3,100,000,000		500,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd		136,260,000		136,260,000	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd		3,000,000		3,000,000	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd		4,110,000		4,110,000	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Limited		4,000,000		—	80.00	—

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

3.	Joint ventures and associates

(1)	Joint ventures and associates

Investee name	Type of enterprise	Registration location	Business nature	Legal representative	Registered capital		Shareholding proportion(%)	Organization code

Associates

China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB	3 billion	30	66930776-8
Yankuang Group Finance Co., Ltd	limited liability	Shandong	Finance	Zhang Shengdong	RMB	500 million	25	56250962-6
Shaanxi Future Energy Chemical Co., Ltd	limited liability	Shaanxi	Coal mining and liquefaction of coal	Li Weimin	RMB	5.4 billion	25	56714796-X

Joint ventures

Ashton Coal Mines Limited	limited liability	Australia	Property holding and sales		AUD	100	90
Australian Coal Processing Holding Pty Ltd	limited liability	Australia	No operation in Australia				90

Note:	The Company holds 90% shares and 50% voting rights of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited detailed in Note “VII, (1), 12, (2)”.

(2)	Financial information is stated in Note “VIII, (10), 3”.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties (limited to transactions with the Group)

Type of relationship	Related parties	Transactions

(1)	Other enterprises under control of the same controlling shareholder and ultimate controlling party

	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labours service
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods and purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labours service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labours service
	Yankuang Donghua Jianan Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd.	Purchase of materials, acceptance of labours service
	Yanzhou Dongfang Jidian Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Beisu Coal Mine	Sales of materials, purchase of goods
	Yankuang Group Finance Co., Ltd	Deposits, finance services
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labours service

(2)	Joint venture

	Ashton Mining Co., Ltd.	Dealing accounts, sales of goods

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS

1.	Purchase of goods

Type and name of related parties	2011		2010
	Amount	Proportion	Amount	Proportion

Controlling shareholder and entities controlled by it	696,802,379	20	421,606,402	13

Total	696,802,379	20	421,606,402	13

Note:	Based on market price or negotiated price.

2.	Sales of goods

Type and Name of	2011		2010
related parties	Amount	Proportion	Amount	Proportion

Controlling shareholder and entities controlled by it (Coal sales)	2,088,793,867	5	2,672,424,299	8
Joint Ventures (Coal sales)	1,363,241,513	3	1,202,255,333	4
Controlling shareholder and entities controlled by it (Material sales)	485,676,359	45	454,253,847	50
Controlling shareholder and entities controlled by it (Electricity power and heat supply)	180,807,913	35	235,001,700	68

Total	4,118,519,652		4,563,935,179

Note:	Based on market price or negotiated price.

3.	Related party guarantee

Assurance Provider	Secured party	Amount guaranteed		Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua	RMB	132,000,000	2006-02-13	2018-02-19	No
Yankuang Group	The Company	RMB	2,000,000,000	2011-09-29	2016-09-28	No
Yankuang Group	Yancoal International	USD	203,000,000	2011-12-28	2012-12-27	No
The Company (note)	Yancoal Australia	USD	2,900,000,000	2009-12-16	2014-12-16	No
The Company (note)	Yancoal Australia	USD	140,000,000	2009-12-09	2014-12-16	No

Note:	The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for the guaranteeing events.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

4.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended December 31, 2011 is RMB6.18 million. RMB5.78 million was paid as compared with same period in 2010.

5.	Complimentary use of trademark

The trademark is registered and owned by controlling shareholder, it can be freely used by the Company.

6.	Deposits in Yankuang Group Finance Company Limited

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB1.82 billion and the interest income during this reporting period was RMB7,660, 000. The amount of discounted notes through Finance Company during this reporting period was RMB578.03 million, and the total discounting payment was 10.12 million.

7.	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly funded and established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yankuang Group will contribute RMB 2.70 billion in cash, representing 50% of total registered capital, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd will both contribute RMB1.35 billion in cash, representing equity interest of 25% respectively. The registered capital will be paid in full in 3 instalments before August 2012. By the end of this reporting period, the Company had injected RMB540 million. Future Energy will mainly engage in liquefaction of coals project invested in Shaanxi Province as well as the preparation and development of compatible coal mines.

8.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages employees’ social insurance for the Company. Amount charged to expenses of the Company for the period ended December 31, 2011 and December 31, 2010 are RMB1,239.56 million and RMB1,045.30 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company in 2011 and 2010 are RMB510.41 million and RMB446.44 million respectively.

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

8.	Other transactions (continued)

Pursuant to an agreement signed by the Company and Yankuang Group, the departments and subsidiaries of Yankuang Group provided the following services and charged relevant service fees during the year transaction price shall be determined by market price, government pricing or negotiated price. Details are as following:

Items	2011 (RMB) million)	2010 (RMB million)

Laboring received from the Group
Construction service	718.15	655.31
Road transportation fee	73.64	64.94
Gas and heating expenses	39.38	31.78
Properties management fee	140.00	140.00
Technicians training fee	26.00	26.00
Maintenance and repairing service	323.55	262.48
Employees’ benefits	70.53	88.60
Environmental protection and greening	41.70	41.70
Communication Services	31.65	34.01
Others	46.10	46.10

Subtotal	1,510.70	1,390.92

iii.	Amount due to or from related parties

1.	Notes receivables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Controlling shareholder	4,000,000	300,000
Other entities under control of the same controlling shareholder	644,175,994	879,032,580

Total	648,175,994	879,332,580

2.	Accounts receivables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Other entities under control of the same controlling shareholder	25,363	79,721
Joint ventures	181,164,191	53,450,049

Total	181,189,554	53,529,770

Chapter 14 Financial Statements and Notes (Under PRC CASs)

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related parties (continued)

3.	Other receivables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Controlling shareholder	16,894,070	16,894,070
Other entities under control of the same controlling shareholder	24,456,093	28,316,469
Joint ventures	198,779,543	115,479,966

Total	240,129,706	160,690,505

4.	Prepayments

Related parties (Items)	At December 31, 2011	At January 1, 2011

Other entities under control of the same controlling shareholder	86,017,242	—

Total	86,017,242	—

5.	Notes payables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Other entities under control of the same controlling shareholder	3,623,266	500,000

Total	3,623,266	500,000

6.	Accounts payables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Controlling shareholder	338,284	338,284
Other entities under control of the same controlling shareholder	48,604,084	88,596,988
Joint ventures	—	7,942,994

Total	48,942,368	96,878,266

Financial Statements and Notes (Under PRC CASs) Chapter 14

IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related parties (continued)

7.	Other payables

Related parties (Items)	At December 31, 2011	At January 1, 2011

Controlling shareholder	778,053,137	855,013,956
Other entities under control of the same controlling shareholder	218,151,742	323,880,880

Total	996,204,879	1,178,894,836

8.	Advances from customers

Related parties (Items)	At December 31, 2011	At January 1, 2011

Other entities under control of the same controlling shareholder	106,397,468	95,075,975

Total	106,397,468	95,075,975

X.	CONTINGENCY

1.	Australian subsidiaries and their joint ventures

Items	As at Dec 31, 2011	As at Jan 1, 2011

Performance guarantees provided to daily operations	1,100,485,399	293,699,394
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	292,079,909	238,906,927

Total	1,392,565,308	532,606,321

Note:	The events stated above are mainly due to the acquisition of Yancoal Resources, Syntech, Syntech II, Premier Coal, and Premier Char, etc.

2.	Besides the contingencies stated above and included in Note “IX, (2), 3”, by December 31, 2011, the Group does not have any other significant contingent events.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XI.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi province. Pursuant to the agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (Note VIII. 17). By December 31, 2011, RMB78.87 million has not been paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been submitted to National Development and Reform Committee (Shaan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties on 16 September 2010 and 19 October 2010 to acquire 51% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited and to increase registered capital as per share proportion. The Company also entered into equity transfer agreements with two independent third parties on 31 March 2011 to acquire 10% equity interest of Haosheng Company. It is agreed that the total consideration for acquisition and capital contribution was RMB8,013.94 million. As at the end of the reporting period, RMB 2,439.88 million (Note VIII. 5) has been paid by the Company and RMB 5,574.06 million was still unpaid.

(3)	As described in Note IX, (2), 7, the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd entered into a co-operative agreement to establish Shaanxi Future Energy Chemical Corp. Ltd as a joint stock company. It is agreed that capital contribution of the Company was RMB 1.35 billion. As at the end of the reporting period, RMB 540 million (Note VIII, (10)) of initial investment has been paid and RMB 810 million was still unpaid.

(4)	As approved at the meeting of general managers of the Company held on 9 July 2011, Ordos Neng Hua, the subsidiary of the Company, entered into an equity transfer agreement with an independent third party and its controlling entity to acquire 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited with a consideration of RMB 2,801.56 million. As at the end of the reporting period, RMB 2,751.56 million has been paid by Ordos Neng Hua (Note “VIII, (49), 3”), and RMB50 million was still unpaid.

2.	Ongoing lease agreements and related financial influence

As at December 31, 2011 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings etc stated as the follows.

Periods	Operating lease (million)	Finance lease (million)

T+1years	7.18	—
T+2years	2.47	—
T+3years	0.40	—
T+3years later	0.34	—

Total	10.39	—

Financial Statements and Notes (Under PRC CASs) Chapter 14

XI.	COMMITMENTS (continued)

3.	By December 31, 2011, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	At December 31, 2011(million)	At January 1, 2011(million)

Capital expenditure – purchase and construction of assets	2,203.63	1,021.91

Total	2,203.63	1,021.91

4.	Except for the above stated commitments, the Company has no other significant commitment to claim by December 31, 2011.

XII.	EVENTS AFTER BALANCE SHEET DATE

1.	Upon approval at the Sixth Meeting of the Fifth Session of the Board held on 22 December 2011, the Company and its wholly-owned subsidiary, Yancoal Australia Limited and Gloucester Coal Ltd (“Gloucester”) entered into a Merger Proposal Deed for the merger of Yancoal Australia and Gloucester. Yancoal Australia will be listed on the ASX instead of Gloucester. As approved at the Seventh Meeting of the Fifth Session of the Board held on 5 March 2012, Yancoal Australia and Gloucester proceeded the merger transaction and entered into Supplementary Agreement to Merger Proposal Deed. Upon the completion of merge, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. A few more prerequisites still need to be fulfilled in order to complete the merger transaction, including obtaining approval from both Chinese and Australian related authorities, approval from the Board of Gloucester, and Ruling from Australian Court.

2.	As approved by a resolution passed at the first extraordinary general meeting in year 2012 held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time.

3.	As approved at the seventh meeting of the fifth session of the Board held on 5 March 2012, a wholly-owned overseas subsidiary of the Company will issue bonds with total face value no more than USD1 billion (including USD1 billion) in overseas market.

4.	On March 19, 2012, the Australian Minerals resource Rent Tax (MRRT) has passed through the Australian upper house. The MRRT is a 30 percent tax levied on top of the “super profit” from the mining of coals in Australia. The MRRT will become effective from July 1, 2012, and this legislation is considered to be “substantively enacted”. Based on the preliminary estimation, The MRRT will not have a significant impact on the current cash flow, but may increase the tax burden on the Australian subsidiaries of the Company. Given the complexity of the MRRT, the quantification of implications to the Australian subsidiaries remains in progress.

5.	On 23 March 2012, as approved at the eighth meeting of the Fifth Board, the Company proposed to declare a cash dividend payable at RMB5.7 per ten share (tax included), i.e. the sum of RMB2,803.49 million, on the basis of total capital on December 31, 2011. This shall be implemented after the authorization by meeting of shareholders.

6.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XIII.	SEGMENT REPORT

1.	Segment report in 2011

Items	Coal mining business (’000)	Railway transportation business (’000)	Electricity power and methanol (’000)	Undistributed items (’000)	Inter-segment elimination (’000)	Total (’000)

Operating revenue	47,549,447	528,557	2,322,900	42,718	1,675,277	48,768,345
–External	46,679,439	476,852	1,594,488	17,566	—	48,768,345
–Inter-segment	870,008	51,705	728,412	25,152	1,675,277	—

Operating cost and expenses	34,764,953	528,160	2,666,240	35,913	1,394,042	36,601,224
– External	27,073,565	335,496	1,544,732	11,851	—	28,965,644
– Inter-segment	759,607	35,873	582,729	15,833	1,394,042	—
– Overheads	6,931,781	156,791	538,779	8,229	—	7,635,580

Total operating profit(loss)	12,784,494	397	-343,340	6,805	281,235	12,167,121

Total assets	119,301,553	687,146	5,317,519	44,737	27,846,826	97,504,129
Total liabilities	64,068,142	9,846	3,115,684	20,028	12,574,904	54,638,796
Complementary information
Depreciation and amortization	2,364,740	79,257	488,884	2,864	—	2,935,745
Non-cash expenditure excluding depreciation and amortization	6,307	—	275,586	—	—	281,893
Capital expenditure	9,927,193	36,156	995,752	3,790	—	10,962,891

2.	Segment report in 2010

Items	Coal mining business (’000)	Railway transportation business (’000)	Electricity power and methanol (’000)	Undistributed items (’000)	Inter-segment elimination (’000)	Total (’000)

Operating revenue	34,113,804	549,333	1,647,639	44,983	1,511,371	34,844,388
–External	33,338,619	513,282	983,097	9,390	—	34,844,388
–Inter-segment	775,185	36,051	664,542	35,593	1,511,371	—

Operating cost and expenses	21,461,238	478,645	1,921,277	36,633	1,157,511	22,740,282
– External	17,604,687	310,663	982,904	7,709	—	18,905,963
– Inter-segment	582,361	21,938	531,634	21,578	1,157,511	—
– Overheads	3,274,190	146,044	406,739	7,346	—	3,834,319

Total operating profit(loss)	12,652,566	70,688	-273,638	8,350	353,860	12,104,106

Total assets	79,631,271	637,184	4,436,934	44,049	11,920,897	72,828,541
Total liabilities	38,304,515	38,782	3,037,706	18,948	5,379,022	36,020,929
Complementary information
Depreciation and amortization	2,023,167	82,880	495,030	2,890	—	2,603,967
Non-cash expenditure excluding depreciation and amortization	92,702	—	-28	—	—	92,674
Capital expenditure	4,664,522	34,396	132,338	2	—	4,831,258

Financial Statements and Notes (Under PRC CASs) Chapter 14

XIV.	OTHER IMPORTANT EVENTS

1.	Additional conditions for the acquisition of Yancoal Resources.

On 23 October 2009, the Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction.

(1)	Operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	Ensure the Board of Yancoal Australia, and any of its operating subsidiaries, has at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company;

(3)	Ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	Hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

(5)	List Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%. In addition, following the listing the Company’s economic ownership of the underlying mining assets shall be reduced to no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Treasurer of Australia for amending the aforesaid undertakings; and

(6)	Market all coal produced by its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

2.	Assets and liabilities measured at fair value

Items	At January 1, 2011	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Provision for the impairment for the current year	At December 31, 2011

Financial assets
Hedging instrument	239,475,434	—	-88,648,375	—	104,909,672
Available-for-sales financial assets	194,259,526	—	-15,572,941	—	333,617,636

Subtotal	433,734,960	—	-104,221,316	—	438,527,308

Financial liabilities
Hedging instrument	166,177,927	—	50,112,108	—	222,089,021

Subtotal	166,177,927	—	50,112,108	—	222,089,021

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XIV.	OTHER IMPORTANT EVENTS (continued)

3.	Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2011	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Provision for the impairment for the current year	At December 31, 2011

Financial assets
Bank balance and cash	3,086,208,903	—	—	—	2,446,558,017
Hedging instrument	239,475,434	—	-88,648,375	—	104,909,672
Loans and receivables	819,265,506	—	—	—	1,525,542,769
Available-for-sales financial assets	947	—	—	—	160,122,978

Subtotal	4,144,950,790	—	-88,648,375	—	4,237,133,436

Financial liabilities
Hedging instrument	15,528,284	—	20,619,607	—	42,471,284
Bank loans	22,039,755,600	—	—	—	20,433,818,700
Others financial liabilities	1,391,375,889	—	—	—	1,383,556,577

Subtotal	23,446,659,773	—	20,619,607	—	21,859,846,561

Note:	The table above includes all relevant financial assets and financial liabilities of overseas subsidiaries.

4.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Company is RMB12.98 million which is subject to new regulations after a ten-year period if they come out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has completed assessment on remaining reserves and has been making the approval process of Shandong Provincial Department of Land & Resources. Pursuant to the decision made in the sixth meeting of the Fourth Session of the Board, compensation fee of RMB5 is accrued for each ton of ROM mined for the five coal mines owned by the Company since January1, 2008, which is subject to detailed scheme when it comes out. RMB140.71 million and RMB139.77 million have been accrued according to this criterion for the year of 2010 and 2011 respectively.

Financial Statements and Notes (Under PRC CASs) Chapter 14

XIV.	OTHER IMPORTANT EVENTS (continued)

5.	Environmental Guarantee Deposits

Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Neng Hua have handed in RMB700 million and RMB32 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposits (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB 45.09 million.

6.	Significant acquisition of assets and equities, and newly established subsidiaries

(1)	Ordos Neng Hua, the subsidiary of the Company, independent third party and its controlling entity entered into the Asset Transfer Agreement and the Supplementary Agreement dated on 20 November 2010 and 20 January 2011, respectively, for the acquisition of all the assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohe Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB1.435 billion. These assets and equities include: mining right of the coal mine; intangible assets such as land use right; real estate ownership; machinery equipment and other fixed assets related to businesses with Anyuan coal mine and related rights. By the end of the reporting period, the Company has paid all the asset transfer payment (refer to Note VIII.11 and VIII.14). By the date of this report, the amendments for the registration of business license, mining license, coal production license, safety production license, coal business license and state-owned land use right license of Anyuan coal mine are still under process.

(2)	As approved by the nineteenth meeting of the fourth session of the Board of the Company held on 28 January 2011, the subsidiary of the Company Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the payment of mining rights is to be paid in three installments, and fund occupancy fee needs to be paid for unpaid installments. The license for mining rights will be granted after all payments are made. By the end of the reporting period, the Company has paid the first installment RMB 3,198.66 million and second installment RMB 2,340 million; the third installment of RMB 2,340 million will be paid on 30 November 2012. During the year of 2011, total interest for fund occupancy is accrued amounting to RMB243.05 million (refer to Note VIII, (12) and (25) and (27)).

(3)	As approved at the working meeting of general managers held on 9 July 2011, the Company’s subsidiary Ordos Neng Hua acquired 80% equity interests of Xintai Company, and the acquisition was completed on 20 July 2011. Details are stated in Note VII, (2).

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XIV.	OTHER IMPORTANT EVENTS (continued)

6.	Significant acquisition of assets and equities, and newly established subsidiaries (continued)

(4)	As approved at the working meeting of general managers held on 17 July 2011, the Company signed purchase deed with Devonian Potash Inc. and North Atlantic Potash Inc. respectively, and agreed that Yancoal Canada Resources Holding Co., Ltd invest USD 260 million to acquire 19 exploration rights of potash mines in the Province of Saskatchewan, Canada. Amendment of exploration rights registration was completed on 29 September 2011 (refer to Note VIII, (12)).

(5)	Pursuant to the resolution at the seventeenth meeting of the fourth session of the Board of the Company held on 30 December 2010, White Mining Limited, a subsidiary of Yancoal Australia (a wholly-owned subsidiary of the Company) is approved to acquire 30% equity interests in Ashton Joint Venture, Ashton Coal Mines Limited and Australian Coal Processing Holding Pty Ltd. The acquisition was completed on May 13, 2011. Details are stated in Note “VII, (1), 12, (3)”.

(6)	As approved at the working meeting of general managers held on 6 April 2011, the Company’s subsidiary Austar Coal Mine Pty Ltd acquired 100% equity interests of Syntech and Syntech II, and the acquisition was completed on 1 August 2011. Details are stated in Note “VII, (2)”.

(7)	As approved at the working meeting of general managers held on 26 September 2011, the Company’s subsidiary Austar Coal Mine Pty Ltd acquired 100% equity interests of Premier and Premier Char, and the acquisition was completed on 30 December 2011. Details are stated in Note VII, (2).

(8)	As approved at the working meetings of general managers held on 17 June 2011 and 17 July 2011, the Company established Yancoal International (Holding) Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Trading Co., Limited, Yancoal International Resources Development Co., Limited, Yancoal Luxembourg Energy Holding Co., Limited and Yancoal Canada Resources Holding Co., Ltd. Details are stated in Note VII, (1), 16 to VII, (1), 21 .

Financial Statements and Notes (Under PRC CASs) Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable by category

	At December 31, 2011				At January 1, 2011
	Book value Amount RMB	%	Bad debt Provision Amount RMB	%	Book balance Amount RMB	%	Bad debt Provision Amount RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	4,783,605	19	3,990,412	100	42,247,450	51	5,227,650	100
Risk-free portfolio	20,000,000	81	—	—	40,000,000	49	—	—
The subtotal of portfolio	24,783,605	100	3,990,412	100	82,247,450	100	5,227,650	100

Total	24,783,605	100	3,990,412	100	82,247,450	100	5,227,650	100

1)	There is no individually significant amount of accounts receivables of which the bad debt provisions are accrued separately for the period.

2)	Accounts receivables in the category of which the bad debt provisions are accrued as per accounting ageing analysis method are:

	At December 31,2011			At January 1, 2011
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	145,733	4	5,829	37,609,578	4	1,504,383
1 to 2 years	—	30	—	1,306,579	30	391,974
2 to 3 years	1,306,579	50	653,290	—	50	—
Over 3 years	3,331,293	100	3,331,293	3,331,293	100	3,331,293

Total	4,783,605	—	3,990,412	42,247,450	—	5,227,650

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1.	Accounts receivable (continued)

(1)	Accounts receivable by category (continued)

3)	Accounts receivables in the category of which bad debt provisions are accrued under other methods are:

Item	Carrying amount	Bad debt provision

Risk-free portfolio	20,000,000	—

Total	20,000,000	—

Note:	As of the end of the year, all risk-free portfolios are letters of credit issued by banks.

(2)	Accounts receivables due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(3)	The five largest debtors

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)

Shandong Jinneng letter of credit	Third party	20,000,000	Within 1year	81
Guangzhou Suitong Material Company	Third party	1,439,726	Over 3 years	6
Yanzhou Anqiufu Depot	Third party	1,306,579	2 to 3 year	5
Yanzhou Mining Bureau Jining Coal Company	Third party	1,089,956	Over 3 years	4
Huangdao Fuel Company	Third party	246,240	Over 3 years	1

Total		24,082,501		97

Financial Statements and Notes (Under PRC CASs) Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables

(1)	Other receivables by category

	At December 31, 2011				At January 1, 2011
Item	Book value RMB	%	Bad debt Provision RMB	%	Book Value RMB	%	Bad debt Provision RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	17,395,044	1	13,817,767	100	17,495,686	1	13,850,609	100
Risk-free portfolio	4,994,728,470	99	—	—	3,415,539,981	99	—	—
The subtotal of portfolio	5,012,123,514	100	13,817,767	100	3,433,035,667	100	13,850,609	100

Total	5,012,123,514	100	13,817,767	100	3,433,035,667	100	13,850,609	100

1)	There is no individually significant amount of other receivables of which the bad debt provisions are accrued separately for the period.

2)	Other receivables in the category of which the bad debt provisions are accrued as per accounting ageing analysis method are:

	At December 31, 2011			At January 1, 2011
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	1,231,339	4	49,254	82,892	4	3,316
1 to 2 year	28,180	30	8,454	5,010,931	30	1,503,279
2 to 3 years	4,750,931	50	2,375,465	115,698	50	57,849
Over3 years	11,384,594	100	11,384,594	12,286,165	100	12,286,165

Total	17,395,044	—	13,817,767	17,495,686	—	13,850,609

3)	Other receivables in the category of which bad debt provisions are accrued under other methods are:

Item	Book value	Bad debt provision

Risk-free portfolio	4,994,728,470	—

Total	4,994,728,470	—

Note:	As at the end of the year, receivables of risk-free portfolio include RMB2,439.88 million of prepayment for investment and RMB2,533.8 million receivables due from related parties.

(2)	As at December 31, 2011, receivables due from the controlling shareholder of the Company are RMB16.89 million (RMB16.89 million as at December 31, 2010).

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(3)	The five largest other debtors

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents

Prepayment of investment	Third party	2,439,880,800	1 to 2 year	49	Prepayment of investment
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	2,340,000,000	Within 1 year	47	Borrowing
Yancoal Australia Ltd	Holding subsidiary	65,383,702	Within 1 year	1	Materials
Shanxi Heshun Tianchi Energy Co., Ltd	Holding subsidiary	59,697,445	1 to 2 years	1	Materials
Yanmei Heze Neng Hua Co., Ltd	Holding subsidiary	21,945,786	1 to 3 years	—	Materials

Total		4,926,907,733		98

(4)	Other receivables due from related parties are RMB2,533.80 million as at 31 December 2011, accounting for 51% of total other receivables.

(5)	Other receivables denominated in foreign currency

	At December 31, 2011			At January 1, 2011
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	10,439,296	6.3009	65,776,960	15,215,675	6.6227	100,768,851

Total			65,776,960			100,768,851

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At December 31, 2011	At January 1, 2011

Long-term equity investments under cost method	15,235,557,746	6,348,640,546
Long-term equity investments under equity method	1,683,897,233	1,074,958,369

Long-term equity investments – Total	16,919,454,979	7,423,598,915
Less: provision for impairment	—	—

Long-term equity investments – net	16,919,454,979	7,423,598,915

Financial Statements and Notes (Under PRC CASs) Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(2)	Under cost method and equity method

Name of investees	Shareholding proportion (%)	Voting rights proportion (%)	Original amount	Opening balance	Additions	Reduction	Closing Balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,904	—	—	2,709,904	—
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	5,060,000
Heze Neng Hua	98.33	98.33	1,450,000,000	2,924,343,542	—	—	2,924,343,542	—
Yancoal Australia	100.00	100.00	403,281,954	403,281,954	6,260,000,000	—	6,663,281,954	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos Neng Hua	100.00	100.00	500,000,000	500,000,000	2,600,000,000	—	3,100,000,000	—
Hua Ju Energy	95.14	95.14	599,523,448	599,523,448	—	—	599,523,448	—
Yancoal International (Holding) Co., Limited	100.00	100.00	17,917,200	—	17,917,200	—	17,917,200	—
Shandong Zoucheng Jianxin Cunzhen Bank	9.00	9.00	9,000,000	—	9,000,000	—	9,000,000	—
Subtotal			4,360,252,602	6,348,640,546	8,886,917,200	—	15,235,557,746	5,060,000
Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	947,855,961	25,814,781	—	973,670,742	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	127,102,408	43,124,083	—	170,226,491	—
Shaanxi Future Energy Chemical Co. Ltd	25.00	25.00	540,000,000	—	540,000,000	—	540,000,000	—

Subtotal			1,565,000,000	1,074,958,369	608,938,864	—	1,683,897,233	—

Total			5,925,252,602	7,423,598,915	9,495,856,064	—	16,919,454,979	5,060,000

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(3)	Investment in associates

Name of investees	Type of enterprise	Registered location	Business nature	Registered capital		Shareholding proportion (%)	Voting rights proportion (%)

China HD Zouxian Co., Ltd.	Limited liability	Tangcun, Zoucheng Shandong	Electricity power resources and related development, production, investment, sales and construction	RMB	3billion	30%	30%
Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB	500 million	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd	Limited liability	Shaanxi	Liquefaction of coal and coal mining	RMB	5.4 billion	25%	25%

Name of investees	Total assets by the end of the year	Total liabilities by the end of the year	Net assets by the end of the year	Operating income for the current year	Net profit for the current year

China HD Zouxian Co., Ltd.	6,286,537,249	3,040,968,109	3,245,569,140	4,031,792,329	86,049,270
Yankuang Group Finance Co., Ltd	7,127,950,660	6,447,044,698	680,905,962	311,422,307	172,496,332
Shaanxi Future Energy Chemical Co. Ltd	2,293,428,579	133,428,579	2,160,000,000	—	—

Total	15,707,916,488	9,621,441,386	6,086,475,102	4,343,214,636	258,545,602

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4.	Operating revenue and operating cost

Items	2011	2010

Principal operating revenue	32,917,709,715	25,828,062,184
Other operating revenue	2,046,533,884	1,146,309,513

Total	34,964,243,599	26,974,371,697

Principal operating cost	19,544,678,968	13,039,830,842
Other operating cost	2,179,780,865	1,328,710,524

Total	21,724,459,833	14,368,541,366

Financial Statements and Notes (Under PRC CASs) Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operating revenue and operating cost (continued)

(1)	Principal operations – Classification by business

	2011		2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	32,440,857,375	19,209,183,038	25,314,780,279	12,729,167,721
Railway transportation	476,852,340	335,495,930	513,281,905	310,663,121

Total	32,917,709,715	19,544,678,968	25,828,062,184	13,039,830,842

(2)	Principal operations – Classification by product

	2011		2010
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Revenue from domestic sales of coal products	22,827,700,248	9,660,314,167	21,324,821,713	8,773,564,516
Sales of coal purchased from other companies	9,613,157,127	9,548,868,871	3,989,958,566	3,955,603,205
Revenue from railway transportation services	476,852,340	335,495,930	513,281,905	310,663,121

Total	32,917,709,715	19,544,678,968	25,828,062,184	13,039,830,842

(3)	Principal operations – Classification by area

	2011		2010
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	32,903,402,707	19,539,140,136	25,818,323,063	13,034,791,821
International	14,307,008	5,538,832	9,739,121	5,039,021

Total	32,917,709,715	19,544,678,968	25,828,062,184	13,039,830,842

(4)	Total revenue of the 5 largest customers in 2011 is RMB8,764.51 million, which accounts for 25% in total revenue.

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5.	Investment income

(1)	Sources of investment income

Items	2011	2010

Long-term equity investment income under cost method	5,060,000	31,269,794
Long-term equity investment income under equity method	68,938,864	8,869,958
Investment income from disposal of long-term equity investment	—	160,000
Investment income of entrusted loan	252,231,876	74,282,873
Investment income of available-for-sales financial assets	2,433,305	4,504,096

Total	328,664,045	119,086,721

(2)	Long-term equity investment income under equity method

Item	2011	2010	Reasons of changes between two years

Total	68,938,864	8,869,958
Including:
China HD Zouxian Co., Ltd.	25,814,781	6,767,550	China HD Zouxian’s current profit increased
Yankuang Group Finance Co., Ltd	43,124,083	2,102,408	Yankuang Group Finance Co., Ltd’s current profit increased

(3)	There is no major limit on recovery of investment income to the Group.

Financial Statements and Notes (Under PRC CASs) Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

6.	Supplementary information of cash flow statement of the Company

Items		2011	2010

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	6,764,650,520	6,548,575,685
	Add: Provision of impairment of assets	5,826,369	177,519,590
	Depreciation of fixed assets	1,022,217,624	1,052,288,203
	Amortization of intangible assets	16,951,365	17,010,107
	Amortization of long-term deferred expenses	7,500	625
	Special reserves accrued	480,676,375	479,940,003
	Gain or loss on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	103,672,358	-605,405
	Gain or loss from change of fair value (“-” represents gain)	28,968,095	—
	Finance costs (“-” represents gain)	162,651,234	29,226,741
	Gain or loss arising from investments (“-” represents gain)	-328,664,045	-119,086,721
	Deferred tax effect (“-” represents increase)	-386,395,842	-389,479,353
	Decrease in inventories (“-” represents increase)	292,062,534	-346,067,777
	Decrease in receivables under operating activities (“-” represents increase)	2,884,510,552	-8,653,921,671
	Increase in payables under operating activities (“-” represents decrease)	1,704,026,115	5,472,628,873
	Net cash flow from operating activities	12,751,160,754	4,268,028,900
2.	Changes in cash and cash equivalents:
	Cash, closing	6,014,805,642	5,336,180,576
	Less: Cash, opening	5,336,180,576	6,724,043,764
	Net addition in cash and cash equivalents	678,625,066	-1,387,863,188

XVI.	SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to shareholders of the Company		Net profit attributable to shareholders of the Company
Items	At 31 December 2011	At 1 January 2011	2011	2010

As per the financial statements prepared under IFRS	42,634,490,236	37,331,886,252	8,928,100,834	9,281,385,606
1) Business combination adjustment under common control (note 1)	-637,166,839	-642,100,925	6,053,463	6,053,463
2) Special reserves (note 2)	-535,479,918	-610,766,370	-426,113,351	-369,554,674
3) Deferred tax effect (note 3)	737,915,971	648,135,011	89,780,960	70,282,901
4) Others	-610,072	-5,434,720	24,966,847	20,453,931
As per PRC ASBEs	42,199,149,378	36,721,719,248	8,622,788,753	9,008,621,227

Chapter 14 Financial Statements and Notes (Under PRC CASs)

XVI.	SUPPLEMENT (continued)

1.	Reconciliation for differences of net profits and net assets (continued)

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consideration price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(2)	As stated in Note IV, (22), in accordance with relevant regulations of the Chinese authorities for coal mining companies, provision for production maintenance, production safety and other related expenditures are accrued based on coal production volume, and are presented in expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and same amount of accumulated depreciation is recognized at the same time. While under IFRS, these expenses are recognized when it occurs in the period, and relevant capital expenditures are recognized as fixed assets when they occur and depreciated according to corresponding depreciation method.

(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

2.	Extraordinary gain or loss

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 1 Extraordinary Gain or loss, extraordinary gain or loss of the Company are as follows:

Items	2011	2010

Gain or loss from disposal of non-current assets	-108,626,913	-18,429,446
Government subsidies included in the profit and loss of the period	29,430,554	43,272,983
Investment income from available-for-sales financial assets	2,433,305	4,504,096
Gain or loss from entrusted loans	—	—
Other non-operating revenues and expenses excluding the above items	11,808,925	-15,115,417
Others	—	—

Subtotal	-64,954,129	14,232,216

Income tax effect	-14,022,444	3,328,033
Extraordinary gain or loss excluding income tax effect	-50,931,685	10,904,183
Including: attributable to shareholders of the Company	-51,739,548	10,167,144
Minority interest effect (after tax)	807,863	737,039

Financial Statements and Notes (Under PRC CASs) Chapter 14

XVI.	SUPPLEMENT (continued)

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Group are as follows:

		Earnings per share
Profit during the reporting period	Weighted average return on net assets (%)	Basic earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the Company	21.85	1.7532	1.7532
Net profit attributable to shareholders of the Company, excluding extraordinary gain or loss	21.98	1.7637	1.7637

XVII.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on March 23, 2012.

Yanzhou Coal Mining Company Limited
23 March, 2012

Chapter 15 Documents Available for Inspection

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

2.	Original of auditors’ report sealed and signed by the Certified Public Accountants

3.	All documents and announcements published during the reporting period in newspapers designated by the CSRC; and

4.	The full text of the annual report released in other securities markets.

On behalf of the Board

Li Weimin

Chairman

Yanzhou Coal Mining Company Limited

23 March, 2012

Appendix

DATA of coal mines of Yanzhou Coal

	Nantun	Xinglong zhuang	Baodian	Dongtan	Jining II	Jining III	Total

Background data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve data:(1)
(millions tonnes as of December 31, 2011)
Total proven and probable reserves (1)	111.09	311.73	276.40	443.79	404.26	215.54	1762.81
Recoverable reserves (2)	43.17	118.82	103.09	142.14	180.06	96.77	684.05
Mining recovery rate (%)	81.28	80.80	81.57	83.88	79.83	80.91	N/A
Type of coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	N/A

Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997	3.9	4.1	4.0	4.9	0.8	—	17.7
1998	4.2	5.0	4.3	5.4	1.8	—	20.7
1999	4.0	6.1	4.7	6.1	3.2	—	24.1
2000	4.5	6.2	5.3	6.7	4.8	—	27.5
2001	4.9	6.6	6.2	7.1	4.1	5.1	34
2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0

Note:	(1)

The above reserve data is based on the relevant information from the reports of independent mining consultants and/or the operating data derived from the Company’s record. The reserves were collected in accordance with Chinese national mining standards and have been re-categorized and presented in accordance with Industry Guide 7 for proven and probable reserves.

Proven reserves refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). Probable reserves refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. Our total proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined.

	(2)	Recoverable reserves refer to the amount of proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2011. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

Appendix

DATA OF SHANXI NENG HUA AND HEZE NENG HUA

	Tianchi	Zhaolou	Total

Background data:
Commencement of construction	2004	2004	N/A
Commencement of commercial production	2006	2009	N/A
Coalfield area (square kilometers)	20.0	143.36	163.36

Reserve data: (1)
(millions tonnes as of December 31, 2011)
Total proven and probable reserves (1)	41.14	165.15	206.29
Recoverable reserves (2)	26.57	103.59	130.16
Mining recovery rate (%)	82.50	79.73	N/A
Type of coal	thermal coal	1/3 coking coal	N/A

Production data:(million tonnes)
Designed raw coal production capacity	1.2	3.0	4.2
Designed washing capacity	—	—	—
Raw coal production
2006	0.1	—	0.1
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2

Note:	(1)

The above reserve data is based on the relevant information from the reports of independent mining consultants and/or the operating data derived from the Company’s record. The reserves were collected in accordance with Chinese national mining standards and have been re-categorized and presented in accordance with Industry Guide 7 for proven and probable reserves.

Proven reserves refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). Probable reserves refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. Our total proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined.

	(2)	Recoverable reserves refer to the amount of proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2011. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

Appendix

DATA OF ORDOS NENG HUA

	Anyuan	Wenyu	Total

Background data:
Commencement of construction	—	1996	N/A
Commencement of commercial production	2004	1997	N/A
Coalfield area (square kilometers)	9.26	9.36	18.62

Reserve data:
(million tonnes as of December 31, 2011)
Basic reserves	35.6	46.1	81.7
Mining recovery rate (%)	89.0	89.30	N/A
Type of coal	thermal coal	thermal coal	N/A

Production data: (million tonnes)
Designed raw coal production capacity	1.2	3.0	4.2
Designed washing capacity	—	—	—
Raw coal production
2011	2.3	2.1	4.4

Note:	The above reserve data is based on the relevant information from the reports of independent mining consultants and/or the operating data derived from the Company’s record. The reserves were collected in accordance with Chinese national mining standards. As of the date of this annual report, the Company has not completed the reserve re-categorization in accordance with the Industry Guide 7 for proven and probable reserves. Basic reserves refer to resource reserves that have been indicated or proven.

Appendix

DATA of coal mines of Yancoal Australia (1)

	Austar	Yarrabee	Ashton	Moolarben	Harry-Brandt	Cameby Downs	Premier	Total

Background data:
Commencement of construction	1998	1981	2003	2009	N/A	2009	1996	N/A
Commencement of commercial production	2000	1982	2004	2010	N/A	2010	1996	N/A
Coalfield area (square kilometers)	63	62.71	19.21	17.4	40.4	27.22	141.83	371.77

Reserve data:(1)
(millions tonnes as of December 31, 2011)
Total proven and probable reserves (1)	151.0	149.3	298.1	974.8	43.5	490.0	472.0	2,578.7
Recoverable reserves (2)	44.2	57.2	58.2	315.0	N/A	440	141	1,055.6
Type of coal	semi-hard coking coal	PCI coal	semi-soft coking coal	thermal coal	anthracite coal	thermal coal	thermal coal	N/A

Production data: (million tonnes)
Designed raw coal production capacity	3.6	3.0	5.2	16.0	N/A	16.0	5.0	48.8
Designed washing capacity	3.3	2.4	6.5	16.0	N/A	16.0	N/A	44.2
Raw coal production
2006	0.4	—	—	—	—	—	—	0.4
2007	1.6	—	—	—	—	—	—	1.6
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	0.8	—	13.1

Note:	(1)	The above reserve data is based on the relevant information from the reports of independent mining consultants and/or the operating data derived from the Company’s record. The reserves were collected in accordance with JORC Code and have been re-categorized and presented in accordance with the Industry Guide 7 for proven and probable reserves. Proven reserves refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). Probable reserves refer to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. Our proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined.
	(2)	Recoverable reserves refers to the amount of proven and probable reserves but excludes all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2011. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

Appendix

DATA of coal mines of Yancoal Australia (2)

	Athena	Wilpeena	Wilga	Total

Background data:
Commencement of construction	N/A	N/A	N/A	N/A
Commencement of commercial production	N/A	N/A	N/A	N/A
Coalfield area (square kilometers)	782.73	34.65	25.49	842.87

Reserve data:
(millions tonnes as of December 31, 2011)
Recoverable reserves	N/A	N/A	N/A	N/A
Type of coal	thermal coal	PCI coal	thermal coal	N/A

Production data: (million tonnes)
Designed raw coal production capacity	N/A	N/A	N/A	N/A
Designed washing capacity	N/A	N/A	N/A	N/A

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC